Filed Pursuant to Rule 424(b)(2)
Registration No. 333-105196
PROSPECTUS SUPPLEMENT
(To Prospectus Dated March 24, 2005)
$330,000,000
GATX Financial Corporation
$230,000,000 5.125% Senior Notes due 2010
$100,000,000 5.700% Senior Notes due 2015

          The notes due 2010 will bear interest at the rate of 5.125% per year, and the notes due 2015 will bear interest at the rate of 5.700% per year. Interest on each series of notes is payable on April 15 and October 15 of each year, beginning on October 15, 2005. Each series of notes will mature on April 15 of its respective year of maturity. We may redeem some or all of the notes at any time prior to maturity at a redemption price described under the caption “Description of Notes — Optional Redemption.”
      The notes will be senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness.

       Investing in the notes involves risks. See “Risk Factors” beginning on page 4 of the accompanying prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Per Note
	due 2010	due 2015	Total

Public Offering Price	99.900%	99.668%	$329,438,000
Underwriting Discount	0.600%	0.650%	$2,030,000
Proceeds to GATX Financial (before expenses)	99.300%	99.018%	$327,408,000
      Interest on the notes will accrue from April 14, 2005 to date of delivery.

      The underwriters expect to deliver the notes to purchasers on or about April 14, 2005.

Joint Book-Running Managers

Citigroup	Calyon Securities (USA)

Banc of America Securities LLC

Harris Nesbitt

KeyBanc Capital Markets

Piper Jaffray
April 11, 2005

      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the notes in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates.

      Unless the context indicates otherwise, the words “GATX Financial”, “GFC”, the “Company”, “we”, “us” or “our” refer to GATX Financial Corporation, its predecessors and subsidiaries. References to “GATX” refer to GATX Corporation, our parent company.

USE OF PROCEEDS
      The net proceeds to us from the sale of the notes offered by this prospectus supplement are estimated to be approximately $327.1 million. We intend to use approximately $199 million of the proceeds to fund our offer to purchase outstanding debt securities that mature in December 2006 and bear interest at rates ranging from 6 7/8% to 7 3/4%, and up to $80 million of the proceeds to repay floating rate indebtedness that currently bears interest at 4.1325% and matures in November 2005. We intend to use the remaining proceeds for general corporate purposes.
DESCRIPTION OF NOTES
      The following description of the particular terms of the notes offered by this prospectus supplement augments, and to the extent inconsistent replaces, the description of the general terms and provisions of the debt securities under “Description of Debt Securities” in the accompanying prospectus.
General
      The notes will be senior securities as described in the accompanying prospectus. We will issue the notes under an indenture dated as of November 1, 2003 (the “Indenture”) between us and JPMorgan Chase Bank, N.A., as Trustee. The Indenture does not limit the amount of additional unsecured indebtedness ranking equally and ratably with the notes that we may incur. We may, from time to time, without the consent of the holders of the notes, issue notes under the Indenture in addition, and with identical terms, to the notes of either series offered by this prospectus supplement. The statements in this prospectus supplement concerning the notes and the Indenture are not complete and you should refer to the provisions in the Indenture, which are controlling. Whenever we refer to provisions of the Indenture, those provisions are incorporated in this prospectus supplement by reference as a part of the statements we are making, and the statements are qualified in their entirety by these references.
Maturity
      The notes due 2010 will mature on April 15, 2010, and the notes due 2015 will mature on April 15, 2015.
Interest
      The notes due 2010 will bear interest at the rate of 5.125% per year, and the notes due 2015 will bear interest at the rate of 5.700% per year. Interest will accrue from April 14, 2005 or from the most recent date to which interest has been paid or provided for. We will pay interest on April 15 and October 15 of each year to the person in whose name the note is registered at the close of business on the preceding April 1 or October 1, except that the interest payable on the maturity date, or, if applicable, upon redemption, will be payable to the person to whom the principal on the note is payable. We will make the first payment on October 15, 2005.
      Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. Payments of interest and principal will be made in United States dollars.
Ranking
      The notes will be senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness.
Denominations
      The authorized denominations of the notes will be $1,000 or any amount in excess of $1,000 which is an integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed in connection with the transaction.
Optional Redemption
      Each series of notes will be redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 15 basis points in the case of the notes due 2010 and 20 basis points in the case of the notes due 2015, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.
      “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.
      “Business Day” means any day other than a Saturday or Sunday and other than a day on which banking institutions in Chicago, Illinois, or New York, New York, are authorized or obligated by law or executive order to close.
      “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.
      “Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for that redemption date.
      “Quotation Agent” means one of the Reference Treasury Dealers appointed by us.
      “Reference Treasury Dealer” means each of Citigroup Global Markets Inc. and Banc of America Securities LLC and their respective successors; provided, however, that if either of the foregoing or their successors shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute for it another nationally recognized investment bank that is a Primary Treasury Dealer.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.
      We will mail notice of a redemption to holders of notes by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the notes of either series are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate.

Discharge, Defeasance and Covenant Defeasance
      The notes are not subject to defeasance or covenant defeasance.
Registration, Transfer and Exchange
      We appointed the trustee as securities registrar for the purpose of registering the notes and transfers and exchanges of the notes and, subject to the terms of the Indenture, the notes may be presented for registration of transfer and exchange at the offices of the trustee.
Book-Entry; Delivery and Form

Global Notes
      We will issue each series of notes in fully registered form without coupons and each series of notes will be represented by a global note (a “Global Note”) registered in the name of a nominee of the depositary. Except as set forth in this prospectus supplement, notes will be issuable only in global form. Upon issuance, all notes of each series will be represented by one or more fully registered Global Notes. Each Global Note will be deposited with, or on behalf of, the depositary and registered in the name of the depositary or its nominee. Your beneficial interest in a note will be shown on, and transfers of beneficial interests will be effected only through, records maintained by the depositary or its participants. Payments of principal of, premium, if any, and interest, if any, on, notes represented by a Global Note will be made by us or our paying agent to the depositary or its nominee. The Depository Trust Company (“DTC”) will be the initial depositary.

The Depositary
      DTC will be the initial depositary with respect to the notes. DTC has advised us and the underwriters that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities and Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.
      DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom, and /or their representatives, own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Ownership of Global Notes
      When we issue the notes represented by a Global Note, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the principal amounts of the notes represented by the Global Note beneficially owned by the participants. The accounts to be credited will be designated by the underwriter of those notes. Ownership of beneficial interests in a Global Note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in notes represented by a Global Note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in notes represented by a Global Note or Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary, or by participants in the depositary or persons that may hold interests through participants. The laws of some states require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a Global Note.
      So long as the depositary for a Global Note, or its nominee, is the registered owner of the Global Note, the depositary or its nominee will be considered the sole owner or holder of the notes represented by a Global Note for all purposes under the Indenture. Except as provided below, you, as the owner of beneficial interests in notes represented by a Global Note or Global Notes (a) will not be entitled to register the notes represented by a Global Note in your name, (b) will not receive or be entitled to receive physical delivery of notes in definitive form and (c) will not be considered the owner or holder of the notes under the Indenture.
      Accordingly, you must rely on the procedures of the depositary or on the procedures of the participant through which you own your interest, to exercise any rights of a holder under the Indenture or a Global Note. We understand that under existing policy of the depositary and industry practices, if (a) we request any action of holders, or (b) you desire to give notice or take action which a holder is entitled to under the Indenture or a Global Note, the depositary would authorize the participants holding the beneficial interests to give the notice or take the action.
      If you are a beneficial owner that is not a participant, you must rely on the contractual arrangements you have directly, or indirectly through your financial intermediary, with a participant to give notice or take action.
      To facilitate subsequent transfers, all Global Notes deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the book-entry notes; DTC’s records reflect only the identity of the direct participants to whose accounts the book-entry notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Neither DTC nor Cede & Co. will consent or vote with respect to book-entry notes. Under its usual procedures, DTC will mail an “Omnibus Proxy” to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the book-entry notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).
      A beneficial owner shall give notice to elect to have its book-entry notes purchased or tendered, through its participant, to the paying agent, and shall effect delivery of such book-entry notes by causing the direct participant to transfer the participant’s interest in the book-entry notes, on the depositary’s records, to the paying agent. The requirement for physical delivery of book-entry notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the book-entry notes are transferred by a direct participant on the depositary’s records.

Payments
      We will make payments of principal of, premium, if any, and interest, if any, on, the notes represented by a Global Note through the trustee to the depositary or its nominee, as the registered owner of a Global Note. Neither we, the trustee, any paying agent or any other of our agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. We expect that the depositary, upon receipt of any payments, will immediately credit the accounts of the related participants with payments in amounts proportionate to their beneficial interest in the Global Note. We also expect that payments by participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices and will be the responsibility of the participants.

Certificated Notes
      If DTC or any other designated replacement depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 calendar days, we will issue certificated notes in exchange for all the Global Notes. Also, we may at any time and in our sole discretion determine not to have the notes represented by the Global Note and, in that event, will issue certificated notes in exchange for all the Global Notes. In either instance, you, as an owner of a beneficial interest in a Global Note, will be entitled to have certificated notes equal in principal amount to the beneficial interest registered in your name and will be entitled to physical delivery of the certificated notes. The certificated notes will be registered in the name or names as the depositary shall instruct the Trustee. These instructions may be based upon directions received by the depositary from participants with respect to beneficial interests in the Global Notes. The certificated notes will be issued in denominations of $1,000 or any amount in excess of $1,000 which is an integral multiple of $1,000 and will be issued in registered form only, without coupons. No service charge will be made for any transfer or exchange of certificated notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge.
CONCERNING THE TRUSTEE
      JPMorgan Chase Bank, N.A. is the trustee and the paying agent under the Indenture and is a party to existing credit agreements with us.

UNDERWRITING
      Citigroup Global Markets Inc. and Calyon Securities (USA) Inc. are acting as joint book-running managers of the offering and, together with Banc of America Securities LLC, as representatives of the underwriters named below.
      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite that underwriter’s name.

	Principal Amount of	Principal Amount of
Underwriter	Notes due 2010	Notes due 2015

Citigroup Global Markets Inc.	$138,000,000	$60,000,000
Calyon Securities (USA) Inc.	34,500,000	15,000,000
Banc of America Securities LLC	23,000,000	10,000,000
Harris Nesbitt Corp.	11,500,000	5,000,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	11,500,000	5,000,000
Piper Jaffray & Co.	11,500,000	5,000,000

Total	$230,000,000	$100,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to the approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes, provided that if one or more underwriters default in their obligation to purchase notes, the non-defaulting underwriters may be obligated to purchase less than all of the notes, but not less than 90% of the notes.
      The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.35% of the principal amount of the notes due 2010 or 0.40% of the principal amount of notes due 2015. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.25% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
GATX Financial

Per note due 2010	0.600%
Per note due 2015	0.650%
      In connection with the offering, the representatives may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We estimate that our total expenses for this offering (excluding underwriting commissions and discounts) will be $350,000.
      The underwriters have performed investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business. Certain affiliates of the underwriters are lenders under our bank credit facilities.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
LEGAL OPINIONS
      The validity of the notes offered in this prospectus supplement will be passed upon for GATX Financial by Ronald J. Ciancio, Senior Vice President and General Counsel of GATX Financial and by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. Certain legal matters relating to the notes will be passed upon for the underwriters by Winston & Strawn LLP, Chicago, Illinois.

PROSPECTUS
$1,000,000,000
GATX Financial Corporation
Debt Securities
and
Pass Through Certificates
      This prospectus relates to the offer and sale from time to time of up to U.S. $1,000,000,000 of:

•	our debt securities, which may consist of senior securities or subordinated securities, in one or more offerings; and

•	pass through certificates that will be issued by one or more trusts to be formed by us.
      In this prospectus, we will describe generally the terms of the debt securities and pass through certificates. We will describe the specific terms of any offering of these securities in a prospectus supplement or supplements to this prospectus. If any offering involves underwriters, dealers or agents, we will describe our arrangements with them in the prospectus supplement and, if applicable, pricing supplements, that relate to that offering. You should read this prospectus and the applicable prospectus supplement or pricing supplements carefully before you invest.
The Pass Through Certificates:

•	Will be issued in one or more series each having a different interest rate and maturity;

•	Will be payable at the times and in the amounts specified in the applicable prospectus supplement; and

•	Will represent interests in the relevant trust only, will be paid only from the assets of that trust and will not represent obligations of, or be guaranteed by, us.
Each Pass Through Trust:

•	Will issue one or more series of certificates;

•	Will use the proceeds of each series of certificates to purchase equipment notes of one or more series, each with an interest rate equal to the rate on the related series of certificates and with a maturity date on or prior to the final distribution date for the related series of certificates; and

•	Will pass through to the holders of certificates principal and interest paid on the equipment notes that it owns.
The Equipment Notes:

•	Will be issued by:

—	an owner trustee to finance or refinance a portion of the purchase price of railcars or aircraft that have been or will be leased to us as part of a separate leveraged lease transaction; or

—	us to finance or refinance all or a portion of the purchase price of railcars or aircraft owned or to be purchased by us.

•	If issued by an owner trustee in connection with leased railcars or aircraft, will not be our obligations and will not be guaranteed by us, but amounts unconditionally payable by us under the relevant lease will be sufficient to make all payments required under those equipment notes when due; and

•	Will be secured by the railcars or aircraft specified in the prospectus supplement and, in the case of any leased railcars or aircraft, by the relevant lease.
       Investing in these securities involves risks. See “Risk Factors” beginning on page 4.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is March 24, 2005.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more shelf offerings up to a total offering amount of $1,000,000,000. This prospectus provides you with a general description of the securities that may be offered. Each time we offer to sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. If any offering involves underwriters, dealers or agents, we will describe our arrangements with them in the prospectus supplement and, if applicable, pricing supplements that relate to that offering. The prospectus supplement and pricing supplements also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement or pricing supplements together with additional information described in the section entitled “Where You Can Find More Information.”
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus may contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements are identified by such words as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” or “project” and similar expressions. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, these statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Risks and uncertainties include, but are not limited to, general economic conditions; aircraft and railcar lease rate and utilization levels; conditions in the capital markets and the potential for a downgrade in our credit rating, either of which could have an effect on our borrowing costs or the ability to access the markets for commercial paper or secured and unsecured debt; dynamics affecting customers within the chemical, petroleum and food industries; regulatory actions that may impact the economic value of assets; competitors in the rail and air markets who may have access to capital at lower costs than we do; additional potential write-downs and/or provisions within our portfolio; impaired asset charges; and general market conditions in the rail, air, venture, and other large-ticket industries.
      We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur.

ii

SUMMARY
      This summary highlights information from this prospectus and may not contain all of the information that may be important to you. For more complete information about the securities we may offer, you should read this entire prospectus and the accompanying prospectus supplement. Unless the context indicates otherwise, references to “GFC”, the “Company”, “we”, “us” or “our” refer to GATX Financial Corporation, its predecessors and subsidiaries. References to “GATX” refer to GATX Corporation, our parent company.
The Company
      GFC is a wholly-owned subsidiary of GATX Corporation and is headquartered in Chicago, Illinois and provides services primarily through three operating segments: GATX Rail (Rail), GATX Air (Air), and GATX Specialty Finance (Specialty). GFC specializes in railcar, locomotive, commercial aircraft, marine vessel and other targeted equipment leasing. In addition, GFC owns and operates a fleet of self-loading vessels on the Great Lakes through its wholly-owned subsidiary, American Steamship Company (ASC).
      We also invest in companies and joint ventures that complement our existing business activities. We partner with financial institutions and operating companies to improve scale in certain markets, broaden diversification within an asset class, and enter new markets. At December 31, 2004, we had balance sheet assets of $5.8 billion, comprised largely of railcars and commercial aircraft. In addition to the $5.8 billion of assets recorded on the balance sheet, we utilize approximately $1.3 billion of assets, primarily railcars, that were financed with operating leases and therefore are not recorded on the balance sheet.
      On June 30, 2004, we completed the sale of substantially all the assets and related nonrecourse debt of GATX Technology Services (Technology) and its Canadian affiliate. Subsequently, the remaining assets consisting primarily of interests in two joint ventures were sold prior to year end. Financial data for the Technology segment has been segregated as discontinued operations for all periods presented.
      We are a Delaware corporation. Our principal offices are located at 500 West Monroe Street, Chicago, Illinois 60661-3676. Our telephone number is (312) 621-6200.
Debt Securities
      We may offer and sell, in one or more offerings, debt securities with an aggregate initial public offering price of up to US $1,000,000,000, or the equivalent amount in one or more foreign currencies or composite currencies. The debt securities may be issued in one or more series and may be senior or subordinated securities. The senior securities will rank equally and ratably with our other senior indebtedness. The subordinated securities will be subordinated and junior in right of payment to certain of our indebtedness.
      The prospectus supplement and any pricing supplement relating to a particular offering of debt securities will describe the specific terms of the debt securities.
Pass Through Certificates
Certificates
      We may offer and sell in one or more offerings up to $1,000,000,000 aggregate initial offering price of pass through certificates pursuant to this prospectus and related prospectus supplements. Pass through certificates are securities that evidence an ownership interest in a pass through trust. The holders of the certificates issued by a pass through trust will be the beneficiaries of that trust. For convenience, we may refer to pass through certificates as “certificates” and to the holder of a pass through certificate as a “certificateholder.”

      The beneficial interest in a pass through trust represented by a certificate will be a fractional interest in the property of that trust equal to the original face amount of the certificate divided by the original face amount of all of the certificates issued by that trust. Each certificate will represent a beneficial interest only in the property of the pass through trust that issued the certificate. Multiple series of certificates may be issued. If more than one series of certificates is issued, each series of certificates will be issued by a separate pass through trust.
      The property held by each pass through trust will include promissory notes secured by railcars or aircraft that we own or lease. These secured promissory notes are referred to as “equipment notes.” Payments of principal and interest on the equipment notes owned by a pass through trust will be passed through to holders of certificates issued by that trust in accordance with the terms of the pass through trust agreement pursuant to which the trust was formed.
Pass Through Trusts
      We will form a separate pass through trust to issue each series of certificates. Each pass through trust will be formed by us, as creator of each pass through trust, and a national or state bank or trust company, as trustee. Unless otherwise stated in a prospectus supplement, U.S. Bank National Association will be the trustee of each pass through trust. For convenience, we may refer to the pass through trustee as the “trustee.”
      Each pass through trust will be governed by a trust instrument that creates the trust and sets forth the powers of the trustee and the rights of the beneficiaries. The beneficiaries of a pass through trust will be the holders of certificates issued by that trust. The trust instrument for each pass through trust will consist of a basic pass through trust agreement between us and the pass through trustee, which we refer to as the “Basic Agreement,” and a supplement to that basic agreement, which we refer to as a “trust supplement.” We refer to the Basic Agreement as supplemented by the applicable trust supplement as the “pass through trust agreement.”
      When a trust supplement is signed and delivered, the pass through trustee, on behalf of the related pass through trust, will enter into one or more purchase or refinancing agreements, typically referred to as “participation agreements,” under which it will agree to purchase one or more equipment notes secured by a group of railcars — an “equipment group” — or by a single aircraft described in the applicable prospectus supplement.
      Under the applicable participation agreement, the pass through trustee, on behalf of the related pass through trust, will purchase one or more equipment notes. The equipment notes that are the property of a trust will have identical interest rates, in each case equal to the rate applicable to the certificates issued by the related pass through trust.
Equipment Notes
      The equipment notes owned by a pass through trust may consist of:

•	Equipment notes issued by us and secured by railcars or an aircraft owned by us. We refer to these equipment notes as “owned equipment notes.”

•	Equipment notes issued by an owner trustee and secured by railcars or an aircraft owned by that trustee and leased to us. We refer to these equipment notes as “leased equipment notes.”
      Owned Equipment Notes. We may finance or refinance railcars or aircraft that we own through the issuance of owned equipment notes. We will issue owned equipment notes relating to an equipment group or an aircraft under a separate indenture and security agreement relating to that equipment group or aircraft. Each separate indenture and security agreement relating to owned equipment notes will be between us and a bank, trust company, financial institution or other entity, as indenture trustee. We refer to the indenture and security agreement entered into in connection with the issuance of owned equipment notes as an “owned equipment indenture.” The indenture trustee under an owned equipment indenture will act as a trustee for the holders of the owned equipment notes issued under that indenture. Holders of owned equipment notes will have recourse against us for payment of principal of, and interest on, the owned equipment notes.
      Leased Equipment Notes. Except as specified in a prospectus supplement, leased equipment notes will be issued by a bank, trust company, financial institution or other entity solely in its capacity as owner trustee in a leveraged lease transaction. In a leveraged lease transaction, one or more persons will form an owner trust to acquire railcars or an aircraft and then that owner trust will lease the railcars or aircraft to us. The investors that are the beneficiaries of the owner trusts are typically referred to as owner participants. Each owner participant will contribute a portion of the purchase price of the railcars or aircraft to the owner trust, and the remainder of the purchase price will be financed, or “leveraged,” through the issuance of indebtedness in the form of leased equipment notes. Leased equipment notes may also be issued to refinance railcars or an aircraft previously financed in a leveraged lease transaction or otherwise.
      The leased equipment notes will be issued pursuant to a separate indenture and security agreement between the owner trustee and a bank, trust company, financial institution or other entity, as indenture trustee. The indenture entered into in connection with the issuance of leased equipment notes will be referred to as a “leased equipment indenture.” The indenture trustee under a leased equipment indenture will act as a trustee for the holders of the leased equipment notes issued under that indenture.
      In a leveraged lease transaction, we will pay or advance rent and other amounts to the owner trustee in its capacity as lessor under the lease relating to the leased equipment. The owner trustee will use the rent payments and certain other amounts received by it to make payments of principal and interest on the leased equipment notes. The owner trustee also will assign its rights to receive basic rent and certain other payments to an indenture trustee as security for the owner trustee’s obligations to pay principal of, premium, if any, and interest on the leased equipment notes.
      Payments or advances required to be made under a lease and related agreements will at all times be sufficient to make scheduled payments of principal of, and interest on, the leased equipment notes issued to finance the railcars or aircraft subject to that lease. However, we will not have any direct obligation to pay principal of, or interest on, the leased equipment notes. No owner participant will be personally liable for any amount payable under a leased equipment indenture or the leased equipment notes issued under that indenture. Subject to certain restrictions, each owner participant may transfer its interest in the related equipment group or aircraft.
      Because we often refer to owned equipment indentures and leased equipment indentures together, we sometimes refer to them collectively as the “indentures.”

RISK FACTORS
      You should carefully consider the risks described below, in addition to the other information contained in this prospectus, before making a decision to participate in an offering for the sale of any of the securities described in this prospectus. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, also may impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our securities, including the securities described in this prospectus, could decline and you might lose all or part of your investment.

We may not be able to secure adequate financing to fund our operations or contractual commitments.
      We are dependent in part upon unsecured and secured debt to fund our operations and contractual commitments. A number of factors could cause us to incur increased borrowing costs and to have greater difficultly accessing public and private markets for both secured and unsecured debt. These factors include the global capital market environment and outlook, financial performance and outlook, and credit ratings as determined primarily by rating agencies such as Standard & Poor’s (S&P) and Moody’s Investor Service (Moody’s). In addition, based on our current credit ratings, access to the commercial paper market and uncommitted money market lines is inconsistent and cannot be relied upon. It is possible that our other sources of funds, including available cash, bank facilities, cash flow from operations and portfolio proceeds, may not provide adequate liquidity to fund our operations and contractual commitments.

United States and world economic and political conditions, including acts or threats of terrorism and/ or war, could adversely affect our business.
      National and international political developments, instability and uncertainties, including continuing political unrest and threats of terrorist attacks, could result in continued economic weakness in the United States in particular, and could have an adverse effect on our business. The effects may include, among other things, legislation or regulatory action directed toward improving the security of aircraft and railcars against acts of terrorism that effects the construction or operation of aircrafts and railcars, a decrease in demand for air travel and rail services, consolidation and/ or additional bankruptcies in the rail and airline industries, lower utilization of new and existing aircraft and rail equipment, lower rail and aircraft rental rates, and impairment of rail and air portfolio assets or capital market disruption which may raise our financing costs or limit our access to capital. Depending upon the severity, scope and duration of these effects, the impact on our financial position, results of operations, and cash flows could be material.

Competition could result in decreased investment income.
      We are subject to intense competition in our rail and aircraft leasing businesses. In many cases, the competitors are larger entities that have greater financial resources, higher credit ratings and access to lower cost of capital than we do. These factors permit many competitors to offer leases and loans to customers at lower rates than we are able to provide, thus impacting our asset utilization or our ability to lease assets on a profitable basis.

Our core businesses depend upon our customers leasing assets.
      Our core businesses rely upon our customers continuing to lease rather than purchase assets. There are a number of items that factor into a customer’s decision to lease or purchase assets, such as tax considerations, balance sheet considerations, and operational flexibility. We have no control over these external considerations and changes in these factors could negatively impact demand for our leasing products.

We cannot predict whether inflation will continue to have a positive impact on our financial results.
      Inflation in railcar rental rates as well as inflation in residual values for air, rail and other equipment has historically benefited our financial results. Effects of inflation are unpredictable as to timing and duration, depending on market conditions and economic factors.

Our assets may become obsolete.
      Our core assets may be subject to functional, regulatory or economic obsolescence. Although we believe we are adept at managing obsolescence risk, there is no guarantee that changes in various market fundamentals or the adoption of new regulatory requirements will not cause unexpected asset obsolescence in the future.

Our allowance for possible losses may be inadequate to protect against losses.
      Our allowance for possible losses may be inadequate if unexpected adverse changes in the economy exceed the expectation of management, or if discrete events adversely affect specific customers, industries or markets. If the allowance for possible losses is insufficient to cover losses related to reservable assets, including gross receivables, finance leases, and loans, then our financial position or results of operations could be negatively impacted.

We may incur future asset impairment charges.
      An asset impairment charge may result from the occurrence of unexpected adverse changes that impact our estimates of expected cash flows generated for our long-lived assets. We regularly review long-lived assets for impairments, including when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset is not recoverable. We may be required to recognize asset impairment charges in the future as a result of a weak economic environment, challenging market conditions in the air or rail markets or events related to particular customers or asset types.

We may not be able to procure insurance on a cost-effective basis in the future.
      The ability to insure our rail and aircraft assets and their associated risks an important aspect of our ability to manage risk in our core businesses. There is no guarantee that such insurance will be available on a cost-effective basis consistently in the future.

We are subject to extensive environmental regulations and our costs of remediation may be materially greater than the remediation costs we have estimated.
      We are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. We routinely assess our environmental exposure, including obligations and commitments for remediation of contaminated sites and assessments of ranges and probabilities of recoveries from other responsible parties. Because of the regulatory complexities and risk of unidentified contaminants on our properties, the potential exists for remediation costs to be materially different from the costs we have estimated.

We have been, and may in the future be, involved in various types of litigation.
      The nature of the assets that we own and lease expose us to the potential for various claims and litigation related to, among other things, personal injury and property damage, environmental claims and other matters. Some of the commodities transported by our railcars, particularly those classified as hazardous material, can pose risks that we work with our customers to minimize. The potential liabilities could have a significant effect on our consolidated financial condition or results of operation.

High energy prices could have a negative affect on the demand for our products and services.
      Energy prices, including the price of natural gas and oil, are significant cost drivers for many of our customers, particularly in the chemical and airline industries. Sustained high energy or commodity prices could negatively impact these industries resulting in a corresponding adverse effect on the demand for our products and services. In addition, sustained high steel prices could result in higher new railcar acquisition costs.

New Regulatory Rulings could negatively affect our profitability.
      Our air and rail operations are subject to the jurisdiction of a number of federal agencies, including the Department of Transportation. State agencies regulate some aspects of rail operations with respect to health and safety matters not otherwise preempted by federal law. Our operations are also subject to the jurisdiction of regulatory agencies of foreign countries. New regulatory rulings may negatively impact our financial results through higher maintenance costs or reduced economic value of our assets.

Events or conditions negatively affecting certain assets, customers or geographic regions in which we have a large investment could have a negative impact on our results of operations.
      Our revenues are generally derived from a wide range of asset types, customers and geographic locations. However, from time to time, we could have a large investment in a particular asset type, a large revenue stream associated with a particular customer, or a large number of customers located in a particular geographic region. Decreased demand from a discrete event impacting a particular asset type, discrete events with a specific customer, or adverse regional economic conditions, particularly for those assets, customers or regions in which we have a concentrated exposure, could have a negative impact on our results of operations.

Fluctuations in foreign exchange rates could have a negative impact on our results of operations.
      Our results are exposed to foreign exchange rate fluctuations as the financial results of certain subsidiaries are translated from the local currency into U.S. dollars upon consolidation. As exchange rates vary, revenue and other operating results, when translated, may differ materially from expectations. We are also subject to gains and losses on foreign currency transactions, which could vary based on fluctuations in exchange rates and the timing of the transactions and their settlement. In addition, fluctuations in foreign exchange rates can have an effect on the demand and relative price for services provided by us domestically and internationally, and could have a negative impact on our results of operations.

We may be unable to maintain assets on lease at satisfactory lease rates.
      Our profitability is largely dependent on our ability to maintain assets on lease (utilization) at satisfactory lease rates. A number of factors can adversely affect utilization and lease rates, including, but not limited to: an economic downturn causing reduced demand or oversupply in the markets in which we operate, changes in customer behavior, or any other change in supply or demand caused by factors discussed in this Risk Factors section.

Changes in assumptions used to calculate post-retirement costs could adversely effect our results of operations.
      Our pension and other post-retirement costs are dependent on various assumptions used to calculate such amounts, including discount rates, long-term return on plan assets, salary increases, health care cost trend rates and other factors. Changes to any of these assumptions could adversely affect our results of operations.

Our effective tax rate could be adversely affected by changes in the mix of earnings in the U.S. and foreign countries.
      We are subject to taxes in both the U.S. and various foreign jurisdictions. As a result, our effective tax rate could be adversely affected by changes in the mix of earnings in the U.S. and foreign countries with differing statutory tax rates, legislative changes impacting statutory tax rates, including the impact on recorded deferred tax assets and liabilities, changes in tax laws or by material audit assessments. In addition, deferred tax balances reflect the benefit of net operating loss carryforwards, the realization of which will be dependent upon generating future taxable income.

Our internal control over financial accounting and reporting may not detect all errors or omissions in the financial statements.
      Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of internal control over financial reporting and a report by our independent auditors addressing these assessments. If we fail to maintain the adequacy of internal control over financial accounting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and related regulations. Although our management has concluded that adequate internal control procedures are in place, no system of internal control can provide absolute assurance that the financial statements are accurate and free of error. As a result, the risk exists that our internal control may not detect all errors or omissions in the financial statements.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

	Year Ended December 31,

	2004		2003		2002		2001		2000

Ratio of earnings to fixed charges(a)	2.43	x	1.40	x	1.24	x	.90	x(b)	1.18	x

(a)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings”. “Fixed charges” consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. “Earnings” consist of consolidated income before income taxes and fixed charges, less the share of affiliates’ earnings, net of cash dividends received.

(b)	For the year ended December 31, 2001, fixed charges exceeded earnings by $27.7 million.
USE OF PROCEEDS
Debt Securities
      Unless otherwise indicated in the applicable prospectus supplement and pricing supplement, if any, we will use the net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes.

Pass Through Certificates
      The pass through trustee will use the proceeds from the sale of certificates issued by the related pass through trust to purchase equipment notes. The equipment notes will be issued by:

•	an owner trustee to finance or refinance a portion of the purchase price of railcars or aircraft that have been or will be leased to us as part of a separate leveraged lease transaction; or

•	us to finance or refinance all or a portion of the purchase price of railcars or aircraft owned or to be purchased by us.
When the owner trustee purchases equipment, it will lease the equipment to us.
      As described in the applicable prospectus supplement, a portion of the equipment notes issued with respect to one or more equipment groups or aircraft may be purchased by investors other than the pass through trustee. Unless otherwise specified in the applicable prospectus supplement, we will use the proceeds from each equipment note issued by us and from each separate leveraged lease transaction for general corporate purposes.
      If any portion of the proceeds of an offering is not used to purchase equipment notes on the date the certificates are issued, those proceeds will be held for the benefit of the certificateholders. If any of the proceeds are not later used to purchase equipment notes by the date specified in the applicable prospectus supplement, those proceeds will be returned to the certificateholders.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
      The following table sets forth our selected consolidated financial data. Our selected consolidated financial data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements. The amounts have been restated to exclude from our continuing operations GATX Technology Services and its Canadian affiliate due to the June 30, 2004 sale of substantially all the assets and related nonrecourse debt of each entity. You should read the following financial information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, which are included in this prospectus.

	Year Ended or at December 31,

	2004	2003	2002	2001	2000

	(In millions)
Results of Operations
Revenues	$1,187.1	$1,058.3	$1,008.6	$1,114.7	$1,088.9
Share of Affiliates Earnings	65.2	66.8	46.1	30.5	75.7

Total Gross Income	1,252.3	1,125.1	1,054.7	1,145.2	1,164.6

Income (loss) from Continuing Operations Before Cumulative Effect of Accounting Change	203.3	96.5	60.3	13.3	64.5
Income from Discontinued operations	11.1	15.2	10.9	206.7	37.5
Cumulative effect of Accounting Change	—	—	(34.9)	—	—

Net income	$214.4	$111.7	$36.3	$220.0	$102.0

Balance Sheet Data
Assets of Continuing Operations	$5,795.1	$5,710.0	$6,021.3	$5,602.7	$5,317.6
Assets of Discontinued Operations	11.4	560.1	642.4	895.2	1,781.9
Total Assets	$5,806.5	$6,270.1	$6,663.7	$6,497.9	$7,099.5

Debt and Capital Lease Obligations of Continuing Operations	$2,758.4	$3,115.2	$3,610.0	$3,588.4	$3,905.2
Debt and Capital Lease Obligations of Discontinued Operations	—	346.3	371.9	488.5	520.4

Total Debt and Capital Lease Obligations	$2,758.4	$3,461.5	$3,981.9	$4,076.9	$4,425.6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Company Overview
      The following discussion and analysis should be read in conjunction with the audited financial statements included herein. Certain statements within this document may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These statements are identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” or “project” and similar expressions. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. In addition, certain factors, including those discussed under “Risk Factors” may affect GFC’s businesses. As a result, past financial results may not be a reliable indicator of future performance.
Statement of Income Discussion
      The following table presents income (loss) from continuing operations and net income by segment for the years ended December 31, 2004, 2003 and 2002 (in millions):

	2004	2003	2002

Rail	$59.7	$54.2	$25.2
Air	9.8	2.1	8.1
Specialty	40.6	38.1	4.9
Other	93.2	2.1	(12.8)

Income from continuing operations	203.3	96.5	25.4
Discontinued operations	11.1	15.2	10.9

Net income	$214.4	$111.7	$36.3

      GFC provides services and products through three operating segments: Rail, Air, and Specialty. Management evaluates the performance of each segment based on several measures, including net income. These results are used to assess performance and determine resource allocation among the segments.
      GFC allocates corporate selling, general and administrative (SG&A) expenses to the segments. Corporate SG&A expenses relate to administration and support functions performed at the corporate office. Such expenses include information technology, corporate SG&A, human resources, legal, financial support and executive costs. Directly attributable expenses are generally allocated to the segments and shared costs are retained in Other. Amounts allocated to the segments are approximated based on management’s best estimate and judgment of direct support services.
      Interest expense was allocated based upon a fixed leverage ratio for each individual operating segment across all reporting periods, expressed as a ratio of debt to equity. Rail’s leverage ratio was set at 5:1, Air’s leverage ratio was set at 4:1 and Specialty’s leverage ratio was set at 4:1. Interest expense not allocated was assigned to Other in each period. Reflective of overall lower leverage at GFC, management expects that leverage ratios to be utilized in 2005 will be modified to 4.5:1 at Rail and 3:1 at Air. Specialty will be unchanged at 4:1. Management believes this leverage and interest expense allocation methodology applies an appropriate cost of capital for purposes of evaluating each operating segment’s risk-adjusted financial return.
      Taxes are allocated to each segment based on the segment’s contribution to GFC’s overall tax position.

GATX Rail
      Improving market conditions in the North American rail industry favorably impacted Rail’s results in 2004, as Rail experienced increasing lease rates and utilization levels. Demand for railcars was boosted by increased car loadings and ton-miles, and most car types realized a more balanced supply/demand profile. The improving market conditions, higher lease rates and high levels of utilization are expected to continue during 2005.
      The full impact of higher lease rates will be felt gradually, as only 20%-25% of Rail’s North American fleet comes up for renewal each year. During 2004, approximately 25,000 cars were either renewed or assigned to new customers. Reversing a trend evident in recent years, Rail experienced an improving pricing environment as 2004 progressed. Rail is optimistic that the positive pricing momentum will carry over into 2005. As a result, Rail anticipates that, on average, the approximately 27,000 cars up for renewal in 2005 will be renewed or assigned at rates higher than the previous contract rate.
      Utilization of Rail’s North American fleet improved during 2004 from 93% to 98% by year end. The increase resulted from the successful placement of new and acquired railcars with customers, the movement of railcars from idle to active status, and the scrapping of railcars.
      In North America, Rail acquired 6,200 railcars in 2004, including approximately 3,000 new railcars and 3,200 used railcars purchased in the secondary market. The new cars were primarily purchased under pre-existing contracts with railcar manufacturers that provided Rail with a cost advantage versus a spot purchase in the current market. Rail also increased its presence in the locomotive leasing market by acquiring the remaining 50% ownership interest of the Locomotive Leasing Partners, LLC (LLP) joint venture in the fourth quarter.
      Costs for maintaining the North American fleet continued to increase in 2004, primarily due to increased maintenance activity related to preparing cars in storage for active service. The trend of increasing maintenance costs is expected to continue due to increasing costs associated with regulatory compliance and required maintenance as a result of the fact that a large number of cars purchased in the mid- to late-1990’s are approaching their 10-year regulatory inspections. There is also the possibility that additional security and safety regulations may be enacted, increasing future maintenance costs.
      Rail’s European operations experienced stable market conditions during 2004. Rail Europe was successful in placing new cars in existing markets, as well as placing cars in new Eastern European markets, such as Romania and Bulgaria. Rail acquired the remaining interest in a leading European tank car lessor KVG Kesselwagen Vermietgesellschaft mbH, and KVG Kesselwagen Vermietgesellschaft m.b.h. (collectively KVG) in 2002. Generally, utilization remained high during 2004, but KVG began to see some weakness in the chemical market. Rail purchased Dyrekcja Eksploatacji Cystern Sp. z.o.o. (DEC) in 2001. During 2004, major steps were taken in DEC’s transition from a trip lease to a term rental business model, culminating with signing its two largest customers to term rental agreements. Other transition efforts included the closing of redundant repair centers. This transition is expected to stabilize revenues, reduce operating costs and make additional cars available for lease. The AAE Cargo AG (AAE) joint venture (37.5% owned) continued to experience strong demand for the majority of its fleet, particularly inter-modal cars, due to high seaport volumes, growth in the containerization of freight traffic, and increased demand from private operators. The strengthening of the Euro and the Zloty during 2004 positively impacted Rail’s European results.
      The long-term outlook for the European market remains positive, as the European Union (EU) is encouraging the use of railways in place of the congested road system. Poland and nine other countries joined the EU in 2004, which is expected to eventually lead to more seamless borders, upgraded infrastructure and improved rail efficiency in those countries. Operationally, KVG and DEC continue to integrate their tank car operations.

      Components of Rail’s income statement are summarized below (in millions):

	2004	2003	2002

Gross Income
Lease income	$659.5	$628.5	$608.6
Asset remarketing income	8.1	4.7	4.9
Fees	4.0	3.6	3.4
Other	58.3	44.5	42.2

Revenues	729.9	681.3	659.1
Share of affiliates’ earnings	16.6	12.5	13.1

Total Gross Income	746.5	693.8	672.2
Ownership Costs
Depreciation	121.0	113.7	102.3
Interest, net	72.6	59.6	53.8

Operating lease expense	175.5	176.8	177.6

Total Ownership Costs	369.1	350.1	333.7
Other Costs and Expenses
Maintenance expense	186.8	163.4	150.9
Other operating expenses	34.1	33.9	31.4
Selling, general and administrative	70.7	69.0	59.2
(Reversal) provision for possible losses	(2.3)	(2.6)	1.4
Asset impairment charges Asset	1.2	—	—
Reduction in workforce charges	—	—	2.0
Fair value adjustments for derivatives	—	—	.2
Total Other Costs and Expenses	290.5	263.7	245.1

Income before Income Taxes and Cumulative Effect of Accounting Change	86.9	80.0	93.4
Income Taxes	27.2	25.8	33.3

Income before Cumulative Effect of Accounting Change	59.7	54.2	60.1
Cumulative Effect of Accounting Change	—	—	(34.9)
Net Income	$59.7	$54.2	$25.2

Rail’s Fleet Data
      The following table summarizes fleet activity for GFC’s wholly owned North American rail cars for the years ended December 31:

	2004	2003	2002

Railcar roll forward:
Beginning balance	105,248	107,150	109,739
Cars added	6,236	2,388	3,794
Cars scrapped or sold	(4,665)	(4,290)	(6,383)
Ending balance	106,819	105,248	107,150
Utilization rate at year end	98%	93%	90%

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003
      Summary. Net income of $59.7 million in 2004 increased $5.5 million from the prior year. The increase in 2004 was driven primarily by higher lease income, higher asset remarketing income for both Rail and its affiliates as the rail market continues to improve and larger gains on scrapping of railcars as a result of higher steel prices, partially offset by higher maintenance and ownership costs.
      Gross Income. Rail’s 2004 gross income of $746.5 million was $52.7 million higher than 2003 due primarily to favorable North American market conditions and higher scrapping gains resulting from higher scrap metal prices. North American renewal and assignment activity was strong in 2004 and the active fleet increased by approximately 5,900 railcars. Rail’s secondary market acquisitions and new railcar investments significantly contributed to the increase in active cars and the corresponding increase in lease income. North American utilization improved to 98% at December 31, 2004 representing 104,200 railcars on lease compared to 93% at December 31, 2003 with 98,300 of railcars on lease. In 2004, the average renewal rate on a basket of common railcar types increased 2.7% versus the expiring rate, with this improvement largely attributable to activity in the second half of the year. The impact of this improvement on earnings will be reflected in Rail’s financial results gradually as rate changes move slowly through the fleet due to the term nature of the business. We expect this improvement to continue in 2005. Also favorably impacting Rail’s gross income was the impact of foreign exchange rates and higher gains associated with scrapping activity.
      Rail’s European rail operations have improved during the course of the year. Utilization rates remain high and operations have been positively impacted by success in new markets and the placement of new car deliveries.
      Asset remarketing income in 2004 included residual sharing fees from a managed portfolio, other residual sharing fees and a gain on the sale of railcars. The largest component of remarketing income in 2004 was the gain on the sale of 482 cars to Canadian National Railways. Asset remarketing income in 2003 included the gain on disposition of a leveraged lease commitment on passenger rail equipment.
      Other income of $58.3 million increased $13.8 million from 2003 due primarily to higher scrapping gains as the price of steel increased significantly from 2003.
      Share of affiliates’ 2004 earnings of $16.6 million were higher than the prior year. The increase was the result of significant asset remarketing gains at domestic and foreign affiliates.
      Ownership Costs. Ownership costs were $369.1 million in 2004 compared to $350.1 million in 2003. The increase was driven by significant investment volume in 2004. Through new car and secondary market acquisitions, Rail purchased approximately 6,200 railcars and 1,000 railcars in North America and Europe, respectively.
      Other Costs and Expenses. Maintenance expense of $186.8 million in 2004 increased $23.4 million from 2003. Maintenance costs increased sharply for a variety of reasons, including costs associated with moving cars from one customer to another, moving cars from idle to active service and continuing regulatory compliance. As railcars move from idle to active service, repairs and improvements, such as replacement of tank car linings and valves, are often required. Although fewer cars were repaired, the cost per car increased due to the nature of the repairs.
      During 2003, the American Association of Railroads (AAR) issued an early warning letter that required all owners of railcars in the United States, Canada and Mexico to inspect or replace certain bolsters manufactured from the mid-1990s to 2001 by a now-bankrupt supplier. Rail owned approximately 3,500 railcars equipped with bolsters that were required to be inspected or replaced. Approximately 2,200 of Rail’s affected railcars are on full-service leases in which case Rail is responsible for the costs of inspection or replacement. As of December 31, 2004, bolsters on 2,100 cars have been replaced. The cost attributable to the inspection and replacement of bolsters was $3.0 million in 2004, a decrease of $.9 million from the prior year period. Management expects the remaining costs of bolster replacements to be approximately $.2 million and to be completed by the end of the first quarter of 2005.

      Other operating expenses were comparable between periods.
      Potential Railcar Regulatory Mandates. As noted previously, Rail’s operations as well as the entire railroad industry face the increasing possibility that additional security or safety regulations may be mandated, increasing future maintenance costs. Following are two such matters that the Company is closely monitoring.
      Certain recent railroad derailments, some of which involved GFC railcars, focused attention on safety issues associated with the transportation of hazardous materials. These incidents have led to calls for increased legislation and regulation to address safety and security issues associated with the transportation of hazardous materials. Suggested remedial measures vary, but include rerouting hazardous material railcar movements and increasing the inspection authority of the Federal Railroad Administration (“FRA”). Other suggested remedial measures address the physical condition of tank cars, including revising manufacturing specifications for high pressure cars which carry hazardous materials. Specific focus has been directed at pressurized railcars built prior to 1989 that utilized non-normalized steel. The National Transportation Safety Board (“NTSB”) issued a report in 2004 recommending that the FRA conduct a comprehensive analysis to determine the impact resistance of pressurized tank cars built prior to 1989, and use the results of that analysis to rank cars according to risk and to implement measures to eliminate or mitigate such risks. The NTSB has not recommended that pressure cars built prior to 1989 be removed from service, nor has the FRA issued any orders curtailing use of these cars. The Company owns approximately 6,500 pre-1989 built pressurized tank cars (6% of its North American fleet). While the Company is actively working with trade associations and others to participate in the legislative and regulatory process affecting rail transportation of hazardous materials, the outcome of proposed remedial measures, the probability of adoption of such measures, and the resulting impact on GFC should such measures be adopted cannot be determined at this time.
      Additionally, the Association of American Railroads (“AAR”) has issued a proposal which would require all tank cars to be equipped with long travel constant contact side bearings (“LT-CCSBs”). The application of LT-CCSBs is intended to reduce empty tank car derailments by the reduction of train/track operational issues. Management believes it is highly likely that the AAR will adopt the LT-CCSB rule essentially as written. If it does so, this will affect certain tank cars throughout the industry and the Company will be required to retrofit approximately 50,000 of its tank cars over the next 7 to 10 years at a cost of $700 to $800 per car. The Company generally has the contractual right to increase lease rates to recover a portion of the costs of this retrofit, and is currently formulating its plans on how it will exercise this contractual right.
      Taxes. See “Consolidated Income Taxes” for a discussion of GFC’s consolidated income tax expense.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002
      Summary. Rail’s net income of $54.2 million in 2003 increased $29.0 million from the prior year. Income before the cumulative effect of accounting change decreased $5.9 million. The decrease was primarily due to lower North American lease income driven by lower average lease rates.
      Challenging market conditions in the North American rail industry affected Rail in 2003. The oversupply of certain car types in the railcar market, short backlogs at railcar manufacturers, a weak economic environment and aggressive competition from other lessors resulted in lease rates that were below peak lease rates of the late 1990s. As a result, new market rates for expiring leases, either with the same customer or contracting with a new customer, were lower on average than the previous rate. In 2003, average lease rates on a basket of common car types declined 5.2% versus the expiring rates. With approximately 26,000 cars having expiring leases during 2003, lower rates negatively impacted Rail’s lease income.
      In anticipation of an improving economy, Rail continued to purchase new cars and actively pursue secondary market transactions. Investment in railcars for North America increased in 2003 over the prior year, resulting in active cars increasing by approximately 1,100 cars after two consecutive years of decline. The acquisition at the end of the fourth quarter of a fleet of 1,200 covered hoppers on long-term lease drove the increase in active cars. In addition, Rail took delivery of approximately 1,000 new cars in 2003, under pre-existing purchase agreements with manufacturers. Utilization of the North American fleet improved from 90% to 93% due to aggressive efforts to improve the renewal success rate, to market specific car types and to scrap older, uneconomic cars from the fleet.
      Maintenance costs increased in 2003 from the 2002 level. An increase in the number of car assignments and costs associated with an American Association of Railroads (AAR) requirement to replace bolsters on certain cars (see discussion below) adversely impacted 2003 maintenance costs.
      In 2003, Rail’s European operations generally experienced a more favorable market environment than North America. Fleet utilization at both KVG and AAE, Rail’s European joint venture, was over 95%, as KVG’s primary markets of chemical, petroleum, mineral and liquid petroleum gas remained stable, and AAE benefited from the high growth rates of shipping activity at European seaports. Rail acquired the remaining interest in KVG in December 2002. DEC’s performance has been negatively affected by a weak Polish economy. However, KVG was successful in placing DEC tank cars in service outside of Poland. This activity between KVG and DEC marked the early stages of integrating their tank car operations, a key European strategy for Rail.
      Gross Income. Rail’s 2003 gross income of $693.8 million was $21.6 million higher than 2002. Excluding the impact from the timing of the KVG acquisition in both periods, gross income was down $20.5 million from 2002. The decrease was primarily driven by lower North American lease income resulting from lower average lease rates and fewer railcars on lease for most of the year. Although average renewal rates continued to be lower than Rail’s prior contractual rate, the percentage decline in renewal rates improved during 2003.
      Excluding KVG’s pre-tax earnings of $4.7 million in 2002, share of affiliates’ earnings in 2003 increased $4.1 million. The increase was the result of a favorable maintenance expense at domestic affiliates combined with a larger fleet and favorable foreign exchange rates at a foreign affiliate.
      Ownership Costs. Ownership costs were $350.1 million in 2003 compared to $333.7 million in 2002. The increase was primarily due to the acquisition and consolidation of KVG.
      Other Costs and Expenses. Maintenance expense of $163.4 million in 2003 increased $12.5 million from 2002. Excluding KVG, maintenance expense increased $2.8 million in 2003. The variance was due primarily to the increase in car assignments discussed above. Both 2003 and 2002 results included comparable levels of maintenance costs for certain railroad mandated repairs.
      In 2003, the AAR issued a series of early warning letters that required all owners of railcars in the U.S., Canada and Mexico to inspect or replace certain bolsters manufactured from the mid-1990s to 2001 by a now-bankrupt supplier. Rail owned approximately 3,500 railcars equipped with bolsters that were required to be inspected or replaced. Due dates for inspection or replacement of the bolsters ranged from September 30, 2003 to December 31, 2004 depending on car type and service. As of December 31, 2003, bolsters on approximately 1,300 cars had been replaced. 2003 maintenance expense included $3.9 million attributable to the inspection and replacement of bolsters.
      In the second quarter of 2002, the Federal Railroad Administration issued a Railworthiness Directive (Bar Car Directive) which required Rail to inspect and repair, if necessary, a certain class of its cars that were built or modified with reinforcing bars prior to 1974. Approximately 4,200 of Rail’s owned railcars were affected by the Bar Car Directive. The unfavorable impact on Rail’s operating results for 2002 was approximately $2.7 million after-tax, including lost revenue, inspection, cleaning and replacement car costs, which were partially offset by gains on the accelerated scrapping of affected cars. As of year end 2002, substantially all of the subject tank cars were removed from Rail’s fleet.
      Selling, general and administrative (SG&A) expenses of $69.0 million increased $9.8 million in 2003. Excluding KVG, SG&A expenses decreased $1.2 million due to cost savings initiatives. In 2003, Rail recorded a reversal of provision for possible losses of $2.6 million resulting from improvement in portfolio quality, recoveries of bad debts, and more favorable aging of Rail’s receivables.

      Taxes. See “Consolidated Income Taxes” for a discussion of GFC’s consolidated income tax expense.
      Cumulative Effect of Accounting Change. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, Rail completed a review of all recorded goodwill in 2002. Fair values were established using discounted cash flows. Based on this review, Rail recorded a one-time, non-cash impairment charge of $34.9 million related to DEC in 2002. The charge is non-operational in nature and was recognized as a cumulative effect of accounting change as of January 1, 2002 in the consolidated statements of income. The impairment charge was due primarily to lessened expectations of projected cash flows based on market conditions at the time of the review and a lower long-term growth rate projected for DEC.

GATX Air
      Worldwide revenue passenger miles increased in 2004 and lease rates are recovering from the low levels of recent years, in particular for newer aircraft. However, the recovery is fragile, and is threatened by the high cost of jet fuel, as well as the possibility that additional airline failures and terrorist acts will disrupt global travel. These challenging conditions persist, particularly in North America, where the combination of high fuel prices and pricing pressure from low-cost carriers have increased operating losses and highlighted the vulnerabilities of many major U.S. carriers. Some European airlines are also showing signs of weakness.
      Air’s owned portfolio, which consists principally of narrowbody aircraft, had a weighted average age of five years based on the net book value at the end of 2004. Air achieved almost full utilization in 2004. At December 31, 2004, less than 1% of Air’s portfolio was available for lease with over 98% on lease with customers, and the remaining 1% was subject to signed letters of intent to lease with customers. Air successfully placed 31 owned aircraft during 2004, including 3 new and 28 existing aircraft.
      Lessee defaults and the potential impairment of aircraft values will continue to create potential uncertainties and volatility for Air’s earnings. For example, Boeing announced the cancellation of its B717 program in January 2005 because of weak demand. Air holds a 50% interest in Pembroke Group (net book value of $63.3 million), an aircraft lessor and manager based in Ireland, which has Boeing 717 aircraft in its portfolio, six of which GFC has an interest in, all of which were on lease at December 31, 2004. Additionally, Air has one B757-200 aircraft on lease to ATA, a bankrupt U.S. carrier. The future marketability of these aircraft and/or potential valuation issues are uncertain at this time.
      Air’s wholly owned and partnered aircraft are leased to customers under net operating leases. Air’s other recurring source of revenue is fee income, which results from remarketing and administering aircraft in its joint ventures, as well as managing aircraft for third parties. Air’s level of fee income can be unpredictable, varying with the performance of the managed fleet and Air’s success in remarketing and selling aircraft. Air also has 50% investments in two partnerships with Rolls-Royce Plc: Pembroke Group and Rolls-Royce & Partners Finance Limited. Rolls-Royce & Partners Finance Limited, which leases aircraft engines, was a major contributor to Air’s financial performance in 2004.
      During 2004, Air took delivery of and placed three new A320 aircraft with non-U.S. airlines and also purchased four aircraft in the secondary market subject to existing leases, with the intent of partnering these aircraft in 2005. Air has two additional aircraft purchase commitments in 2006, and expects to retain the purchased aircraft as wholly owned aircraft.

      Components of Air’s income statement are summarized below (in millions):

	2004	2003	2002

Gross Income
Lease income	$101.0	$90.8	$73.4
Interest income	.3	.1	2.9
Asset remarketing income	5.5	.8	1.4
Gain on sale of securities	—	.6	—
Fees	9.3	7.4	7.9
Other	2.6	10.5	3.4
Revenues	118.7	110.2	89.0
Share of affiliates’ earnings	26.2	31.6	14.8
Total Gross Income	144.9	141.8	103.8
Ownership Costs
Depreciation	59.5	55.1	37.1
Interest, net	42.0	41.2	35.1
Operating lease expense	3.8	3.9	3.5
Total Ownership Costs	105.3	100.2	75.7
Other Costs and Expenses
Maintenance expense	1.6	1.5	.9
Other operating expenses	2.4	.6	.6
Selling, general and administrative	21.5	18.1	13.3
(Reversal) provision for possible losses	(.6)	8.2	.3
Asset impairment charges	.4	10.2	5.4
Total Other Costs and Expenses	25.3	38.6	20.5
Income before Income Taxes	14.3	3.0	7.6
Income Tax Provision (Benefit)	4.5	.9	(.5)
Net Income	$9.8	$2.1	$8.1

Air’s Fleet Data
      The following table summarizes information on GFC owned and managed aircraft for the years ended December 31 ($’s in millions):

	2004	2003	2002

Utilization by net book value of owned aircraft	98%	97%	97%
Number of owned aircraft	163	163	193
Number of managed aircraft	66	74	112
Non-performing assets	$—	$22.5	$23.8
Impairments and net charge-offs	$.4	$23.2	$5.5

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003
      Summary. Net income of $9.8 million in 2004 increased $7.7 million from the prior year. The increase in 2004 was driven by gains from the sale of four aircraft and the absence of the Air Canada loss which occurred in 2003. 2004 profit was also driven by strong joint venture performance, particularly at Air’s engine leasing joint venture.

      Gross Income. Air’s 2004 gross income of $144.9 million was $3.1 million higher than 2003. The increase was primarily driven by higher lease and asset remarketing income, partially offset by lower other income.
      Lease income increased primarily due to the full year revenue recognition on six new aircraft which were delivered at various times during 2003, three new aircraft deliveries during 2004, and the purchase of four aircraft subject to existing leases in 2004. Lease income in 2004 on the new aircraft purchases in 2004 and 2003 was approximately $12 million. The impact of higher variable rents due to the increase in interest rates was $2.9 million. The increase was offset by early lease terminations and lower lease rates on certain renewed lease contracts. Asset remarketing income increased as the result of gains from the sale of four aircraft in 2004. The decrease in other income was primarily attributable to the recognition in 2003 of previously collected maintenance deposits on aircraft held for pending sale (subsequently sold in 2004). These maintenance deposits were entirely offset by related impairment charges taken on the underlying aircraft in 2003. Share of affiliates’ earnings decreased from the prior year primarily because of asset impairments at the Pembroke affiliate in 2004, more than offsetting continued strong performance at the Rolls-Royce engine leasing joint venture.
      Ownership Costs. Ownership costs of $105.3 million in 2004 were $5.1 million higher than in 2003. The increase was primarily due to the $4.4 million increase in depreciation resulting from higher operating lease balances due to full year depreciation on six new aircraft deliveries in 2003, three new deliveries in 2004, and four aircraft purchased in 2004. Interest expense was relatively unchanged from the prior year.
      Other Costs and Expenses. Total other costs and expenses of $25.3 million in 2004 were $13.3 million lower than in 2003 primarily due to decreases in the provision for possible losses and asset impairment charges, partially offset by higher SG&A expenses. The provision for possible losses decreased $8.8 million from 2003 primarily due to a net $9.6 million loss provision on disposal of an unsecured Air Canada note in 2003. Asset impairment charges decreased by $9.8 million from 2003 primarily due to impairment charges of $8.2 million in 2003 related to two commercial aircraft held for pending sale (subsequently sold in 2004) that were offset by the recognition into other income of previously collected maintenance deposits. SG&A expenses increased by $3.4 million primarily due to higher employee costs in 2004.
      Taxes. See “Consolidated Income Taxes” for a discussion of GFC’s consolidated income tax expense.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002
      Summary. Net income of $2.1 million decreased $6.0 million compared to the prior year. Improvement in share of affiliates’ earnings was offset by an increase in the provision for possible losses due to the Air Canada bankruptcy and increases in SG&A expenses.
      Challenging conditions in the aviation industry negatively affected Air in 2003. Although the industry appeared to be recovering from its severe downturn, aircraft lessors experienced weak lease rates, credit defaults and asset impairments during 2003. Specifically, aircraft over 15 years in age proved to be more difficult to lease and presented the greatest uncertainty in value. Rents on older aircraft declined in 2003, while rents on newer aircraft stabilized.
      Air’s owned portfolio had a weighted average age of five years based on the net book value at the end of 2003. With a relatively new fleet, Air achieved almost full utilization in 2003. At December 31, 2003, less than 1% of Air’s portfolio was available for lease; over 96% had been on lease with customers, and the remaining 3% were subject to signed letters of intent to lease with customers. Air placed 19 owned aircraft during 2003, including six new and 13 existing aircraft.
      Gross Income. Air’s 2003 gross income of $141.8 million was $38.0 million higher than 2002. The increase was primarily driven by higher lease income due to the full-year revenue recognition on 16 new aircraft which were delivered at various times during 2002, and an additional six new aircraft deliveries which were received and put on lease in 2003. Other income also contributed $7.1 million to the increase, primarily attributable to the recognition of previously collected maintenance reserves. These maintenance reserves were entirely offset by related impairment charges taken on by the underlying aircraft.
      Share of affiliates’ earnings of $31.6 million were $16.8 million higher than the prior year. The increase from the prior year is primarily due to impairment losses that were recognized in 2002 on a fleet of 28 Fokker 50 and Fokker 100 aircraft owned by Air’s 50% owned Pembroke affiliate.
      Ownership Costs. Ownership costs of $100.2 million in 2003 were $24.5 million higher than in 2002. The increase was primarily due to the $18.0 million increase in depreciation resulting from higher balances for operating lease assets due to full-year depreciation on 16 new aircraft deliveries in 2002 and six new deliveries received and put on lease in 2003. Interest expense also contributed $6.1 million to the increase as a result of higher debt balances due to the new aircraft deliveries in 2002 and 2003, slightly offset by lower interest rates.
      Excluding an accrual reversal in 2002, operating lease expense in 2003 was lower by $4.3 million due to fewer leased-in aircraft compared to the prior year. Operating lease expense of $3.5 million in 2002 was net of a credit of $4.7 million for the reversal of a loss accrual recorded in prior years. GFC was a lessee of an aircraft under an operating lease running through 2004. GFC had subleased the aircraft to an unrelated third party with an initial lease term expiring in 2001. Prior to 2001, as a result of financial difficulties of the sublessee as well as concerns about subleasing the aircraft for the period 2001 to 2004, the Company recorded an accrual for the future costs expected to be incurred on the operating lease in excess of the anticipated revenues. In 2002, the Company restructured terms of the lease, ultimately acquiring ownership of the aircraft, and leasing it to a new customer. As a result, the $4.7 million accrual was reversed as a credit to operating lease expense.
      Other Costs and Expenses. Total other costs and expenses increased by $18.1 million in 2003 primarily due to the increase in SG&A expenses, the provision for possible losses and asset impairment charges. SG&A expenses increased by $4.8 million due to lower capitalized expenses as a result of fewer aircraft deliveries in 2003 versus the prior year. The provision for possible losses increased $7.9 million primarily due to a net $9.6 million loss provision on the disposal of an unsecured Air Canada note. Asset impairment charges of $10.2 million in 2003 include impairment charges of $8.2 million related to two commercial aircraft that were offset by the recognition into income of previously collected maintenance reserves, included in other income.
      Taxes. See “Consolidated Income Taxes” for a discussion of GFC’s consolidated income tax expense.

GATX Specialty Finance
      The Specialty portfolio consists primarily of leases and loans, frequently including an interest in an asset’s residual value, and joint venture investments involving a variety of underlying asset types, including marine, aircraft and other investments. Specialty generates fee-based income through transaction structuring and portfolio management services.
      Prospectively, Specialty will continue to pursue investments in marine assets and will also seek selective investments in long-lived industrial equipment in targeted mature industries. As a result, future earnings may be more spread oriented, with asset remarketing gains and income resulting from the improved credit profile anticipated to decline from the 2004 levels. Earnings may also be unpredictable due to the uncertain timing of asset remarketing and gains from the sale of securities.

      Components of Specialty Finance’s income statement are summarized below (in millions):

	2004	2003	2002

Gross Income
Lease income	$29.8	$42.9	$59.8
Interest income	17.4	41.1	50.5
Asset remarketing income	22.8	33.1	27.4
Gain on sale of securities	4.1	6.7	3.9
Fees	7.6	7.0	5.2
Other	4.6	10.6	6.2
Revenues	86.3	141.4	153.0
Share of affiliates’ earnings	22.4	22.7	18.2
Total Gross Income	108.7	164.1	171.2
Ownership Costs
Depreciation	4.2	10.3	14.6
Interest, net	26.2	43.5	53.9
Operating lease expense	4.1	4.4	4.4
Total Ownership Costs	34.5	58.2	72.9
Other Costs and Expenses
Maintenance expense	.8	1.1	(.1)
Other operating expenses	5.6	7.9	8.5
Selling, general and administrative	8.7	17.3	27.4
(Reversal) provision for possible losses	(9.4)	(2.9)	19.8
Asset impairment charges	1.6	16.2	22.7
Reduction in workforce charges	—	—	9.2
Fair value adjustments for derivatives	1.5	4.1	3.3
Total Other Costs and Expenses	8.8	43.7	90.8
Income before Income Taxes	65.4	62.2	7.5
Income Taxes	24.8	24.1	2.6
Net Income	$40.6	$38.1	$4.9

Specialty’s Portfolio Data
      The following table summarizes information on the owned and managed Specialty Finance portfolio for the years ended December 31 ($’s in millions):

	2004	2003	2002

Reserves as % of reservable assets	5.4%	7.3%	6.8%
Impairments and net charge-offs	$5.0	$24.2	$49.8
Net book value of managed portfolio	$728.7	$882.2	$960.4

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003
      Summary. Net income of $40.6 million increased $2.5 million from the prior year primarily due to improved credit quality of the portfolio and lower SG&A expenses. The continued strong performance of marine joint ventures and remarketing gains also contributed to the 2004 results. Specialty’s new marine investments were $13.9 million and $26.6 million in 2004 and 2003, respectively. As expected, overall asset levels continued to decline as asset run-off exceeded new investment volume.

      Gross Income. Specialty’s 2004 gross income of $108.7 million was $55.4 million lower than 2003. The decrease was primarily the result of lower lease, interest and asset remarketing income. The decreases of $13.1 million in lease income and $23.7 million in interest income were the result of lower lease and loan balances due to the run-off of portfolio assets. Asset remarketing income decreased $10.3 million from 2003 and was comprised of both gains from the sale of assets from Specialty’s own portfolio as well as residual sharing fees from the sale of managed assets. Because the timing of such sales is dependent on changing market conditions, asset remarketing income does not occur evenly from period to period. Share of affiliates’ earnings were relatively unchanged from 2003 to 2004. However, 2004 income from marine joint ventures increased by $8.9 million in 2004. This increase was offset by 2003 income from other joint venture investments that have been dissolved.
      Ownership Costs. Ownership costs of $34.5 million in 2004 were $23.7 million lower than 2003 consistent with the decrease in the portfolio. The $17.3 million decrease in interest expense was due to lower debt balances as a result of a smaller portfolio, and the $6.1 million decrease in depreciation was due to lower operating lease assets.
      Other Costs and Expenses. Other costs and expenses of $8.8 million in 2004 were $34.9 million lower than 2003 primarily as a result of decreased asset impairment charges, and an increase in the reversal of provision for possible losses, and lower SG&A expenses consistent with the decline in total assets. The 2003 asset impairment charges were primarily related to an investment in a corporate aircraft and various equity investments. SG&A expenses decreased $8.6 million from 2003 reflecting lower personnel and other costs related to the exit from the venture business. Specialty reversed $6.5 million more in provision for possible losses in 2004 versus 2003 due to a better-than-expected performance within the portfolio.
      Taxes. See “Consolidated Income Taxes” for a discussion of GFC’s consolidated income tax expense.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002
      Summary. Net income of $38.1 million increased $33.2 million from 2002 primarily due to lower asset impairments, provision reversals and lower SG&A expenses.
      Specialty’s portfolio declined during 2003 as a result of the decision in late 2002 to curtail investment in the specialty finance portfolio and to sell or otherwise run-off the venture finance portfolio. During 2003, the Canadian and U.K. venture finance loan portfolios were sold, and the U.S. venture finance loan portfolio, which had been retained along with associated warrants, continued to run-off. Earnings were positively impacted by the timing of gains on the sale of assets from the specialty finance portfolio and gains from the sale of securities associated with the venture finance warrant portfolio. SG&A expenses were lower as efficiencies were realized on the declining portfolio. Investment volume was primarily related to prior funding commitments.
      Gross Income. Specialty’s 2003 gross income of $164.1 million was $7.1 million lower than 2002. The decrease was primarily driven by lower lease and interest income, consistent with a declining asset base, offset by an increase in asset remarketing income. Asset remarketing income is comprised of both gains from the sale of assets from Specialty’s own portfolio as well as residual sharing fees from the sale of managed assets. Gains from the sale of Specialty’s owned assets increased by $13.6 million and residual sharing fees from managed portfolios decreased by $7.9 million. Because the timing of such sales is dependent on changing market conditions, asset remarketing income does not occur evenly from period to period. Share of affiliates’ earnings of $22.7 million were $4.5 million higher than the prior year as a result of contributions from new marine affiliate investments.
      Ownership Costs. Ownership costs of $58.2 million in 2003 were $14.7 million lower than in 2002, primarily due to a $4.3 million decrease in depreciation and a $10.4 million decrease in interest expense. The decrease in depreciation and interest expense is consistent with the declining asset base.
      Other Costs and Expenses. Total other costs and expenses decreased by $47.1 million in 2003 primarily due to the decrease in the provision for possible losses and SG&A expenses. The provision for possible losses decreased $22.7 million primarily due to the improving credit quality of the portfolio and the decrease in the reservable asset base. SG&A expenses decreased $10.1 million from 2002, reflecting lower personnel costs as a result of the reduction in workforce in the fourth quarter of 2002.
      Taxes. See “Consolidated Income Taxes” for a discussion of GFC’s consolidated income tax expense.

Other
      Other is comprised of corporate results, including SG&A and interest expense not allocated to the segments, and the results of American Steamship Company (ASC), a Great Lakes shipping company.
      Components of the income statement are summarized below (in millions):

	2004	2003	2002

Gross Income
Marine operating revenue	$111.8	$85.0	$79.7
Interest income	.1	.2	1.3
Asset remarketing income	.1	(.7)	—
Other	140.2	40.9	26.5
Total Gross Income	252.2	125.4	107.5
Ownership Costs
Depreciation	6.6	5.6	6.5
Interest, net	(4.4)	9.5	25.5
Operating lease expense	(.3)	.1	.3
Total Ownership Costs	1.9	15.2	32.3
Other Costs and Expenses
Marine operating expenses	87.7	68.9	60.7
Other operating expenses	(.6)	1.0	.3
Selling, general and administrative	11.1	37.5	42.9
(Reversal) provision for possible losses	(1.4)	2.0	(13.7)
Asset impairment charges	.2	6.0	1.1
Fair value adjustments for derivatives	1.2	—	—
Reduction in workforce charges	—	—	5.7
Total Other Costs and Expenses	98.2	115.4	97.0
Income (Loss) before Income Taxes	152.1	(5.2)	(21.8)
Income Tax Provision (Benefit)	58.9	(7.3)	(9.0)
Net Income (Loss)	$93.2	$2.1	$(12.8)
Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003
      Summary. Other net income in 2004 included a $37.8 million after-tax gain from the sale of the Company’s Staten Island property and an after-tax insurance recovery of $31.5 million. In addition, 2004 tax expense reflects $14.5 million of tax benefits realized during the year.
      Gross Income. Gross income of $252.2 million in 2004 increased $126.8 million from 2003 due to higher marine operating revenue and other income. The increase in marine operating revenue of $26.8 million was driven by increased demand and more favorable operating conditions on the Great Lakes. These factors also contributed to higher marine operating expenses in 2004, and resulted in a net $5.2 million increase in vessel operating contribution in 2004. Other income of $140.2 million in 2004 includes a $68.1 million gain from the sale of a former terminals facility in Staten Island and $48.4 million from the receipt of insurance settlement proceeds associated with litigation GFC had initiated against various insurers, related to coverage issues regarding the 2000-2001 Airlog litigation. Insurance settlement proceeds were $16.5 million in 2003. Other income includes interest income on advances to GATX of $23.2 million in 2004 compared to $24.7 million in 2003.
      Ownership Costs. Ownership costs of $1.9 million in 2004 were $13.3 million lower than the prior year, primarily due to a decrease in interest expense resulting from lower overall leverage at the Company. As noted previously, the debt not otherwise allocated to the operating segments (based on set leverage ratios) is assigned to Other, along with the related interest expense.
      Other Costs and Expenses. SG&A expenses of $11.1 million were $26.4 million lower than prior year. The variance is largely due to reduced personnel costs, net of allocations to the segments, resulting from the transfer of approximately 200 corporate employees to the parent company; also contributing to the variance is the reversal of prior year reserves related to exited operations due to settlement of contract contingencies, offset by fees associated with a bond exchange completed in 2004.
      The (reversal) provision for possible losses is derived from GFC’s estimate of possible losses inherent in its portfolio of reservable assets. In addition to establishing loss estimates for known troubled investments, this estimate involves consideration of historical loss experience, present economic conditions, collateral values, and the state of the markets in which GFC operates. GFC records a provision for possible losses in each operating segments as well as in Other, targeting an overall allowance for possible losses in accordance with established GFC policy. This overall allowance for possible losses is measured and reported as a percentage of total reservable assets. Reservable assets in accordance with generally accepted accounting principles (GAAP) include loans, direct finance leases, leveraged leases and receivables. Operating leases are not reservable assets in accordance with GAAP.
      In 2004, GFC recorded a reversal of $12.3 million of provision for possible losses in its operating segments and a reversal of $1.4 million of provision for possible losses in Other. These reversals resulted in a consolidated allowance for possible losses at December 31, 2004 of $19.4 million, or 4.3% of reservable assets. In 2003, GFC recorded a $2.7 million provision for possible losses in its operating segments and a $2.0 million provision for possible losses in Other. These provisions resulted in a consolidated allowance for possible losses at December 31, 2003 of $40.6 million, or 7.3% of reservable assets. The decrease in the allowance for possible losses as a percentage of reservable assets in 2004 was driven by the general improvement in the quality of GFC’s portfolio as well as the better-than-expected performance and run-off of venture finance assets, which were reserved at a relatively higher rate than the rest of the portfolio.
      Asset impairment charges of $.2 million in 2004 decreased $5.8 million. The 2003 charge primarily related to ASC’s sole off-lakes barge which ceased operations during the year. The barge was written down to an estimate of future disposition proceeds.
      Taxes. See “Consolidated Income Taxes” for a discussion of GFC’s consolidated income tax expense.
     Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002
      Gross Income. Gross income of $125.4 million in 2003 increased $17.9 million from 2002 due to higher marine operating revenue and other income. The increase in marine operating revenue of $5.3 million was driven by a larger average fleet in operation in 2003, and was offset by higher marine operating expenses. Other income includes $14.4 million in 2003 due primarily to the receipt of settlement proceeds of $16.5 million associated with the Airlog litigation GFC had initiated against various insurers.
      Ownership Costs. Ownership costs of $15.2 million were $17.1 million lower compared to 2002, primarily due to a decrease in interest expense. Lower average debt balances and lower average interest rates contributed to the favorable variance compared to 2002.
      Other Costs and Expenses. In 2003, GFC recorded a $2.7 million provision for possible losses in its operating segments and a $2.0 million provision for possible losses in Other. These provisions resulted in a consolidated allowance for possible losses at December 31, 2003 of $40.6 million, or 7.3% of reservable assets. In 2002, GFC recorded a $21.5 million provision for possible losses in its operating segments, offset by a reversal of $13.7 million of provision for possible losses in Other. These provisions resulted in a consolidated allowance for possible losses at December 31, 2002 of $61.7 million, or 7.1% of reservable assets.
      Asset impairment charges of $6.0 million in 2003 increased $4.9 million. The 2003 charge primarily relates to ASC’s sole off-lakes barge which ceased operations during the year and was written down to an estimate of future disposition proceeds.
      During 2002, GFC recorded a pre-tax charge of $5.7 million related to reductions in workforce. The charge was predominantly related to a reduction in corporate overhead costs associated with management’s intent to exit the venture business and curtail investment in the specialty finance sector. The reduction in workforce charge included involuntary employee separation and benefit costs as well as occupancy and other costs.
      Taxes. See “Consolidated Income Taxes” for a discussion of GFC’s consolidated income tax expense.
      Net Income (Loss). Net income at Other of $2.1 million in 2003 improved from 2002 by $14.9 million as a result of insurance settlements, favorable interest expense, and the reversal of tax audit reserves, partially offset by increased provision for possible losses.

GFC Consolidated

Consolidated Income Taxes
      GFC’s consolidated income tax expense for continuing operations was $115.4 million in 2004, an increase of $71.9 million from the 2003 amount of $43.5 million. The 2004 consolidated effective tax rate was 36% compared to the 2003 rate of 31%. The 2004 tax provision was favorably impacted by deferred tax reductions due to lower rates enacted in foreign jurisdictions, the tax effect of foreign income, and extraterritorial income exclusion benefits (ETI). These amounts were offset by the unfavorable impact of state income taxes. The 2003 tax provision was favorably impacted by tax audit reserves in connection with the settlement of an Internal Revenue Service audit of 1995-1997, deferred tax reductions due to lower rates enacted in foreign jurisdictions, and ETI benefits.
      See Note 14 to the consolidated financial statements included in this prospectus for additional information about income taxes.

Discontinued Operations
      The following table summarizes the gross income, income before taxes and the (loss) gain on sale of segment, net of tax, which has been reclassified to discontinued operations for all periods presented (in millions):

	2004	2003	2002

Gross Income	$104.0	$205.6	$322.7
Income before taxes	30.1	25.0	7.3
Operating income, net of taxes	18.3	15.2	4.7
(Loss) gain on sale of segment, net of taxes	(7.2)	—	6.2
Total discontinued operations	$11.1	$15.2	$10.9
      On June 30, 2004, GFC completed the sale of substantially all the assets and related nonrecourse debt of Technology and its Canadian affiliate to CIT Group, Inc. for net proceeds of $234.1 million. Subsequently, the remaining assets consisting primarily of interests in two joint ventures were sold by year end. Financial data for the Technology segment has been segregated as discontinued operations for all periods presented.

      Technology’s operating results for the twelve months ended December 31, 2004 were $18.3 million, net of tax, which was $3.1 million higher than the prior year results of $15.2 million. Operating results were favorably impacted by the suspension of depreciation on operating lease assets associated with Technology’s assets classified as held for sale during the second quarter of 2004. The effect of ceasing depreciation was approximately $14.3 million after-tax. The after-tax loss on the sale of the Technology segment was $7.2 million as of December 31, 2004. The pre-tax loss of $12.0 million reflected a write-off of $7.6 million of goodwill as well as sale-related expenses including severance costs and losses on terminated leases. Technology’s 2003 operating results of $15.2 million, net of a $9.8 million tax provision, were $10.5 million higher than the prior year results. Technology’s 2002 operating results were $4.7 million, net of a $2.6 million tax provision.
      In 2002, GFC completed the divestiture of GATX Terminals. Financial data for the Terminals has been segregated as discontinued operations for all periods presented. In the first quarter of 2002, GFC sold its interest in a bulk-liquid storage facility located in Mexico and recognized a $6.2 million gain, net of taxes of $3.0 million. During 2003 and 2002, there was no operating activity at Terminals during 2002-2004.
      See Note 20 to the consolidated financial statements included in this prospectus for additional information about discontinued operations.
Balance Sheet Discussion

Assets
      Total assets of continuing operations increased to $5.8 billion in 2004 from $5.7 billion in 2003. Increases in operating lease assets were partially offset by decreases in loans, progress payments, investments in affiliated companies and recoverable income taxes.
      In addition to the $5.8 billion of assets recorded on the balance sheet, GFC utilizes approximately $1.3 billion of other assets, such as railcars and aircraft, which were financed with operating leases and therefore are not recorded on the balance sheet. The $1.3 billion of off-balance sheet assets represent the present value of GFC’s committed future operating lease payments using a 10% discount rate.
      The following table presents assets of continuing operations (on and off-balance sheet) by segment (in millions):

	December 31

	2004			2003

	On Balance	Off-Balance	Total	On Balance	Off-Balance	Total
	Sheet	Sheet	Assets	Sheet	Sheet	Assets

Rail	$2,636.3	$1,239.2	$3,875.5	$2,308.8	$1,265.5	$3,574.3
Air	2,086.4	29.1	2,115.5	1,977.0	29.0	2,006.0
Specialty	477.4	12.5	489.9	707.6	13.7	721.3
Other	595.0	3.8	598.8	716.6	20.6	737.2

	$5,795.1	$1,284.6	$7,079.7	$5,710.0	$1,328.8	$7,038.8

Receivables
      Receivables of $452.0 million, including finance leases and loans, decreased $107.1 million compared to the prior year primarily due to asset run-off exceeding new investment at Specialty.

Allowance for Possible Losses
      The purpose of the allowance is to provide an estimate of credit losses inherent in the investment portfolio for which reserving is appropriate. In addition to establishing loss estimates for known troubled investments, this estimate involves consideration of historical loss experience, judgments about the impact of present economic conditions, collateral values, and the state of the markets in which GFC operates.

This overall allowance for possible losses is measured and reported as a percentage of total reservable assets. Reservable assets in accordance with generally accepted accounting principles (GAAP) include loans, direct finance leases, leveraged leases and receivables.
      The following summarizes changes in GFC’s consolidated allowance for possible losses (in millions):

	December 31

	2004	2003

Balance at the beginning of the year	$40.6	$61.7
(Reversal) provision for possible losses	(13.7)	4.7
Charges to allowance	(8.6)	(26.7)
Recoveries and other	1.1	.9

Balance at end of the year	$19.4	$40.6

      The following table presents the allowance for possible losses by segment (in millions):

	December 31

	2004	2003

Rail	$4.1	$6.6
Air	1.1	1.7
Specialty	13.5	26.2
Other	.7	6.1

	$19.4	$40.6

      There were no material changes in estimation methods and assumptions for the allowance that took place during 2004. The allowance for possible losses is reviewed regularly for adequacy by considering changes in economic conditions and credit quality indicators. GFC believes that the allowance is adequate to cover losses inherent in the reservable portfolio as of December 31, 2004. The allowance is based on judgments and estimates, which could change in the future, causing a corresponding change in the recorded allowance.
      The allowance for possible losses of $19.4 million decreased $21.2 million from 2003 and represented 4.3% of reservable assets, compared to 7.2% in the prior year. The allowance for possible losses as a percentage of reservable assets in 2004 reflects the general improvement in the credit quality of GFC’s portfolio as well as the better-than-expected performance and run-off of venture finance assets, which were reserved at a relatively higher rate than the rest of the portfolio. Net charge-offs, which is calculated as charge-offs less recoveries (excluding other), totaled $6.2 million for the year, an improvement of $16.8 million from 2003. The 2004 charge-offs were primarily related to Rail and Specialty investments.

Non-Performing Investments
      Finance leases and loans that are 90 days or more past due, or where reasonable doubt exists as to timely collection of payments related thereto, are generally classified as non-performing. Non-performing assets also includes the full net book value of operating lease assets deemed non-performing which are subject to the impairment rules of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets as they are not considered reservable assets. The allowance for possible losses, discussed above, relates only to rent and other receivables, finance leases and loans. Non-performing investments do not include operating lease assets that are off lease or held for sale, investments within joint ventures or off-balance sheet assets. Finance lease or interest income accrued but not collected is reversed when a lease or loan is classified as non-performing. Payments received on non-performing finance leases and loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

      The following summarizes non-performing assets by segment (in millions):

	December 31

	2004	2003

Rail	$21.9	$1.4
Air	—	22.5
Specialty	35.3	52.2

	$57.2	$76.1

      Non-performing investments at December 31, 2004 were $57.2 million, $18.9 million lower than the prior year amount of $76.1 million. The decrease in non-performing leases and loans was driven by improvement in the Air and Specialty portfolios. The Rail increase was primarily due to operating lease assets with net book value of $15.1 million on lease to a bankrupt customer, for which restructured lease terms are currently being negotiated.

Operating Lease Assets, Facilities and Other
      Net operating lease assets and facilities increased $561.6 million from 2003 primarily due to Rail and Air investments. During 2004, Rail and Air net operating lease assets and facilities increased $382.4 million and $179.5 million, respectively. In 2004, Rail acquired 6,200 railcars and 1,000 railcars in North America and Europe, respectively which includes new car purchases and secondary market acquisitions. Air made final delivery payments on three new aircraft and acquired four used aircraft during 2004.

Progress Payments
      GFC classifies amounts deposited toward the construction of wholly owned aircraft and other equipment, including capitalized interest, as progress payments. Progress payments made for aircraft owned by joint ventures in which GFC participates are classified as investments in affiliated companies.
      Progress payments were $20.0 million at year end compared to $53.6 million in the prior year. The decrease is due to the reclassification of progress payments to operating lease assets for three aircraft delivered in 2004.

Investments in Affiliated Companies
      Investments in affiliated companies decreased $129.0 million in 2004 due to affiliate cash distributions exceeding affiliate income and the acquisition and consolidation of a joint venture. GFC invested $7.8 million in joint ventures in 2004, compared to $99.6 million in 2003. Share of affiliates’ earnings were $65.2 million and $66.8 million in 2004 and 2003, respectively. Distributions from affiliates increased $.4 million to $146.2 million in 2004 from $145.8 million in 2003. In December 2004, GATX Rail acquired the remaining 50% interest in Locomotive Leasing Partners, LLC (LLP), resulting in 100% ownership of the fleet of 486 locomotives. As a result, LLP’s operations are consolidated with GFC and it is no longer reported as an investment in affiliated companies.
      The following table shows GFC’s investment in affiliated companies by segment (in millions):

	December 31

	2004	2003

Rail	$102.5	$140.9
Air	473.8	484.9
Specialty	142.3	221.8

	$718.6	$847.6

      See Note 7 in the consolidated financial statements included with this prospectus for additional information about investments in affiliated companies.

Recoverable Income Taxes
      Recoverable income taxes decreased by $47.3 million from the prior year due to receipt of applicable income tax refunds.

Goodwill
      Goodwill was $93.9 million, an increase of $6.7 million from the prior year. The increase was due to foreign currency exchange effects. The Company’s changes in carrying value of goodwill are further discussed in Note 8 to the Company’s consolidated financial statements.

Other Investments
      Other investments were $79.0 million, a decrease of $22.6 million from the prior year. At the end of 2004, investments of $9.0 million and $24.0 million were classified as available-for-sale and held-to-maturity, respectively. Refer to Note 9 of the Company’s consolidated financial statements for further information regarding the Company’s investments in securities.

Other Assets
      Other assets are primarily comprised of the fair value of derivatives, prepaid pension and other prepaid items and miscellaneous receivables. The decrease of $58.6 million from the prior year includes a decrease in the fair value of derivatives and a decrease in pension of $30.1 million and $40.6 million, respectively, partially offset by an increase in deferred financing costs of $7.2 million.

Liabilities
      Total liabilities of continuing operations decreased to $4.0 billion in 2004 from $4.3 billion in 2003. In addition to the $4.0 billion of liabilities recorded on the balance sheet, GFC has approximately $1.3 billion of off-balance sheet debt related to assets that are financed with operating leases. The $1.3 billion of off-balance sheet debt represents the present value of GFC’s committed future operating lease payments at a 10% discount rate.

Debt
      Total debt decreased $356.8 million from 2003 primarily due to debt repayments of unsecured notes and bank loans, as well as decreased capital lease obligations. Debt repayments were partially offset by increases in commercial paper and bank credit facilities as well as secured financing supported by the European Export Credit Agencies (ECAs) for aircraft deliveries. 2004 repayments of debt totaled $495.9 million.

      The following table summarizes the debt of GFC and its subsidiaries by major component, including off-balance sheet debt, as of December 31, 2004 (in millions):

	Secured	Unsecured	Total

Commercial Paper and Bank Credit Facilities	$—	$72.1	$72.1
Unsecured notes	—	1,374.1	1,374.1
Bank loans	16.1	214.6	230.7
ECA and Ex-Im debt	829.7	—	829.7
Nonrecourse debt	93.5	—	93.5
Other recourse on balance sheet debt	3.5	75.4	78.9
Capital lease obligations	79.4	—	79.4

Balance sheet debt	1,022.2	1,736.2	2,758.4
Recourse off-balance sheet debt	973.2	—	973.2
Nonrecourse off-balance sheet debt	311.4	—	311.4

	$2,306.8	$1,736.2	$4,043.0

Deferred Income Taxes
      Deferred income taxes increased $134.5 million primarily due to accelerated tax depreciation (including bonus depreciation on new equipment) and investments in affiliated companies which more than offset taxable income from operations and the taxable income on the sale of Technology and the Staten Island property.

Shareholders’ Equity
      Shareholder’s equity increased $163.6 million from 2003 including net income of $214.4 million and changes in accumulated other comprehensive income of $56.1 million, offset by dividends paid to GATX of $106.9 million. The change in accumulated other comprehensive income was driven by foreign currency translation gains of $55.5 million due to the weakening of the U.S. dollar against the Canadian dollar, Euro and Zloty.

Cash Flow Discussion
      GFC generates a significant amount of cash from its operating activities and proceeds from its investment portfolio, which is used to service debt, pay dividends, and fund portfolio investments and capital additions.

Net Cash Provided by Continuing Operations
      Net cash provided by continuing operations of $423.3 million increased $123.6 million compared to 2003. Cash flow benefited from higher insurance proceeds related to the Airlog matter, higher joint venture dividends, lower SG&A costs resulting from the transfer of 200 employees and related expenses to the parent company and lower interest expense resulting from lower overall leverage at the Company. Comparison between periods is also affected by other changes in working capital. All cash received from asset dispositions (excluding the proceeds from the sale of the Technology segment, which is reported as discontinued operations), including gain and return of principal, is included in investing activities as portfolio proceeds or other asset sales.

Portfolio Investments and Capital Additions
      Portfolio investments and capital additions of $758.5 million increased $129.9 million from 2003.
      The following table presents portfolio investments and capital additions by segment (in millions):

	December 31

	2004	2003

Rail	$489.9	$249.6
Air	225.2	227.9
Specialty	22.7	130.9
Other	20.7	20.2

	$758.5	$628.6

      Rail invested $489.9 million in 2004, an increase of $240.3 million from the prior year. The increase was primarily attributable to new railcar purchases, fleet acquisition activity and the purchase of the remaining 50% interest in Locomotive Leasing Partners, LLC (LLP). Portfolio investments and capital additions at Air of $225.2 million were comparable to the prior year. Investments at Specialty were significantly lower in 2004 as a result of curtailment in specialty investments. Future portfolio investments and capital additions (excluding contractual commitments) will depend on market conditions and opportunities to acquire desirable assets.

Portfolio Proceeds
      Portfolio proceeds of $355.5 million decreased $185.1 million from 2003. The decrease was primarily due to a decrease in loan payments received, lower proceeds from disposal of lease equipment and capital distributions from joint venture investments partially offset by an increase in finance lease payments received and proceeds from sales of securities.

Proceeds from Other Asset Sales
      Proceeds from other asset sales of $129.6 million in 2004 primarily relate to $98.8 million proceeds received from the sale of Staten Island property in addition to proceeds from railcar scrappings.

Net Cash Used In Financing Activities for Continuing Operations
      Net cash used in financing activities of continuing operations was $487.5 million in 2004 compared to $291.8 million in 2003. Net proceeds from issuance of long-term debt were $127.8 million in 2004. Significant financings in 2004 included $107.8 million of aircraft financing guaranteed by the European Export Credit Agencies. Repayments of debt included an $80.0 million prepayment of a portion of a term loan which was originally due in 2006.
Liquidity and Capital Resources

General
      GFC funds investments and meets its obligations through cash flow from operations, portfolio proceeds (including proceeds from asset sales), commercial paper issuance, uncommitted money market lines, committed revolving credit facilities, the issuance of unsecured debt, and a variety of secured borrowings. GFC utilizes both the domestic and international bank and capital markets. GFC believes its current liquidity remains strong due to its cash position, available and committed credit lines and more cost effective access to the capital markets relative to recent years.

Credit Facilities
      On May 18 2004, GFC, entered into a credit agreement for $545.0 million comprised of a $445.0 three-year senior unsecured revolving credit facility maturing in May 2007, and a $100.0 million five-year senior unsecured term loan, with a delayed draw feature effective for one year, maturing in May 2009. The new agreement replaces the three separate revolving credit facilities previously in place at GFC. At December 31, 2004, availability under the credit facility was $362.9 million with $27.1 million of letters of credit issued and backed by the facility, $30.0 million drawn on the facility and $25.0 million of commercial paper issued. All $100.0 million of the unsecured term loan was available.

Restrictive Covenants
      The revolving credit facility and unsecured term loan contain various restrictive covenants, including requirements to maintain a defined net worth and a fixed charge coverage ratio. In addition, both contain certain negative pledge provisions, including an asset coverage test, and a limitation on liens condition for borrowings on the facility and the term loan.
      As defined in the credit facility and term loan, the net worth of GFC at December 31, 2004 was $1.8 billion, which was in excess of the minimum net worth requirement of $1.1 billion. Additionally, the ratio of earnings to fixed charges as defined in the credit facility and term loan was 2.6x for the period ended December 31, 2004, in excess of the minimum covenant ratio of 1.3x. At December 31, 2004, GFC was in compliance with the covenants and conditions of the credit facility.
      The indentures for GFC’s public debt also contain restrictive covenants, including limitations on loans, advances or investments in related parties (including the parent company) and dividends it may distribute to the parent company. Some of the indentures also contain limitation on lien provisions that limit the amount of secured indebtedness that GFC may incur, subject to several exceptions, including those permitting an unlimited amount of purchase money indebtedness and nonrecourse indebtedness. In addition to the other specified exceptions, GFC would be able to incur liens securing a maximum of $717.1 million of additional indebtedness as of December 31, 2004 based on the most restrictive limitation on liens provision. At December 31, 2004, GFC was in compliance with the covenants and conditions of the indentures.
      The covenants in the credit facilities and indentures effectively limit the ability of GFC to transfer funds to the parent company in the form of loans, advances or dividends. At December 31, 2004, the maximum amount that GFC could transfer to the parent company without violating its financial covenants was $843.1 million, implying that $545.9 million of subsidiary net assets were restricted. Restricted assets are defined as the subsidiary’s equity, less intercompany receivables from the parent company, less the amount that could be transferred to the parent company.
      In addition to the credit facility and indentures, GFC and its subsidiaries are subject to financial covenants related to certain bank financings. Some bank financings include coverage and net worth financial covenants as well as negative pledges. One financing contains a leverage covenant, while another financing contains leverage and cash flow covenants that are specific to a subsidiary.
      GFC does not anticipate any covenant violation in the credit facility, bank financings, or indenture, nor does GFC anticipate that any of these covenants will restrict its operations or its ability to procure additional financing.

Debt Financing
      Secured financings are comprised of the sale-leaseback of railcars, loans secured by railcars and aircraft, and a commercial paper conduit securitization facility. The railcar sale-leasebacks qualify as operating leases and the assets or liabilities associated with this equipment are not recorded on the balance sheet. In December 2004, the commercial paper conduit securitization facility was renewed as a $50.0 million facility.

      In June 2004, GFC completed a debt exchange transaction for portions of three series of notes due in 2006 (“Old Notes”) for a new series of 6.273% Notes due in 2011 (“New Notes”). The Old Notes are comprised of the 6 3/4% Notes due March 1, 2006, the 7 3/4% Notes due December 1, 2006, and the 6 7/8% Notes due December 15, 2006. A total of $165.3 million of Old Notes were tendered in the transaction. As part of the exchange, a premium to par value of $13.5 million was paid to noteholders that participated in the transaction. The premium included an amount reflecting the current market value of the notes above par at the date of exchange plus an inducement fee for entering into the exchange.
      During 2004, GFC issued a total of $141.8 million and repaid $495.9 million of long-term debt. Significant financings in 2004 included $107.8 million of aircraft financing guaranteed by the European Export Credit Agencies. As of December 31, 2004, $166.5 million of senior unsecured notes had been issued against the shelf registration of $1.0 billion. GFC also has debt in the form of commercial paper and bank revolver drawings. These sources of cash are typically used to fund daily operations, and accumulate until they are paid down using cash flow or proceeds of long-term debt issuance.

Credit Ratings
      The availability of the above funding options may be adversely affected by certain factors including the global capital market environment and outlook as well as GFC’s financial performance and outlook. Access to capital markets at competitive rates is dependent on GFC’s credit rating as determined by rating agencies such as Standard & Poor’s (S&P) and Moody’s Investor Service (Moody’s). On December 21, 2004, S&P affirmed the credit rating on GFC’s long-term unsecured debt at BBB-, and revised the rating outlook to positive from stable. On May 10, 2004, Moody’s affirmed the credit rating on GFC’s long-term unsecured debt at Baa3, and revised the rating outlook to stable from negative. GFC’s existing commercial paper credit ratings of A-3 (S&P) and P-3 (Moody’s) restricts GFC’s access to the commercial paper market. However, subsequent to December 31, 2004, GFC has had over $100 million of commercial paper outstanding at times.
      One of the factors that the rating agencies monitor in reviewing GFC’s credit rating is its use of secured debt. In particular, S&P monitors the ratio of GFC’s secured assets as a percentage of total assets. Over the last four years, this ratio has increased substantially as GFC has financed 27 new aircraft deliveries with secured debt supported by the European Export Credit Agencies and the U.S. Export-Import Bank. GFC currently believes that its secured asset ratio can be maintained at levels acceptable to the rating agencies. However, if GFC became unable to access unsecured financing in the future, it may have to rely on secured financing and could suffer a credit rating downgrade if the resulting increase in its secured asset ratio became unacceptable to one or both rating agencies.

2005 Liquidity Position
      GFC expects that it will be able to meet its contractual obligations for 2005 through a combination of projected cash flow from operations, portfolio proceeds, committed unsecured term loan, and its revolving credit facilities.

Contractual Commitments
      At December 31, 2004, GFC’s contractual commitments, including debt maturities, lease payments, and unconditional purchase obligations were (in millions):

	Payments Due by Period

	Total	2005	2006	2007	2008	2009	Thereafter

Debt	$2,582.5	$362.9	$576.3	$107.2	$276.9	$464.8	$794.4
Commercial Paper and Credit Facilities	72.1	72.1
Capital lease obligations	112.3	16.1	14.2	13.7	11.6	11.4	45.3
Operating leases — recourse	1,666.1	154.0	145.9	134.9	137.0	137.2	957.1
Operating leases — nonrecourse	600.3	42.3	40.0	38.8	38.9	41.1	399.2
Unconditional purchase obligations	522.3	208.6	189.0	110.1	14.6	—	—
Other	23.9	23.9	—	—	—	—	—

	$5,579.5	$879.9	$965.4	$404.7	$479.0	$654.5	$2,196.0

      The carrying value of recourse and nonrecourse debt (debt) is adjusted for fair value hedges. As of December 31, 2004, debt of $2,582.5 million excludes a fair value adjustment of $24.4 million. The adjustment for qualifying fair value hedges is excluded from the above table as such amount does not represent a contractual commitment with a fixed amount or maturity date. Other represents GFC’s obligation under the terms of the DEC acquisition agreement to cause DEC to make qualified investments of $23.9 million by December 31, 2005. To the extent there are no satisfactory investment opportunities during 2005, DEC may invest in long-term securities for purposes of future investment.

Unconditional Purchase Obligations
      At December 31, 2004, GFC’s unconditional purchase obligations of $522.3 million consisted primarily of commitments to purchase railcars and scheduled aircraft acquisitions. GFC had commitments of $327.8 million related to the committed railcar purchase program entered into in 2002. GFC also had commitments of $74.1 million for orders on two new aircraft to be delivered in 2006. Additional unconditional purchase obligations include $115.1 million of other rail related commitments.
      At December 31, 2004, GFC’s unconditional purchase obligations by segment were (in millions):

	Payments Due by Period

	Total	2005	2006	2007	2008	2009	Thereafter

Rail	$442.9	$198.3	$120.4	$109.6	$14.6	$—	$—
Air	74.1	5.9	68.2	—	—	—	—
Specialty	5.3	4.4	.4	0.5	—	—	—

	$522.3	$208.6	$189.0	$110.1	$14.6	$—	$—

Guarantees
      In connection with certain investments or transactions, GFC has entered into various commercial commitments, such as guarantees and standby letters of credit, which could require performance in the event of demands by third parties. Similar to GFC’s balance sheet investments, these guarantees expose GFC to credit, market and equipment risk; accordingly, GFC evaluates its commitments and other contingent obligations using techniques similar to those used to evaluate funded transactions.
      Lease and loan payment guarantees generally involve guaranteeing repayment of the financing utilized to acquire assets being leased by an affiliate to customers, and are in lieu of making direct equity investments in the affiliate. GFC is not aware of any event of default which would require it to satisfy these guarantees, and expects the affiliates to generate sufficient cash flow to satisfy their lease and loan obligations. GFC also provides a guarantee related to $300.0 million of convertible debt issued by the parent company.
      Asset residual value guarantees represent GFC’s commitment to third parties that an asset or group of assets will be worth a specified amount at the end of a lease term. Approximately 55% of the Company’s asset residual value guarantees are related to rail equipment. Based on known facts and current market conditions, management does not believe that the asset residual value guarantees will result in any negative financial impact to GFC. GFC believes these asset residual value guarantees will likely generate future income in the form of fees and residual sharing proceeds.
      GFC and its subsidiaries are also parties to standing letters of credit and bonds primarily related to workers’ compensation and general liability insurance coverages. No material claims have been made against these obligations. At December 31, 2004, GFC does not expect any material losses to result from these off-balance sheet instruments because performance is not anticipated to be required.
      GFC’s commercial commitments at December 31, 2004 were (in millions):

	Amount of Commitment Expiration Per Period

	Total	2005	2006	2007	2008	2009	Thereafter

Affiliate debt guarantees — recourse to GFC	$12.4	$—	$—	$.5	$—	$—	$11.9
Asset residual value guarantee	437.6	27.1	159.1	19.8	32.8	33.5	165.3
Loan payment guarantee — Parent Company convertible debt	300.0			175.0	125.0
Lease and loan payment guarantees	57.0	7.4	3.0	3.0	3.1	2.2	38.3

Guarantees	807.0	34.5	162.1	198.3	160.9	35.7	215.5
Standby letters of credit and bonds	28.9	28.9	—	—	—	—	—

	$835.9	$63.4	$162.1	$198.3	$160.9	$35.7	$215.5

Pension Contributions
      GFC contributes to pension plans sponsored by GATX that cover substantially all employees. Contributions to the GATX plans are allocated to GFC on the basis of payroll costs. GFC’s allocated share of contributions to these plans was $2.3 million, $2.1 million and $26.6 million in 2004, 2003 and 2002, respectively. Allocation from GATX of contributions in future periods will be dependent on a number of factors including plan asset investment returns and actuarial experience. Subject to the impact of these factors, GFC may make additional material plan contributions.
Critical Accounting Policies and Estimates
      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles (GAAP) requires management to use judgment in making estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses and related disclosures. The Company regularly evaluates its estimates and judgments based on historical experience and other relevant factors and circumstances. Actual results may differ from these estimates under different assumptions or conditions.
      The Company considers the following as critical accounting policies:
      Operating lease assets and facilities — Operating lease assets and facilities are stated principally at cost. Assets acquired under capital leases are included in operating lease assets and the related obligations are recorded as liabilities. Provisions for depreciation include the amortization of the cost of capital leases. Certain operating lease assets and facilities are depreciated using the straight-line method to an estimated residual value. Railcars, locomotives, aircraft, marine vessels, buildings and leasehold improvements are depreciated over the estimated useful lives of the assets. The Company periodically reviews the appropriateness of depreciable lives and residual values based on physical and economic factors, as well as existing market conditions.
      Impairment of long-lived assets — A review for impairment of long-lived assets, such as operating lease assets and facilities, is performed whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future net cash flows expected to be generated by the asset. Estimated future cash flows are based on a number of assumptions including lease rates, lease term, operating costs, life of the asset and disposition proceeds. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. In addition, the Company periodically reviews the residual values used in the accounting for finance leases. When conditions indicate the residual value has declined, the Company recognizes the accounting impact in that period.
      Allowance for possible losses — The purpose of the allowance is to provide an estimate of credit losses with respect to reservable assets inherent in the investment portfolio. Reservable assets include gross receivables, loans and finance leases. GFC’s estimate of the amount of provision (reversal) for losses incurred in each period requires consideration of historical loss experience, judgments about the impact of present economic conditions, collateral values, and the state of the markets in which GFC participates, in addition to specific losses for known troubled accounts. GFC charges off amounts that management considers unrecoverable from obligors or the disposition of collateral. GFC assesses the recoverability of investments by considering several factors, including customer payment history and financial position. The allowance for possible losses is regularly reviewed for adequacy considering changes in economic conditions, collateral values, credit quality indicators and customer-specific circumstances. GFC believes that the allowance is adequate to cover losses inherent in the portfolio as of December 31, 2004. Because the allowance is based on judgments and estimates, it is possible that those judgments and estimates could change in the future, causing a corresponding change in the recorded allowance.
      Investments in affiliated companies — Investments in affiliated companies represent investments in domestic and foreign companies and joint ventures that are in businesses similar to those of GFC, such as commercial aircraft leasing, rail equipment leasing, and other business activities, including ventures that provide asset residual value guarantees in both domestic and foreign markets. Investments in 20 to 50 percent-owned companies and joint ventures are accounted for under the equity method and are shown as investments in affiliated companies. Certain investments in joint ventures that exceed 50% ownership are not consolidated and are also accounted for using the equity method when GFC does not have effective or voting control of these legal entities and is not the primary beneficiary of the venture’s activities. The investments in affiliated companies are initially recorded at cost and are subsequently adjusted for GFC’s share of the affiliate’s undistributed earnings. Distributions, which reflect both dividends and the return of principal, reduce the carrying amount of the investment.
      Pension and Post-retirement Benefits Assumptions — GFC’s pension and post-retirement benefit obligations and related costs are calculated using actuarial assumptions. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of plan expense and liability measurement. GFC evaluates these critical assumptions annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increases.
      The discount rate is used to calculate the present value of expected future pension and post-retirement cash flows as of the measurement date. The guideline for establishing this rate is high-quality, long-term bond rates. A lower discount rate increases the present value of benefit obligations and increases pension expense. The expected long-term rate of return on plan assets is based on current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. A lower expected rate of return on pension plan assets will increase pension expense. See Note 15 to the consolidated financial statements for additional information regarding these assumptions.

      Income Taxes — GFC evaluates the need for a deferred tax asset valuation allowance by assessing the likelihood of whether deferred tax assets, including net operating loss carryforward benefits, will be realized in the future. The assessment of whether a valuation allowance is required involves judgment including the forecast of future taxable income and the evaluation of tax planning initiatives, if applicable.
      Taxes have not been provided on undistributed earnings of foreign subsidiaries as the Company has historically maintained that undistributed earnings of its foreign subsidiaries and affiliates were intended to be permanently reinvested in those foreign operations. If in the future, these earnings are repatriated to the U.S., or if the Company expects such earnings will be remitted in the foreseeable future, provision for additional taxes would be required.
      The American Jobs Creation Act of 2004 introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision) provided certain criteria are met. The repatriation provision is available to GFC for the year ended December 31, 2005. GFC is currently evaluating the effect of the repatriation provision on its plan for reinvestment or repatriation of foreign earnings. The range of reasonably possible amounts of unremitted earnings considered for repatriation, and the income tax effects of such repatriation cannot be estimated with certainty at this time. It is anticipated that the evaluation of the effect of the repatriation provision will be completed during the third quarter of 2005.
      GFC’s operations are subject to taxes in the U.S., various states and foreign countries and as result, may be subject to audit in all of these jurisdictions. Tax audits may involve complex issues and disagreements with taxing authorities could require several years to resolve. Accruals for tax contingencies require management to make estimates and assessments with respect to the ultimate outcome of tax audit issues.
New Accounting Pronouncements
      See Note 2 to the consolidated financial statements included in this prospectus for a summary of new accounting pronouncements that may impact our business.
Quantitative and Qualitative Disclosures About Market Risk
      In the normal course of business, GFC is exposed to interest rate, foreign currency exchange rate, and equity price risks that could impact results of operations. To manage these risks, GFC, pursuant to authorized policies, may enter into certain derivative transactions, principally interest rate swaps, Treasury note derivatives and currency swaps. These instruments and other derivatives are entered into for hedging purposes only to manage existing underlying exposures. GFC does not hold or issue derivative financial instruments for speculative purposes.
      Interest Rate Exposure — GFC’s interest expense is affected by changes in interest rates as a result of its use of variable rate debt instruments. Based on GFC’s variable rate debt instruments at December 31, 2004 and giving affect to related derivatives, if market rates were to increase hypothetically by 100 basis points, after-tax interest expense would increase by approximately $11.9 million in 2005.
      Functional Currency/ Reporting Currency Exchange Rate Exposure — GFC conducts operations in foreign countries, principally Europe and Canada. As a result, changes in the value of the U.S. dollar as compared to foreign currencies would affect GFC’s reported earnings. Based on 2004 reported earnings from continuing operations, a uniform and hypothetical 10% strengthening in the U.S. dollar versus applicable foreign currencies would decrease after-tax income from continuing operations in 2005 by approximately $3.1 million.
      The interpretation and analysis of the results from the hypothetical changes to interest rates and currency exchange rates should not be considered in isolation; such changes would typically have corresponding offsetting effects. For example, offsetting effects are present to the extent that floating rate debt is associated with floating rate assets.

      Equity Price Exposure — GFC also has equity price risk inherent in stock and warrants of companies in which it has investments. At December 31, 2004, the fair value of the stock and warrants was $4.7 million and $3.1 million, respectively. The hypothetical change in value from a 10% sensitivity test would not be material to GFC operations.

BUSINESS
      GATX Financial Corporation is a wholly owned subsidiary of GATX Corporation. We specialize in railcar, locomotive, commercial aircraft, marine vessel and other targeted equipment leasing. In addition, we own and operate a fleet of self-loading vessels on the Great Lakes through our wholly owned subsidiary American Steamship Company. We provide services primarily through three operating segments: GATX Rail, GATX Air, and GATX Specialty Finance.
      We also invest in companies and joint ventures that complement our existing business activities. We partner with financial institutions and operating companies to improve scale in certain markets, broaden diversification within an asset class, and enter new markets.
      At December 31, 2004, we had balance sheet assets of $5.8 billion, comprised largely of railcars and commercial aircraft. In addition to the $5.8 billion of assets recorded on the balance sheet, we utilize approximately $1.3 billion of assets, primarily railcars, which were financed with operating leases and therefore are not recorded on the balance sheet.
      On June 30, 2004, we completed the sale of substantially all the assets and related nonrecourse debt of GATX Technology Services and its Canadian affiliate. Subsequently, the remaining assets consisting primarily of interests in two joint ventures were sold prior to year end. Financial data for the Technology segment has been segregated as discontinued operations for all periods presented.
      See discussion in Note 22 to the consolidated financial statements included in this prospectus for additional details regarding financial information about geographic areas.
Business Segments
      See discussion in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional details regarding each segment’s business and operating results.
     GATX Rail
      Rail is headquartered in Chicago, Illinois and is principally engaged in leasing rail equipment, including tank cars, freight cars and locomotives. Rail has total assets of $3.9 billion including $1.2 billion of off-balance sheet assets. Rail’s customers (“lessees”) are comprised primarily of railroads and chemical, petroleum, agricultural and food processing companies. Rail primarily provides full service leases, under which it maintains the railcars, pays ad valorem taxes, and provides other ancillary services. Rail also provides net leases under which the lessee is responsible for maintenance, insurance and taxes. As of December 31, 2004, GFC’s owned worldwide fleet totaled approximately 128,500 railcars. GFC also had an ownership interest in approximately 26,700 railcars worldwide through investments in affiliated companies. In addition, GFC manages approximately 12,700 railcars for third party owners.
      As of December 31, 2004, Rail’s owned North American fleet consisted of approximately 107,000 railcars, comprised of 61,000 tank cars and 46,000 freight cars. The cars in this fleet have depreciable lives of 30 to 38 years and an average age of approximately 16 years. In December 2004, Rail purchased the remaining 50% interest in Locomotive Leasing Partners, LLC (LLP) which owned 486 locomotives as of the acquisition date. In aggregate, Rail owned 531 locomotives at December 31, 2004. Rail also has interests in 5,900 railcars and 259 locomotives through its investments in affiliated companies in North America.
      In North America, Rail typically leases new railcars for a term of approximately five years. Renewals or extensions of existing leases are generally for periods ranging from less than a year to ten years and the overall average lease term is four years. Rail purchases new railcars from a number of manufacturers, including Trinity Industries, Inc., American Railcar Industries and Union Tank Car Company. In November 2002, Rail entered into agreements with Trinity Industries, Inc. and Union Tank Car Company for the purchase of 5,000 and 2,500 newly manufactured cars, respectively, pursuant to which it may order railcars at any time through 2007. To date, a total of 4,934 cars have been ordered under these committed purchase programs.
      Rail’s primary competitors in North America are Union Tank Car Company, General Electric Railcar Services Corporation, and various other lessors. At the end of 2004, there were approximately 275,000 tank cars and 1.4 million freight cars owned and leased in North America. At December 31, 2004, Rail’s owned fleet comprised approximately 22% of the tank cars in North America and approximately 3% of the freight cars in North America. Principal competitive factors include price, service, availability and customer relationships.
      Rail operates a network of major service centers across North America supplemented by a number of mini-service centers and a fleet of service trucks (mobile service units). Additionally, Rail utilizes independent third-party repair facilities.
      In addition to its North American fleet, Rail owns or has an interest in 38,100 railcars in Europe. At December 31, 2004, Rail, through its wholly owned subsidiaries in Austria, Germany and Poland, directly owned approximately 18,100 railcars. Rail also owns a 37.5% interest in AAE Cargo AG (AAE), a freight car lessor headquartered in Switzerland that operates approximately 20,000 cars. In Europe, approximately 12.5% of the wholly owned fleet has an average lease term of less than one month, while the rest of the fleet has an average lease term ranging from one to five years. Major competitors in Europe include VTG Group and Ermeva.
      Worldwide, Rail provides more than 130 railcar types used to ship over 650 different commodities, principally chemicals, petroleum, and food products. During 2004, approximately 33% of Rail’s leasing revenue was attributable to shipments of chemical products, 28% related to shipments of petroleum products, 11% related to shipments of food products, 11% related to leasing cars to railroads and 17% related to other revenue sources. Rail leases railcars to over 850 customers and in 2004, no single customer accounted for more than 3% of total railcar leasing revenue.
     GATX Air
      Air is headquartered in San Francisco, California and is primarily engaged in leasing narrowbody aircraft that are widely used by commercial airlines throughout the world. Air has total assets of $2.1 billion which includes $29.1 million of off-balance sheet assets. Air typically enters into net leases under which the lessee is responsible for maintenance, insurance and taxes. Air owns directly or with other investors 163 aircraft, 50 of which are wholly owned with the balance owned in combination with other investors in varying ownership percentages. For example, Air holds a 50% interest in Pembroke Group, an aircraft lessor and manager based in Ireland, which currently owns 28 aircraft. Air also holds a 50% interest in a partnership with Rolls-Royce Plc that primarily leases aircraft engines to airlines. New aircraft have an estimated useful life of approximately 25 years. The weighted average age of Air’s fleet is approximately five years based on net book value. Aircraft on lease at December 31, 2004 have an average remaining lease term of approximately three years and lease terms typically range from three to seven years.
      Air’s customer base is diverse by carrier and geographic location. Air leases to 61 airlines in 33 countries and in 2004, no single customer accounted for more than 8% of Air’s total revenue or represented more than 9% of Air’s total net book value. At December 31, 2004, Air had a significant concentration of commercial aircraft in Turkey with approximately $286.8 million or 14% of Air’s total assets, and Brazil with approximately $206.9 million or 10% of Air’s total assets. Air has purchased new aircraft and also acquires aircraft in the secondary market. Air primarily competes with GE Commercial Aviation Services, International Leasing Finance Corporation, and other leasing companies and subsidiaries of commercial banks. Air carriers consider leasing alternatives based on factors such as pricing and availability of aircraft types.
      Air also manages 66 aircraft for third parties. Air’s management role includes marketing the aircraft, monitoring aircraft maintenance and condition, and administering the portfolio, including billing and collecting rents, accounting and tax compliance, reporting and regulatory filings, purchasing insurance, and lessee credit evaluation.
     GATX Specialty Finance
      Specialty is headquartered in San Francisco, California and is comprised of the former specialty finance and venture finance business units, which are now managed as one operating segment. Specialty has total assets of $489.9 million including $12.5 million of off-balance sheet assets. The Specialty portfolio consists primarily of leases and loans, frequently including interests in an asset’s residual value, and joint venture investments involving a variety of underlying asset types, including marine.
      Although Specialty had limited investment volume in 2004, it is pursuing investments in marine assets as well as select industrial equipment opportunities. Marine-related assets, including $10.0 million of off-balance sheet assets, are $178.7 million at December 31, 2004, which is 37% of Specialty’s total assets.
      Specialty also manages portfolios of assets for third parties with a net book value of $728.8 million. The majority of these managed assets are in markets in which GFC has a high level of expertise such as aircraft, power generation, rail equipment, and marine equipment. Specialty generates fee-based income through portfolio administration and remarketing services for third parties.
      Specialty sold its venture finance portfolios in the United Kingdom (U.K.) and Canada in 2003, and continues to run-off the remaining venture finance portfolio. GFC anticipates that the venture finance portfolio will be substantially liquidated by the end of 2005. Venture finance-related assets are $53.1 million at December 31, 2004 or 11% of Specialty’s total assets.
      The principal competitors of Specialty are captive leasing companies of equipment manufacturers, leasing subsidiaries of commercial banks, independent leasing companies, lease brokers and investment banks.
Trademarks, Patents and Research Activities
      Patents, trademarks, licenses, and research and development activities are not material to our businesses taken as a whole.
Seasonal Nature of Business
      Seasonality is not considered significant to the operations of GFC and its subsidiaries taken as a whole.
Customer Base
      Neither GFC as a whole nor any of its business segments is dependent upon a single customer or concentration among a few customers.
Employees
      As of December 31, 2004, we and our subsidiaries had approximately 2,450 employees, of whom 47% were covered by union contracts, primarily hourly rail service center employees.
Environmental Matters
      Our operations, as well as those of our competitors, are subject to extensive federal, state and local environmental regulations. These laws cover discharges to waters, air emissions, toxic substances, and the generation, handling, storage, transportation and disposal of waste and hazardous materials. This regulation has the effect of increasing the cost and liabilities associated with leasing rail cars. Environmental risks are also inherent in rail operations, which frequently involve transporting chemicals and other hazardous materials.

      Some of our real estate holdings, as well as previously owned properties, are or have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharge of contaminants. As a result, we are now subject to and will from time to time continue to be subject to environmental cleanup and enforcement actions. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as the Superfund law, generally imposes joint and several liability for cleanup and enforcement costs, without regard to fault or the legality of the original conduct, on current and former owners and operators of a site. Accordingly, we may be responsible under CERCLA and other federal and state statutes for all or part of the costs to cleanup sites at which certain substances may have been released by us, our current lessees, former owners or lessees of properties, or other third parties. Environmental remediation and other environmental costs are accrued when considered probable and amounts can be reasonably estimated. As of December 31, 2004, environmental costs were not material to our results of operations, financial position or liquidity. For further discussion, see Note 16 to the consolidated financial statements included in this prospectus.
Properties
      Information regarding the location and general character of certain of our properties is included under “Business”.

      At December 31, 2004, locations of operations were as follows:

Rail

Headquarters
Chicago, Illinois

Business Offices
San Francisco, California
Alpharetta, Georgia
Chicago, Illinois
Marlton, New Jersey
Raleigh, North Carolina
York, Pennsylvania
Houston, Texas
Calgary, Alberta
Cambridge, Ontario
Ennismore, Ontario
Montreal, Quebec
Vienna, Austria
Hamburg, Germany
Mexico City, Mexico
Nowa Wies Wielka, Poland
Warsaw, Poland

Major Service Centers
Colton, California
Waycross, Georgia
Hearne, Texas
Red Deer, Alberta
Sarnia, Ontario
Coteau-du-Lac, Quebec
Montreal, Quebec
Moose Jaw, Saskatchewan
Hanover, Germany
Tierra Blanca, Mexico
Gdansk, Poland

Ostroda, Poland
Slotwiny, Poland

Mini Service Centers
Macon, Georgia
Terre Haute, Indiana
Geismar, Louisiana
Kansas City, Missouri
Cincinnati, Ohio
Catoosa, Oklahoma
Freeport, Texas
Plantersville, Texas
Czechowice, Poland
Jedlicze, Poland
Plock, Poland

Mobile Service Units
Mobile, Alabama
Colton, California
Lake City, Florida
East Chicago, Indiana
Sioux City, Iowa
Norco, Louisiana
Sulphur, Louisiana
Albany, New York
Masury, Ohio
Cooperhill, Tennessee
Galena Park, Texas
Olympia, Washington
Edmonton, Alberta
Red Deer, Alberta
Vancouver, British Columbia
Clarkson, Ontario

Sarnia, Ontario
Montreal, Quebec
Quebec City, Quebec
Moose Jaw, Saskatchewan
Tierra Blanca, Mexico

Affiliates
San Francisco, California
Kansas City, Missouri
Zug, Switzerland

Air

Headquarters
San Francisco, California

Business Offices
Seattle, Washington
Toulouse, France
Tokyo, Japan
Singapore
London, United Kingdom

Affiliates
Dublin, Ireland
London, United Kingdom

Specialty

Headquarters
San Francisco, California

American Steamship Company
Williamsville, New York
Legal Proceedings
      On May 25, 2001, a suit was filed in Civil District Court for the Parish of Orleans, State of Louisiana, Schneider, et al. vs. CSX Transportation, Inc., Hercules, Inc., Rhodia, Inc., Oil Mop, L.L.C., The Public Belt Railroad Commission for The City of New Orleans, GATX Corporation, GATX Capital Corporation, The City of New Orleans, and The Alabama Great Southern Railroad Company, Number 2001-8924. The suit asserts that on May 25, 2000, a tank car owned by GATX Rail leaked the fumes of its cargo, dimethyl sulfide, in a residential area in the western part of the city of New Orleans and that the tank car, while still leaking, was subsequently taken by defendant, New Orleans Public Belt Railroad, to another location in the city of New Orleans, where it was later repaired. The plaintiffs are seeking compensation for alleged personal injuries and property damages. The petition alleges that a class should be certified, but plaintiffs have not yet moved to have the class certified. Settlement negotiations are ongoing.
      In March 2001, East European Kolia-System Financial Consultant S.A. (Kolia) filed a complaint in the Regional Court (Commercial Division) in Warsaw, Poland against Dyrekcja Eksploatacji Cystern Sp. z.o.o. (DEC), an indirect wholly owned subsidiary of GATX, alleging damages of approximately

$52 million arising out of the unlawful taking over by DEC in August of 1998, of a 51% interest in Kolsped Spedytor Miedzynarodwy Sp. z.o.o. (Kolsped), and removal of valuable property from Kolsped. The complaint was served on DEC in December 2001. The plaintiff claims that DEC unlawfully obtained confirmation of satisfaction of a condition precedent to its purchase of 51% interest in Kolsped, following which it allegedly mismanaged Kolsped and put it into bankruptcy. The plaintiff claims to have purchased the same 51% interest in Kolsped in April of 1999, subsequent to DEC’s alleged failure to satisfy the condition precedent. GFC purchased DEC in March 2001 and believes this claim is without merit, and is vigorously pursuing the defense thereof. DEC has filed a response denying the allegations set forth in the complaint. The parties each confirmed their respective positions in the case at a hearing held in early March of 2002. At a hearing held on October 22, 2003, the court rendered a decision in favor of DEC, dismissing Kolia’s action. In December 2003, the plaintiff filed an appeal of the decision. In January of 2004, the Regional Court refused to exempt Kolia from its obligation to pay fees in connection with the appeal. During 2004, Kolia filed various procedural motions to reverse the decision of the Regional Court, all of which were unsuccessful. Kolia then filed a complaint in the Regional Court against the decision to dismiss the appeal which complaint was dismissed because Kolia had failed to pay the fee associated with the complaint. On February 8, 2005, Kolia filed a letter with the Regional Court demanding to have its appeal heard by the Court of Appeals. The Regional Court responded by indicating that Polish law did not provide for an appellate court examination under the circumstance cited in the letter and asked Kolia whether its letter should be treated as a complaint for restitution of the proceedings de novo, an extraordinary appeal, a remedy available under very limited circumstances, with respect to the final judgment. The judgment in favor of DEC appears to be final as the plaintiff has failed to appeal. DEC is requesting that the court issue a written opinion stating that the judgment is final.
      On December 29, 2003, a wrongful death action was filed in the District Court of the State of Minnesota, County of Hennepin, Fourth Judicial District, MeLea J. Grabinger, individually, as Personal Representative of the Estate of John T. Grabinger, and as Representative/ Trustee of the beneficiaries in the wrongful death action, v. Canadian Pacific Railway Company, et al. The lawsuit seeks damages for a derailment on January 18, 2002 of a Canadian Pacific Railway train containing anhydrous ammonia cars near Minot, North Dakota. As a result of the derailment, several tank cars fractured, releasing anhydrous ammonia which formed a vapor cloud. One person died, as many as 100 people received medical treatment, of whom fifteen were admitted to the hospital, and a number of others were purportedly affected. The plaintiffs allege among other things that the incident (i) caused the wrongful death of their husband/son, and (ii) caused permanent physical injuries and emotional and physical pain. The complaint alleges that the incident was proximately caused by the defendants who are liable under a number of legal theories. On March 9, 2004, the National Transportation Safety Board (NTSB) released a synopsis of its anticipated report and issued its final report shortly thereafter. The report sets forth a number of conclusions including that the failure of the track caused the derailment and that the catastrophic fracture of tank cars increased the severity of the accident. On June 18, 2004, the plaintiff filed an amended complaint based on the NTSB findings which added GFC and others as defendants. Specifically, the allegations against GFC are that the steel shells of the tank cars were defective and that GFC knew the cars were vulnerable and nonetheless failed to warn of the extreme hazard and vulnerability. On July 12, 2004, GFC filed a motion to dismiss this action on the basis that plaintiffs’ claims are preempted by federal law and that the plaintiffs have failed to state a claim with respect to certain causes of action. On September 8, 2004, plaintiffs filed a third amended complaint (i) dismissing counts that alleged liability of the tank car owners under the theories of strict liability for an ultrahazardous activity, liability for abnormally dangerous activity and liability for intentional infliction of emotional distress (ii) clarifying claims that the tank cars were defective by specifying that the cars were defective at the time of manufacture and (iii) clarifying its claims against all defendants for damages for violation of North Dakota environmental laws. GFC’s motion to dismiss was deemed to apply to the third amended complaint and the court heard argument on the motion and took the matter under advisement on September 22, 2004. In December, the court dismissed the motion without prejudice to refiling it as a motion for summary judgment motion following completion of discovery. GFC intends to defend this suit vigorously.

      GFC has previously been named as a defendant and subsequently dismissed without prejudice in nine other pending cases arising out of this derailment. There are over 40 other cases arising out of this derailment pending in the Fourth District Court of the State of Minnesota, Hennepin County. Thirty-one additional cases were filed in the same court and then removed to federal court by the Canadian Pacific Railway in July 2004. GFC has not been named in any of these cases.
      In October 2004, the liquidators of Flightlease Holdings (Guernsey) Limited (“FHG”), a member of the Swissair Group, commenced proceedings in the U.S. Bankruptcy Court for the Northern District of California against (a) GATX Third Aircraft Corporation (“Third Aircraft”), an indirect wholly owned subsidiary of the Company, seeking recovery of approximately $1.9 million allegedly owed by Third Aircraft, and (b) Third Aircraft and the Company seeking a court order authorizing discovery in connection with a voluntary liquidation of FHG under Guernsey law. The Guernsey liquidation is one of several liquidation or insolvency proceedings, including proceedings in Switzerland, the Netherlands, and the Cayman Islands, resulting from the bankruptcy of the Swissair Group in 2001. In September 1999, Third Aircraft and FHG formed an aircraft leasing joint venture, which on the same day entered into a purchase agreement with Airbus Industrie relating to the joint venture company’s purchase of a substantial number of Airbus aircraft. Prior to the Swissair Group’s bankruptcy in October 2001, Third Aircraft and FHG had agreed to terminate the joint venture and divide responsibility for the purchase of aircraft subject to the venture’s agreement with Airbus. By October 1, 2001 the joint venture company had ordered a total of 41 aircraft from Airbus, and had made aggregate unutilized pre-delivery payments to Airbus of approximately $228 million. Pursuant to agreements by Third Aircraft and FHG to divide responsibility for the aircraft, and to allocate the pre-delivery payments between them, Third Aircraft and Airbus entered into a new purchase agreement and Airbus credited approximately $78 million of the pre-delivery payments to Third Aircraft. By agreement of Third Aircraft and FHG, the remaining portion of the pre-delivery payments (approximately $150 million) was to be credited to FHG in a new contract with Airbus. Following Swissair Group’s bankruptcy, however, FHG and Airbus did not enter into such a contract, and Airbus declared the joint venture in default and retained the approximately $150 million in pre-delivery payments as damages. The liquidators of FHG have stated that they believe that FHG may have suffered damages, and may have potential claims arising out of these events against various parties, including possibly Third Aircraft (including potential claims for breach of fiduciary duty and for payment of the approximately $1.9 million referred to above). The Company believes there is no valid basis for any material claim by FHG or any of its affiliates against Third Aircraft or the Company.
      GFC and its subsidiaries have been named as defendants in a number of other legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters, workers’ compensation claims by GFC employees and other personal injury claims. Some of the legal proceedings include claims for punitive as well as compensatory damages. Several of the Company’s subsidiaries have also been named as defendants or co-defendants in cases alleging injury relating to asbestos. In these cases, the plaintiffs seek an unspecified amount of damages based on common law, statutory or premises liability or, in the case of ASC, the Jones Act, which makes limited remedies available to certain maritime employees. In addition, demand has been made against the Company under a limited indemnity given in connection with the sale of a subsidiary with respect to asbestos-related claims filed against the former subsidiary. The number of these claims and the corresponding demands for indemnity against the Company increased in the aggregate in 2004. It is possible that the number of these claims could continue to grow and that the cost of these claims could correspondingly increase in the future.
      The amounts claimed in some of the above described proceedings are substantial and the ultimate liability cannot be determined at this time. However, it is the opinion of management that amounts, if any, required to be paid by GFC and its subsidiaries in the discharge of such liabilities are not likely to be material to GFC’s consolidated financial position or results of operations. Adverse court rulings or changes in applicable law could affect claims made against GFC and its subsidiaries, and increase the number, and change the nature, of such claims.

MANAGEMENT
Directors and Executive Officers
      The following sets forth the names and ages of each of our directors and executive officers and the positions they hold at GFC:

Name	Office Held	Age

Ronald H. Zech	Chairman, Chief Executive Officer and Director	61
Brian A. Kenney	President and Director	45
Robert C. Lyons	Vice President and Chief Financial Officer	41
Ronald J. Ciancio	Senior Vice President, General Counsel and Secretary	63
Gail L. Duddy	Senior Vice President — Human Resources	52
William M. Muckian	Vice President, Controller and Chief Accounting Officer	45
William J. Hasek	Vice President and Treasurer	48
Susan A. Noack	Vice President and Chief Risk Officer	45
S. Yvonne Scott	Vice President and Chief Information Officer	46
James F. Earl	Executive Vice President	48
Alan C. Coe	Vice President	53
Curt F. Glenn	Vice President	50
      Mr. Zech has served as Chairman and Chief Executive Officer of GFC since October 2004 and was Chairman, President and Chief Executive Officer from August 2001 through October 2004. Mr. Zech has served as Chairman of the Board of GATX Corporation since April 1996, and Chief Executive Officer of GATX Corporation since January 1996. Mr. Zech is also a director of McGrath RentCorp and PMI Group, Inc.
      Mr. Kenney has served as President since October 2004 and was Senior Vice President, Finance and Chief Financial Officer of GFC from April 2002 to October 2004. Mr. Kenney served as Vice President, Finance and Chief Financial Officer of GFC from August 2001 through April 2002. Mr. Kenney has been a director of GATX Corporation since October 2004. Mr. Kenney has served as President of GATX Corporation since October 2004, having previously served as Senior Vice President, Finance and Chief Financial Officer of GATX Corporation since April 2002 and Vice President, Finance and Chief Financial Officer of GATX Corporation from October 1999 to until April 2002.
      Mr. Lyons has served as Vice President and Chief Financial Officer since November 2004 and was Vice President, Investor Relations of GFC from February 2002 to November 2004. Mr. Lyons has served as Chief Financial Officer of GATX Corporation since 2004. Prior to that, Mr. Lyons served as Vice President, Investor Relations of GATX Corporation from 2002 to 2004, Director of Investor Relations of GATX Corporation from 1998 to 2002, and Project Manager, Corporate Finance from 1996 to 1998.
      Mr. Ciancio has served as Senior Vice President, General Counsel and Secretary of GFC since August 2004. Mr. Ciancio served as Vice President, General Counsel and Secretary of GFC from August 2001 through August 2004. Mr. Ciancio has served as Senior Vice President, General Counsel and Secretary of GATX Corporation since August 2004. Prior to that, Mr. Ciancio served as Vice President, General Counsel and Secretary of GATX Corporation from 2000 to 2004, and Assistant General Counsel of GATX Corporation from 1984 to 2000.
      Ms. Duddy has served as Senior Vice President, Human Resources of GFC since August 2004. Prior to that, Ms. Duddy served as Vice President, Human Resources of GFC from August 2001 through August 2004. Ms. Duddy has served as Senior Vice President, Human Resources of GATX Corporation since August 2004. Prior to that, Ms. Duddy served as Vice President, Human Resources from 1999 through August 2004, Vice President, Compensation and Benefits and Corporate Human Resources from

1997 to 1999, Director of Compensation and Benefits from 1995 to 1997, and Director of Compensation from 1992 to 1995.
      Mr. Muckian has served as Vice President, Controller of GFC since February 2002. Prior to that, Mr. Muckian served as Controller of GFC from August 2001 through February 2002 and Assistant Secretary from September 1999 through August 2001. Mr. Muckian has served as Vice President, Controller and Chief Accounting Officer of GATX Corporation since 2002. Prior to that, Mr. Muckian served as Controller and Chief Accounting Officer of GATX Corporation from 2000 to 2002, and Director of Taxes for GATX Corporation from 1994 to 2000.
      Mr. Hasek has served as Vice President, Treasurer of GFC since February 2002. Prior to that, Mr. Hasek was Treasurer of GFC from August 2001 through February 2002. Mr. Hasek has served as Vice President, Treasurer of GATX Corporation since 2002. Prior to that, Mr. Hasek served as Treasurer from 1999 to 2001, Director of Financial Analysis and Budgeting from 1997 to 1999, and Manager of Corporate Finance from 1995 to 1997.
      Ms. Noack has served as Vice President and Chief Risk Officer of GFC since April 2004. Prior to that, Ms. Noack served as Managing Director and Chief Risk Officer, Capital Division of GFC from June 2003 through April 2004, as Managing Director and Chief Credit Officer, Capital Division of GFC from August 2001 through June 2003, as Vice President of GATX Capital Corporation from October 2000 through August 2001 and Vice President, Bank of America Capital from 1996 through October 2000. Ms. Noack has served as Vice President and Chief Risk Officer of GATX Corporation since April 2004.
      Ms. Scott has served as Vice President and Chief Information Officer of GFC since April 2004. Prior to that, Ms. Scott served as Vice President and Chief Information Officer, Rail Division of GFC from September 2001 through June 2003, as Vice President, Strategic Initiatives, Rail Division of GFC from August 2001 through September 2001, as Vice President, Strategic Initiatives of GATX Rail Corporation from January 2001 through August 2001, as Vice President, Integrated Solutions Group from November 1999 through January 2001 and as Director, Business Development and Information Systems, GATX Liquid Logistics, Inc. from September 1999 through November 1999. Ms. Scott has served as Vice President and Chief Information Officer of GATX Corporation since April 2004.
      Mr. Earl was elected Executive Vice President of GFC in December 2004. Prior to that Mr. Earl served as Executive Vice President — Commercial at GATX Rail from 2001 to 2004 and a variety of increasingly responsible positions in the GATX Capital Rail Group from 1988 to 2001. Mr. Earl has served as Executive Vice President of GATX Corporation since December 2004. Mr. Earl is the senior executive of the Rail segment.
      Mr. Coe has served as Vice President of GFC and President, GATX Air since April 2004. Prior to that, Mr. Coe served as President and Chief Executive Officer, Air Division of GFC from August 2001 through April 2004 and as Executive Vice President, GATX Capital Corporation from September 1999 through August 2001. Mr. Coe has served as a Vice President of GATX Corporation since April 2004.
      Mr. Glenn has served as Executive Vice President, Operations and Portfolio Management of GFC since April 2004. Prior to that, Mr. Glenn served as Executive Vice President, Operations and Portfolio Management, Capital Division of GFC from March 2003 through April 2004, Senior Vice President and Chief Financial Officer, Capital Division of GFC from August 2001 through March 2003, Senior Vice President and Chief Financial Officer, GATX Capital Corporation from May 2000 through August 2001 and Vice President of GATX Capital Corporation from September 1999 through May 2000. Mr. Glenn has served as a Vice President of GATX Corporation since April 2004. Mr. Glenn is the senior executive of the Specialty Finance segment.

Compensation of Executive Officers
      Each executive officer of GFC named below receives all of his or her compensation from our parent, GATX Corporation. The table below sets forth the annual and long-term compensation paid or deferred by GATX Corporation to or for the account of the Chief Executive Officer and each of the other four most highly compensated executive officers for the years indicated.
SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

					Restricted	Securities
				Other Annual	Stock	Underlying	LTIP	All Other
		Salary	Bonus	Compensation	Award(s)	Options/SARs	Payouts	Compensation
Name and Principal Position	Year	($)	($)(1)	($)	($)(2)	(#) of shares	($)	($)(3)

Ronald H. Zech	2004	775,000	1,000,000	5,777	1,081,707	73,900	0	36,204
Chairman & Chief	2003	775,000	550,064	5,377	0	0	0	31,046
Executive Officer	2002	758,333	1,751,938	6,004	550,073	150,000	71,076	26,372
David M. Edwards	2004	410,000	547,873	6,360	0	14,300	0	832,067
President, GATX Rail(4)
Brian A. Kenney	2004	380,000	361,350	6,360	599,973	16,400	0	6,150
President,	2003	350,000	137,541	6,360	0	0	0	6,000
GATX Corporation	2002	341,951	371,907	6,360	137,518	40,000	11,352	5,500
Alan C. Coe	2004	304,167	345,533	6,360	153,330	10,500	0	12,298
President, GATX Air
James F. Earl	2004	309,970	250,672	6,360	375,259	10,300	0	6,150
Executive Vice President
GATX Rail

(1)	Amounts reflect bonus payments earned for the years set forth opposite the specified payments. Amounts for Mr. Edwards include $353,884 awarded under the GATX Corporation Cash Incentive Compensation Plan (the “CICP”) for calendar year 2004 performance and $193,989 for performance-based restricted stock units paid in accordance with his Employment and Cooperation Agreement.

(2)	On March 15, 2004, Messrs. Zech, Kenney, Coe and Earl were granted target units of performance-based restricted stock, effective January 1, 2004, under GATX Corporation’s 2004 Equity Incentive Compensation Plan (“EICP”), that resulted in their receipt of 40,798, 9,065, 5,138 and 6,377 shares of restricted Common Stock, respectively, based on the achievement of specified performance goals during 2004, which will vest on December 31, 2006 contingent upon their continued employment. Additionally, Messrs Kenney and Earl were granted 15,000 and 8,085 shares of nonperformance-based restricted Common Stock. Mr. Kenney’s award vests in full on December 31, 2005 and Mr. Earl’s award vests over a three year period, one-third on each anniversary of the grant date. The aggregate number of shares of restricted Common Stock held by Messrs Zech, Kenney, Coe and Earl on December 31, 2004, including the performance based shares, were 40,798, 24,065, 5,138 and 14,462 valued at $1,205,989, $711,361, $151,879 and $427,497, respectively, based on a closing price of $29.56 per share on that date. Dividends are paid on all restricted Common Stock awarded by GATX.

(3)	For 2004, includes contributions made to GATX’s Salaried Employees Retirement Savings Plan in the amount of $6,150 for Messrs. Zech, Edwards, Kenney, Coe and Earl and includes above-market interest amounts earned, but not currently payable, on compensation previously deferred under GATX’s 1984, 1985 and 1987 Executive Deferred Income Plans for Messrs. Zech, Edwards and Coe of $30,054, $5,917 and $6,148, respectively. Also includes $820,000 received by Mr. Edwards under his Employment and Cooperation Agreement.

(4)	Mr. Edwards’ employment with GFC terminated effective December 31, 2004 and he will receive severance benefits described under the caption “Employment and Change of Control Arrangements.”

OPTION/ SAR GRANTS IN LAST FISCAL YEAR
      The table below sets forth information concerning stock options granted during 2004 to each of the named executive officers.

	Individual Grants
					Potential Realizable
	Number of				Value at Assumed
	Securities	% of Total			Annual Rates of Stock
	Underlying	Options/SARs			Price Appreciation for
	Options/SARs	Granted to	Exercise or		Option Term(4)
	Granted	Employees in	Base Price	Expiration
Name	(#)(1)	Fiscal Year	($/Share)(2)	Date(3)	5% ($)	10% ($)

Ronald H. Zech	73,900	13.77%	24.3650	08/06/11	733,014	1,708,235
David M. Edwards	14,300	2.66%	24.3650	01/01/10	96,262	212,714
Brian A. Kenney	16,400	3.06%	24.3650	08/06/11	162,672	379,094
Alan C. Coe	10,500	1.96%	24.3650	08/06/11	104,150	242,713
James F. Earl	10,300	1.92%	24.3650	08/06/11	102,166	238,090

(1)	Except in the case of Mr. Edwards (see footnote (3) below), fifty percent of all options may be exercised commencing one year from the date of grant, an additional 25% commencing two years from the date of grant, and the remaining 25% commencing three years from the date of grant. Dividend equivalents are earned on each grant commencing at grant date, ceasing upon exercise of the option, and are paid after the vesting date of each covered installment.

(2)	The exercise price is equal to the average of the high and low prices of GATX Corporation’s Common Stock on the New York Stock Exchange on the date of grant.

(3)	The expiration date of the options granted to Mr. Edwards was changed from August 6, 2011 to January 1, 2010 pursuant to the terms of his Employment and Cooperation Agreement. Fifty percent of these options may be exercised commencing one year from grant date; the remaining options were cancelled upon the termination of employment.

(4)	The dollar amounts under these columns are the result of calculations at assumed annual rates of appreciation of 5% and 10% for the seven year term of the stock options as prescribed by the rules of the SEC and are not intended to forecast possible future appreciation, if any, of GATX Corporation’s Common Stock price.
AGGREGATED OPTION/ SAR EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES
      The table below sets forth certain information concerning the exercise of stock options during 2004 by certain of the named executive officers, the number of unexercised options and the 2004 year-end value of such unexercised options computed on the basis of the difference between the exercise price of the option and the closing price of GATX Corporation’s Common Stock at year-end ($29.56).

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options/SARs		Options/SARs
	Shares		at Fiscal Year-End (#)		at Fiscal Year-End ($)
	Acquired on	Value
Name	Exercise	Realized ($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Ronald H. Zech	0	0	743,177	73,900	1,269,998	383,911
David M. Edwards	20,000	90,485	204,185	14,300	338,603	74,289
Brian A. Kenney	0	0	123,868	16,400	188,252	85,198
Alan C. Coe	0	0	98,993	28,000	271,613	164,398
James F. Earl	2,000	8,662	48,924	22,176	126,773	129,396

(1)	Amount represents the aggregate pre-tax dollar value realized upon the exercise of stock options as measured by the difference between the market value of GATX Corporation’s Common Stock and the exercise price of the option on the date of exercise.
EMPLOYEE RETIREMENT PLANS
      GATX Corporation’s Non-Contributory Pension Plan for Salaried Employees (the “Pension Plan”) covers salaried employees of GATX Corporation and its domestic subsidiaries. Subject to certain limitations imposed by law, pensions are based on years of service and average monthly compensation during: (i) the five consecutive calendar years of highest compensation during the last 15 calendar years preceding retirement or the date on which the employee terminates employment or (ii) the 60 consecutive calendar months preceding retirement or the date on which the employee terminates employment, whichever is greater. Illustrated below are estimated annual benefits payable upon retirement to salaried employees, including executive officers, assuming normal retirement at age 65. Benefits shown below are calculated on a straight life annuity basis, but the normal form of payment is a qualified joint and survivor pension. Benefits under the Pension Plan are not subject to any deduction for Social Security or other offset amounts.

	Estimated Annual Pension Benefits

Average Annual Compensation for	5 Years	10 Years	15 Years	20 Years	25 Years	30 Years
Applicable Period ($)	Service ($)	Service ($)	Service ($)	Service ($)	Service ($)	Service ($)

$200,000	14,916	29,832	44,748	59,664	74,580	89,508
400,000	31,416	62,832	94,248	125,664	157,080	188,508
600,000	47,916	95,832	143,748	191,664	239,580	287,508
800,000	64,416	128,832	193,248	257,664	322,080	386,508
1,000,000	80,916	161,832	242,748	323,664	404,580	485,508
1,200,000	97,416	194,832	292,248	389,664	487,080	584,508
1,400,000	113,916	227,832	341,748	455,664	569,580	683,508
1,600,000	130,416	260,832	391,248	521,664	652,080	782,508
1,800,000	146,916	293,832	440,748	587,664	734,580	881,508
2,000,000	163,416	326,832	490,248	653,664	817,080	980,508
2,200,000	179,916	359,832	539,748	719,664	899,580	1,079,508
Compensation covered by the Pension Plan is salary and bonus paid under the CICP as shown in the Summary Compensation Table. Annual benefits in excess of certain limits imposed by the Employee Retirement Income Security Act of 1974 or the Internal Revenue Code on payments from the Pension Plan will be paid by GATX Corporation under its Excess Benefit Plan and Supplemental Retirement Plan and are included in the above table.
      The executive officers named in the Summary Compensation Table have the following number of years of credited service: Mr. Zech, 27 years; Mr. Kenney, 9 years; Mr. Coe, 25 years; Mr. Earl, 17 years.
EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS
      GATX Corporation has entered into agreements with Messrs. Zech, Kenney, Coe and Earl which provide for certain benefits upon termination of employment following a “change of control” of GATX Corporation. Each agreement provides that GATX Corporation shall continue to employ the executive for three years (two years for Mr. Coe) following a change of control (the “Employment Period”), and that during such period the executive’s employment may be terminated only for “cause.” On October 19, 2004, Mr. Zech’s agreement was amended to reflect the change in Mr. Zech’s employment responsibilities as part of the implementation of the succession plan which will result in his retirement in October 2005 as described below.

      If, during the Employment Period, the executive’s employment is terminated by GATX Corporation other than for “cause,” death or disability or by the executive for “good reason,” the executive will be entitled to receive in a lump sum the aggregate of: (i) the sum of (a) unpaid salary through the date of termination, (b) the highest bonus earned by the executive for the last two years prior to the date on which a change of control occurs, prorated from the beginning of the fiscal year through the date of termination, and (c) previously deferred compensation and vacation pay not previously paid (“Accrued Obligations”); (ii) three times (two times for Mr. Coe) the executive’s annual base salary and target bonus that would have been payable under the MIP or any comparable plan which has a similar target bonus for the year in which termination occurs, in lieu of any payments under GATX Corporation’s severance pay policies; (iii) the excess of (a) the actuarial equivalent of the benefit under GATX Corporation’s qualified defined benefit retirement plan and any excess or supplemental plan in which the executive participates (together the “SERP”) which the executive would have received if his or her employment had continued for three years (two years for Coe) after the date of termination assuming continuation of the same annual base salary plus a target bonus for the most recent fiscal year, over (b) the actuarial equivalent of the executive’s actual benefit under the qualified retirement plan and SERP as of the date of termination; and (iv) should the executive so elect, an amount equal to the present value of his or her benefits under the SERP as of the termination date. In addition, for three years (two years for Mr. Coe) following the date of termination, the executive will be entitled to: (i) continued participation in and receipt of all benefits under welfare plans, practices, policies and programs provided by GATX Corporation (including medical, prescription, dental, vision, disability and basic, optional and dependent life); (ii) outplacement services at a maximum cost of 10% of annual base salary; and (iii) any other amounts or benefits for or to which the executive is eligible or entitled under any other plan, program, policy or practice of GATX Corporation (“Other Benefits”). If the executive’s employment is terminated by reason of death or disability during the Employment Period, the agreement shall terminate without further obligation to the executive other than the payment of Accrued Obligations and Other Benefits. If any payment made under the agreements creates an obligation to pay excise tax in accordance with Internal Revenue Code Section 4999, an additional amount (the “Gross-Up Amount”) equal to the excise tax and any related income taxes and other costs shall be paid to the executive.
      “Change of control” means: (i) the acquisition by any individual, entity or group (“Person”) of 20% or more of either (a) the then outstanding shares of Common Stock of GATX Corporation or (b) the combined voting power of the then outstanding voting securities of GATX Corporation, with certain exceptions; (ii) a change in the majority of the Board of Directors of GATX Corporation not recommended for election by a majority of the incumbent directors; (iii) consummation of a reorganization, merger, consolidation or sale of substantially all of the assets of GATX Corporation (“Business Combination”), unless following such Business Combination (a) shareholders holding more than 65% of the outstanding Common Stock and combined voting power of the voting securities prior to such Business Combination also own more than 65% of the outstanding Common Stock and combined voting power of the voting securities issued as a result thereof, (b) no Person owns 20% or more of the then outstanding shares of Common Stock or combined voting power of the then outstanding voting securities except to the extent such ownership existed prior thereto, and (c) at least a majority of the members of the Board of Directors of the entity resulting from the Business Combination were members of the Board of Directors at the time the transaction was approved; (iv) approval by the shareholders of a complete liquidation or dissolution of GATX Corporation; or (v) consummation of a reorganization, merger or consolidation or sale or other disposition of a subsidiary or all or substantially all of the assets of a subsidiary or an operating segment that is the primary employer of the participant or to which the participant’s responsibilities primarily relate and which does not constitute a Business Combination unless immediately thereafter GATX Corporation, directly or indirectly, owns at least 50% of the voting stock of such subsidiary or, in the case of the disposition of all or substantially all of the assets of the subsidiary or the operating segment, at least 50% of the voting power and the equity in the entity holding title to the assets. “Good Reason” means: (i) the assignment of duties inconsistent with, or any action which diminishes, the executive’s position, authority, duties or responsibilities; (ii) failure to compensate or requiring the executive to relocate, in either case, as provided in the agreement; (iii) any unauthorized termination of the agreement; or (iv) any failure to require a successor to GATX Corporation to assume and perform the agreement. The amount that would be payable under each of the foregoing agreements in the event of termination of employment following a change of control (excluding the Gross-Up Amount, if any, payable thereunder, which is not determinable at this time, and the present value of benefits under the SERP as of the date of termination) as of January 1, 2005, is as follows: Mr. Zech ($6,305,452); Mr. Kenney ($3,329,545); Mr. Coe ($2,187,909); Mr. Earl ($2,329,814).
      Messrs. Zech, Kenney, Coe and Earl also participate in the EICP under which GATX Corporation’s executive officers and certain key employees may receive awards of stock options, stock appreciation rights (“SARs”) and full value awards, such as restricted Common Stock. The EICP provides that the effect of a “change of control” on any award shall be determined by the Compensation Committee, in its discretion, except as otherwise provided in the EICP or the award agreement reflecting the applicable award.
      As of October 11, 2002, GATX Corporation entered into a three year employment agreement with Mr. Zech. Under the terms of the agreement, he receives an annual base salary of $775,000 (subject to review in accordance with GATX Corporation’s normal practices) and is eligible to participate in bonus programs and benefit plans generally available to the senior management of GATX Corporation, and he received a contract bonus of $750,000 at that time. If Mr. Zech’s employment with GATX Corporation is terminated during the three year term, either by GATX Corporation for Cause or by Mr. Zech without Good Reason (as those terms are defined in the change of control agreement between GATX Corporation and Mr. Zech described above) or without the approval of the Board, then he will forfeit payment of his non-qualified pension benefits until the forfeited amount equals a prorated portion of $500,000 based on the proportion of the three year term during which he remained employed by GATX Corporation. If Mr. Zech’s employment is terminated by GATX Corporation other than for Cause or if he resigns for Good Reason, then, in addition to any amount which he is entitled to receive pursuant to any plan, policy, practice, contract or agreement of GATX Corporation, Mr. Zech shall be entitled to an amount equal to twice his annual base salary and target bonus under the bonus program in which he then participates plus a prorated bonus for the year in which the termination occurs, less any amounts received as severance. Upon the occurrence of a “change of control” (as defined in the change of control agreement), Mr. Zech’s employment agreement shall terminate and his benefits shall be determined under the change of control agreement. Following the termination of his employment, Mr. Zech may not compete in a business in which GATX Corporation is engaged until the earlier of two years following the date of termination, or April 11, 2006. In connection with the election on October 19, 2004 of Mr. Kenney as President of the Company, with the expectation that he would at the time of the annual meeting of shareholders in April 2005 succeed Mr. Zech as Chief Executive Officer, and that Mr. Zech would continue until October 11, 2005 as Chairman of the Board of Directors, the Compensation Committee of the Board of Directors, with the assistance of its independent consultant, reviewed and agreed with Mr. Zech on an amendment to his employment agreement. The amendment provides that he would serve as Chief Executive Officer (but no longer as President) until his successor as Chief Executive Officer is elected and takes office, and from that time to the end of the period of employment on October 11, 2005, he would continue to serve as Chairman of the Board of Directors, devoting such of his business time and attention to the business and affairs of the Company as the Board of Directors shall reasonably require, consistent with that position, in particular assisting Mr. Kenney with the leadership transition. Mr. Zech’s Change of Control Agreement was also amended to provide that he shall be eligible for benefits under that Agreement only if the “change of control” of the Company occurs on or prior to the end of the period of employment under his amended employment agreement.
      GATX Corporation maintains a Severance Benefit Plan that compensates employees whose employment with GATX Corporation or one of its subsidiary companies is involuntarily terminated as a result of the elimination of the employee’s job position and who meet certain other eligibility requirements. Benefits are calculated based upon years of service, salary, age and execution of a release and waiver. Benefits include cash, a prorated incentive payment, outplacement and the extension of medical benefits. As of December 31, 2004, the amounts payable under the Severance Benefit Plan exclusive of any incentive payment would be as follows: Mr. Zech ($775,000); Mr. Kenney ($500,000); Mr. Coe ($325,000); Mr. Earl ($350,000).
      Effective as of December 7, 2004, GATX Corporation and Mr. Edwards entered into an Employment and Cooperation Agreement regarding the termination of Mr. Edwards’ employment and certain services Mr. Edwards was to provide to GATX Corporation. GATX Corporation agreed to employ Mr. Edwards through December 31, 2004 (the “Employment Termination Date”), during which period he was to devote full time to serving GATX Corporation and perform such services for GATX Corporation and its affiliates as were necessary and appropriate for a smooth transition of his responsibilities. He continued to receive his salary through the Employment Termination Date and to earn a bonus for 2004 performance based on the same assessment of achievement of GATX Corporation’s performance against pre-established goals as other participating executives managing GATX Corporation’s rail operations, and was eligible for the benefits consistent with his position in GATX Corporation. Following December 31, 2004, and until December 31, 2005, GATX Corporation may consult with Mr. Edwards with respect to matters relating to GATX Corporation’s rail business and operations. Until he procures full time employment, such advice and consultation is to be rendered on an as required basis; thereafter such advice and consultation is to be rendered so as to not interfere with his new employment responsibilities. The agreement provides the following compensation to Mr. Edwards in lieu of all other benefits: (i) a lump sum cash payment of $820,000 on the Employment Termination Date (included in All Other Compensation in the Summary Compensation Table); (ii) outstanding option grants (161,000 shares with an average exercise price of $33.33) which would otherwise have terminated on March 31, 2005 shall terminate on the earlier of the tenth anniversary of the grant date and December 31, 2009 (iii) 7,150 options granted on August 6, 2004, with an exercise price of $24.37, which would otherwise have been cancelled, shall vest and become exercisable on August 6, 2005 and remain exercisable until December 31, 2009, (iv) immediate vesting in February 2005 of 6,577 performance based restricted stock units valued at $193,989 that otherwise would have lapsed (included in Bonus in the Summary Compensation Table); (v) additional benefits with a present value of $62,357 under the Excess Benefit Plan and Supplemental Retirement Plan equal to the aggregate additional benefits that he would have received under those plans and the Pension Plan if he had remained employed by GATX until April 14, 2006; (vi) eligibility at a cost to GATX Corporation of $24,714 (but subject to his payment of applicable premiums until April 14, 2006), for Mr. Edwards and his eligible dependents to participate in GATX Corporation’s healthcare plan; (vii) eligibility commencing at age 55, with a present value of $29,190, for coverage under GATX Corporation’s retiree healthcare benefit program; and (viii) reimbursement for expenses incurred for office space, secretarial assistance and other costs in the transition to new employment, provided that the amount of such reimbursement shall not exceed $40,000. The agreement restricts the use of confidential information, employment with a competitor of GATX Corporation and recruiting employees of GATX Corporation. Mr. Edwards also provided GATX Corporation with a general waiver and release.
      GATX Corporation adopted Executive Deferred Income Plans effective September 1, 1984 (the “1984 EDIP”), July 1, 1985 (the “1985 EDIP”) and December 1, 1987 (the “1987 EDIP”) (collectively the “EDIPs”) which permitted Mr. Zech and Mr. Coe to defer receipt of up to 20% of their annual base salaries from compensation earned during the year following the effective date of the EDIP pursuant to participation agreements entered into between GATX Corporation and each participant. The participation agreements were amended to provide for a determination by the Compensation Committee, within ten days following a “change of control” as described above, as to whether agreements will (a) continue to provide for the payment of benefits thereunder in installments as described in the agreement or (b) terminate and provide a single lump sum payment to participants. Participants have not been eligible to make EDIP deferrals since 1987.

SECURITY OWNERSHIP
      GATX Corporation owns all of the outstanding common stock of GFC.
      The following table sets forth certain information regarding the security ownership of each class of equity securities of GATX Corporation owned by each of our directors and named executive officers (other than Mr. Edwards) and by our directors and executive officers as a group as of February 25, 2005.

Shares of Common Stock
Beneficially Owned of
Name of Beneficial Owner	February 25, 2005 (1)(2)

Alan C. Coe	110,250
James F. Earl	72,891
Brian A. Kenney	169,083
Ronald H. Zech	853,089
Directors and Executive Officers as a group	1,513,191

(1)	Includes shares that may be obtained by exercise of previously granted options within 60 days of February 25, 2005 by Mr. Coe (98,993); Mr. Earl (48,924); Mr. Kenney (123,868); Mr. Zech (703,177) and directors and executive officers as a group (1,256,838).

(2)	Each person has sole investment and voting power (or shares such powers with his or her spouse), except with respect to units of phantom Common Stock, phantom restricted Common Stock and option grants. With the exception of Mr. Zech, who beneficially owned approximately 1.64% of GATX Corporation’s outstanding shares of Common Stock, none of the directors and executive officers owned 1% of GATX Corporation’s outstanding shares of Common Stock. Directors and executive officers as a group beneficially owned approximately 3% of GATX Corporation’s outstanding shares of Common Stock. No director or executive officer owns any Preferred Stock.
DESCRIPTION OF DEBT SECURITIES
      This section describes the general terms that will apply to any debt securities that we may offer in the future, to which a future prospectus supplement and pricing supplement, if any, may relate. At the time that we offer debt securities, we will describe in the prospectus supplement and pricing supplement, if any, that relates to that offering (1) the specific terms of the debt securities and (2) the extent to which the general terms described in this section apply to those debt securities.
      We expect to issue debt securities consisting of senior securities and subordinated securities. The senior securities are to be issued under an indenture, dated as of November 1, 2003, between GATX Financial and JPMorgan Chase Bank, N.A., as trustee. The indenture for the senior securities is included as an exhibit to the registration statement of which this prospectus forms a part. The subordinated securities are to be issued under a separate indenture between GATX Financial and JPMorgan Chase Bank, N.A. A form of the indenture for the subordinated securities is included as an exhibit to the registration statement to which this prospectus forms a part. In the discussion that follows, we summarize particular provisions of the indentures. Our discussion of indenture provisions is not complete. You should read the indentures for a more complete understanding of the provisions we describe.
      The aggregate principal amount of debt securities that we may issue under each of the indentures is unlimited.
General
      Debt securities offered by this prospectus will be limited to an aggregate initial public offering price of $1,000,000,000 or the equivalent amount in one or more foreign currencies or composite currencies. The indentures provide that debt securities in an unlimited amount may be issued thereunder from time to time in one or more series. The senior securities will rank equally and ratably with the other senior indebtedness of GATX Financial. The subordinated securities will be subordinated and junior in right of payment to certain indebtedness of GATX Financial as and to the extent set forth in the applicable prospectus supplement.
      Each prospectus supplement and pricing supplement, if any, relating to a particular offering of debt securities will describe the specific terms of debt securities. Those specific terms will include the following:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	whether any of the debt securities are to be issuable initially in temporary global form and whether any of the debt securities are to be issuable in permanent global form;

•	the date or dates on which the debt securities will mature;

•	the rate or rates at which the debt securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, and the date or dates from which any such interest will accrue;

•	the payment dates on which interest, if any, on the debt securities will be payable, and the extent to which, or the manner in which, any interest payable on a temporary global debt security on an interest payment date will be paid;

•	any mandatory or optional sinking fund or analogous provisions;

•	each office or agency where, subject to the terms of the indenture, the principal of and any premium and interest on the debt securities will be payable and each office or agency where, subject to the terms of the indenture, the debt securities may be presented for registration of transfer or exchange;

•	the date, if any, after which and the price or prices at which the debt securities may be redeemed, in whole or in part at the option of GATX Financial or the holder of debt securities, or according to mandatory redemption provisions, and the other detailed terms and provisions of any such optional or mandatory redemption provisions;

•	the denominations in which any debt securities will be issuable, if other than denominations of $1,000;

•	any index used to determine the amount of payments of principal of and any premium and interest on the debt securities;

•	the portion of the principal amount of the debt securities, if other than the principal amount, payable upon acceleration of maturity;

•	the person who shall be the security registrar for the debt securities, if other than the trustee, the person who shall be the initial paying agent and the person who shall be the depositary;

•	the terms of subordination applicable to any series of subordinated securities; and

•	any other terms of the debt securities not inconsistent with the provisions of the indentures.
Any such prospectus supplement and pricing supplement, if any, will also describe any special provisions for the payment of additional amounts with respect to the debt securities of such series.
      Except where specifically described in the applicable prospectus supplement and pricing supplement, if any, the indentures do not contain any covenants designed to protect holders of the debt securities against a reduction in the creditworthiness of GATX Financial in the event of a highly leveraged transaction or to prohibit other transactions which may adversely affect holders of the debt securities.
      We may issue debt securities as original issue discount securities to be sold at a substantial discount below their stated principal amounts. We will describe in the relevant prospectus supplement and pricing supplement, if any, any special United States federal income tax considerations that may apply to debt securities issued at such an original issue discount. Special United States tax considerations applicable to any debt securities that are denominated in a currency other than United States dollars or that use an index to determine the amount of payments of principal of and any premium and interest on the debt securities will also be set forth in a prospectus supplement and pricing supplement, if any.
Global Securities
      According to the indentures, so long as the depositary’s nominee is the registered owner of a global security, that nominee will be considered the sole owner of the debt securities represented by the global security for all purposes. Except as provided in the relevant prospectus supplement and pricing supplement, if any, owners of beneficial interests in a global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders of the debt securities under the indentures. Principal of, premium, if any, and interest on a global security will be payable in the manner described in the relevant prospectus supplement and pricing supplement, if any.
Subordination
      We may issue subordinated securities from time to time in one or more series under the subordinated indenture. Our subordinated securities will be subordinated and junior in right of payment to certain other indebtedness of GATX Financial to the extent set forth in the applicable prospectus supplement and pricing supplement, if any.
Certain Covenants of GATX Financial with Respect to Senior Securities
      In this section we describe the principal covenants that will apply to the senior securities unless otherwise indicated in the applicable prospectus supplement and pricing supplement, if any.
      Limitation on Liens. The senior securities offered hereby are not secured by mortgage, pledge or other lien. We have covenanted that neither we nor any Restricted Subsidiary (which the indenture relating to the senior securities defines as any subsidiary which is a consolidated subsidiary, in accordance with generally accepted accounting principles) will subject any of our property, tangible or intangible, real or personal, to any lien unless the senior securities are secured equally and ratably with other indebtedness thereby secured. Specifically excluded from this covenant are liens existing on the date of the indenture, as well as certain other liens, and the extension, renewal or replacement of those liens including without limitation:

(a) Liens on any property provided that the creditor has no recourse against GATX Financial or any Restricted Subsidiary except recourse to such property or proceeds of any sale or lease of such property;

(b) Liens on property existing at the time of acquisition (including acquisition through merger or consolidation) or given in connection with financing the purchase price or cost of construction or improvement of property so long as the financing is completed within 180 days of the acquisition (or 18 months in the case of rail equipment, aircraft, aircraft engines, marine equipment, transportation-related containers and certain information technology assets);

(c) Liens securing certain intercompany indebtedness;

(d) A banker’s lien or right of offset;

(e) Liens arising under the Employee Retirement Income Security Act of 1974, as amended, to secure any contingent liability of GATX Financial;

(f) Liens on sublease interests held by GATX Financial if those liens are in favor of the person leasing the property subject to the sublease to GATX Financial;

(g) Various specified governmental liens and deposits;

(h) Various other liens not incurred in connection with the borrowing of money (including purchase money indebtedness) or the obtaining of advances or credit;

(i) Liens incurred in connection with securing performance of letters of credit, bids, tenders, appeal and performance bonds not incurred in connection with the borrowing of money or obtaining of advances or payment of the deferred purchase price of property; and

(j) Other liens not permitted by any of the preceding clauses on property, provided no such lien shall be incurred pursuant to clause (j) if the aggregate amount of indebtedness secured by liens incurred pursuant to clause (j) subsequent to the date of the indenture, including the lien proposed to be incurred, would exceed 20% of Net Tangible Assets (which the indenture relating to the senior securities defines as the total assets of GATX Financial less (x) current liabilities and (y) intangible assets).
Merger and Consolidation
      Each indenture provides that we may consolidate or merge with or into any other corporation and we may sell, lease or convey all or substantially all of our assets to any corporation, organized and existing under the laws of the United States of America or any U.S. state, provided that the corporation (if other than us) formed by or resulting from any such consolidation or merger or which shall have received such assets shall assume payment of the principal of (and premium, if any), any interest on and any additional amounts payable with respect to the debt securities and the performance and observance of all of the covenants and conditions of such indenture to be performed or observed by us.
Modification and Waiver
      The indentures provide that we and the trustee may modify and amend the indentures with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected by the modification or amendment:

•	Change the stated maturity of the principal of, or any installment of interest on or any additional amounts payable with respect to, any debt security or change the redemption price;

•	Reduce the principal amount of, or interest on, any debt security or reduce the amount of principal which could be declared due and payable prior to the stated maturity;

•	Change the place or currency of any payment of principal or interest on any debt security;

•	Impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	Reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required to modify or amend each indenture; or

•	Modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive any past default to less than a majority.
Except with respect to certain fundamental provisions, the holders of at least a majority in principal amount of outstanding debt securities of any series may, with respect to such series, waive past defaults under each indenture.

Events of Default, Waiver and Notice
      An event of default with respect to any debt security of any series is defined in each indenture as being:

•	Default in payment of any interest on or any additional amounts payable in respect of any debt security of that series which remains uncured for a period of 30 days;

•	Default in payment of principal (and premium, if any) on the debt securities of that series when due either at maturity, upon optional or mandatory redemption, as a sinking fund installment, by declaration or otherwise;

•	Our default in the performance or breach of any other covenant or warranty in respect of the debt securities of such series in each indenture which shall not have been remedied for a period of 90 days after notice;

•	Our bankruptcy, insolvency and reorganization; and

•	Any other event of default established for the debt securities of such series set forth in the applicable prospectus supplement and pricing supplement, if any.
Each indenture provides that the trustee may withhold notice to the holders of the debt securities of any default with respect to any series of debt securities (except in payment of principal of, or interest on, the debt securities) if the trustee considers it in the interest of the holders of the debt securities of such series to do so.
      Each indenture provides also that:

•	If an event of default due to the default in payment of principal of, or interest on, any series of debt securities, or because of our default in the performance or breach of any other covenant or agreement applicable to the debt securities of such series but not applicable to all outstanding debt securities, shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series then may declare the principal of all debt securities of that series, or such lesser amount as may be provided for in the debt securities of that series, and interest accrued thereon, to be due and payable immediately; and

•	If the event of default resulting from our default in the performance of any other of the covenants or agreements in each indenture applicable to all outstanding debt securities under such indenture or certain events of bankruptcy, insolvency and reorganization shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of all outstanding debt securities (treated as one class) may declare the principal of all debt securities, or such lesser amount as may be provided for in such securities, and interest accrued thereon, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, or premium or interest on, the debt securities) by the holders of a majority in principal amount of the outstanding debt securities of such series (or of all series, as the case may be).
      The holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to debt securities of such series provided that such direction shall not be in conflict with any rule of law or the applicable indenture and shall not be unduly prejudicial to the holders not taking part in such direction. We are required to furnish to the trustee under each indenture annually a statement as to performance or fulfillment of our obligations under the applicable indenture and as to any default in such performance of fulfillment.

Concerning the Trustee
      JPMorgan Chase Bank, N.A. is the trustee under the indenture for certain of our outstanding senior debt securities, as well as certain equipment trust agreements with one of our affiliates. JPMorgan Chase Bank, N.A. has, and certain of our affiliates may from time to time have, substantial banking relationships with us and certain of our affiliates, including GATX.
      The trustee under the indenture relating to the senior securities and the trustee under the indenture relating to the subordinated securities may from time to time make loans to us and perform other services for us in the normal course of business. Under the provisions of the Trust Indenture Act of 1939, as amended, upon the occurrence of a default under an indenture, if a trustee has a conflicting interest (as defined in the Trust Indenture Act), the trustee must, within 90 days, either eliminate such conflicting interest or resign. Under the provisions of the Trust Indenture Act, an indenture trustee shall be deemed to have a conflicting interest, among other things, if the trustee is a creditor of the obligor. If the trustee fails either to eliminate the conflicting interest or to resign within 10 days after the expiration of such 90-day period, the trustee is required to notify security holders to this effect and any security holder who has been a bona fide holder for at least six months may petition a court to remove the trustee and to appoint a successor trustee.
DESCRIPTION OF THE PASS THROUGH CERTIFICATES
      The following description is a summary of the terms of the pass through certificates that we expect will be common to all series and is not complete. The applicable prospectus supplement will describe most of the financial terms and other specific terms of a particular series of pass through certificates. Because the terms of a specific series of certificates may differ from the general information provided below, you should rely on the information in the prospectus supplement instead of the information in this prospectus if the information in the prospectus supplement is different from the information below.
      We have incorporated by reference the form of Basic Agreement into the registration statement of which this prospectus is a part. In addition, we will file with the SEC the trust supplement relating to each series of certificates and the forms of other agreements described in this prospectus and the applicable prospectus supplement. You should refer to those agreements for more information regarding the terms discussed in this prospectus and the applicable prospectus supplement. The summaries contained in this prospectus and the applicable prospectus supplement are qualified in their entirety by reference to those filed agreements.
      The certificates offered pursuant to this prospectus will be limited to $1,000,000,000 aggregate public offering price.
General
      Except as amended by a supplement to the Basic Agreement, the terms of the Basic Agreement generally will apply to all of the pass through trusts that we form to issue certificates. We will create a separate pass through trust for each series of certificates by entering into a separate trust supplement to the Basic Agreement. Each trust supplement will contain the additional terms governing the specific trust to which it relates and, to the extent inconsistent with the Basic Agreement, will supersede the Basic Agreement.
      The pass through certificates of each trust will be issued in fully registered form only. Each certificate will represent a fractional undivided interest in the property of the related pass through trust. All payments and distributions made with respect to a certificate will be made only from the property of the related trust. The certificates will not represent an interest in or obligation of us, the pass through trustee, the owner trustee, if any, in its individual capacity, any owner participant or any of their affiliates. By accepting a certificate, you agree to look solely to the income and proceeds of the property of the related pass through trust as provided in the pass through trust agreement.

      The property of each trust will include:

•	the equipment notes held in that trust;

•	all monies at any time paid, due and to become due on those equipment notes; and

•	funds from time to time deposited with the pass through trustee for the account of the trust.
      Each pass through certificate will correspond to a pro rata share of the outstanding principal amount of the equipment notes and other property held in the related trust and will be issued in denominations of $1,000 or any integral multiple of $1,000.
      You should consult the prospectus supplement that accompanies this prospectus for a description of the specific series of certificates being offered by this prospectus and the applicable prospectus supplement, including;

•	the specific designation, title and aggregate principal amount of the certificates;

•	the regular distribution dates and special distribution dates applicable to the certificates;

•	the specific form of the certificates and whether or not the certificates are to be issued in book-entry form;

•	a description of the equipment notes to be purchased by the pass through trust;

•	a description of the railcars or aircraft to be financed with the proceeds of the issuance of the equipment notes;

•	a description of the indentures under which the equipment notes to be purchased for that pass through trust will be issued;

•	a description of the participation agreement setting forth the terms and conditions upon which that pass through trust will purchase equipment notes;

•	if the certificates relate to leased equipment, a description of the leases to be entered into by the owner trustees and us; and

•	any other special terms of the certificates.
      Interest paid on the equipment notes will be passed through to certificateholders of each trust at the annual rate payable on the equipment notes held by that trust and will be calculated on the basis of a 360-day year of twelve 30-day months. This rate will be set forth on the cover page of the applicable prospectus supplement.
      The Basic Agreement does not and, except as otherwise described in the applicable prospectus supplement, the indentures will not, include financial covenants or “event risk” provisions specifically designed to afford holders of certificates protection in the event of a highly leveraged transaction affecting us. However, the holders of certificates of each series will have the benefit of a lien on the specific railcars or aircraft securing the related equipment notes held in the related trust, as discussed under the caption “Description of the Equipment Notes — Security.”
Book-Entry Registration
      Except as otherwise described in the applicable prospectus supplement, pass through certificates will be subject to the provisions described under this caption for book-entry registration with DTC.

Global Notes
      Upon issuance, each series of certificates will be represented by one or more fully registered global certificates. Unless otherwise provided in a prospectus supplement, each global certificate will be deposited with, or on behalf of, The Depository Trust Company, referred to as “DTC,” and registered in the name of DTC’s nominee, Cede & Co. No person acquiring an interest in certificates will be entitled to receive a certificate representing that person’s interest in those certificates unless and until a definitive certificate is issued, as described under “— Definitive Certificates” below.
      Unless and until definitive certificates are issued, all references to actions by certificateholders will refer to actions taken by DTC upon instructions from DTC participants. All references to distributions, notices, reports and statements to certificateholders will refer, as the case may be, to distributions, notices, reports and statements to DTC or Cede, as the registered holder of those certificates, or to DTC participants for distribution to certificateholders in accordance with DTC procedures.

DTC
      DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in the participants’ accounts, thereby eliminating the need for physical movement of securities certificates.
      DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom, and/or their representatives, own DTC. Access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant either directly or indirectly.

Procedures for Transfers and Payments
      Certificate owners that are not DTC participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the certificates may do so only through DTC participants and indirect participants. In addition, certificate owners will receive all distributions of principal, premium, if any, and interest from the pass through trustee through DTC participants or indirect participants, as the case may be.
      Under a book-entry format, certificate owners may experience some delay in their receipt of payments, because the payments will be forwarded by the pass through trustee to Cede, as nominee for DTC. DTC will forward those payments to DTC participants. DTC participants will then forward payments to indirect participants or certificate owners, as the case may be, in accordance with customary industry practices. The forwarding of these distributions to the certificate owners will be the responsibility of the appropriate DTC participants.
      Unless and until definitive certificates are issued, the only “certificateholder” will be Cede. Certificate owners will not be recognized by the pass through trustee as certificateholders, as that term is used in the Basic Agreement, and certificate owners will be permitted to exercise the rights of certificateholders only indirectly through DTC and DTC participants.
      Under the rules, regulations and procedures creating and affecting DTC and its operations (the “Rules”), DTC is required to make book-entry transfers of the certificates among DTC participants on whose behalf it acts with respect to the certificates. DTC is also required to receive and transmit distributions of principal of, premium, if any, and interest on the certificates. Similarly, DTC participants and indirect participants with which certificate owners have accounts for their certificates are required to make book-entry transfers and receive and transmit applicable payments on behalf of their respective certificate owners. Accordingly, although certificate owners will not possess the certificates, DTC’s rules provide a mechanism by which certificate owners will receive payments and will be able to transfer their interests.
      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect participants, the ability of a certificate owner to pledge its certificates to persons or entities that do not participate in the DTC system, or to otherwise act with respect to its certificates, may be limited due to the lack of a physical certificate for those certificates.

      We understand that DTC will take any action permitted to be taken by certificateholders only at the direction of one or more DTC participants to whose accounts with DTC the certificates are credited. In addition, we understand that if any action requires approval by certificateholders of a particular percentage of beneficial interest in each trust, DTC will take such action only at the direction of and on behalf of DTC participants whose holdings include undivided interests that satisfy that percentage. DTC may take conflicting actions with respect to other undivided interests to the extent that these actions are taken on behalf of DTC participants whose holdings include those undivided interests.
      Neither we nor the pass through trustee will have any liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the certificates held by Cede, as nominee for DTC, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.
      The information contained in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable. However, we take no responsibility for the accuracy of this information.

Definitive Certificates
      Certificates will be issued in fully registered, certificated form, called “definitive certificates,” to certificate owners or their nominees, rather than to DTC or its nominee, only if:

•	we advise the pass through trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the certificates, and the pass through trustee or we are unable to locate a qualified successor;

•	we, at our option, elect to terminate the book-entry system through DTC; or

•	after the occurrence of an default with respect to a trust, certificate owners aggregating at least a majority in interest in the applicable trust advise the pass through trustee through DTC in writing that the continuation of a book-entry system through DTC, or its successor, is no longer in the certificate owners’ best interest.
      Upon the occurrence of any of these events, the pass through trustee will be required to notify all affected certificate owners through DTC participants of the availability of definitive certificates. Upon surrender by DTC of the global certificates representing the certificates and receipt of instructions for re-registration, the pass through trustee will reissue the certificates as definitive certificates to certificate owners.
      If and when definitive certificates are issued to owners, distributions of principal of, premium, if any, and interest on the certificates will be made by the pass through trustee in accordance with the procedures set forth in the pass through trust agreement. The pass through trustee will make these distributions directly to holders of definitive certificates in whose names the definitive certificates were registered at the close of business on the applicable record date. The distributions will be made by check mailed to the address of each applicable holder as it appears on the register maintained by the pass through trustee. The final payment on any certificate, however, will be made only upon presentation and surrender of the certificate at the office or agency specified in the notice of final distribution to certificateholders.
      Definitive certificates will be freely transferable and exchangeable at the office of the pass through trustee upon compliance with the requirements set forth in the pass through trust agreement. No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge will be required.
Payments and Distributions
      We will make scheduled payments of principal and interest on the owned equipment notes to the indenture trustee under the related indenture. The indenture trustee will distribute these payments to the pass through trustee for each trust that is the owner of these equipment notes.

      Upon the commencement of any lease for any leased equipment, we will make scheduled rental payments for each leased equipment group or leased aircraft under the related lease to the owner trustee. These scheduled rental payments will be assigned under the applicable indenture by the owner trustee to the indenture trustee to provide the funds necessary to make the corresponding scheduled payments of principal and interest due on the leased equipment notes issued by the owner trustee. The indenture trustee will distribute these payments to the pass through trustee for each trust that holds the leased equipment notes.
      Payments received by the pass through trustee of principal of, premium, if any, and interest on the equipment notes held in each trust will be distributed by the pass through trustee to the certificateholders of that trust on the date receipt is confirmed, except in certain cases when some or all of those equipment notes are in default. See “Description of the Pass Through Certificates — Events of Default and Certain Rights Upon an Event of Default.”
      Payments of principal of, and interest on the unpaid principal amount of, the equipment notes held in each trust will be scheduled to be received by the pass through trustee on the regular distribution dates specified in the applicable prospectus supplement. We refer to these payments as “scheduled payments.” The pass through trustee of each trust will distribute to the related certificateholders on each regular distribution date all scheduled payments received by the pass through trustee on the regular distribution date. The pass through trustee will make each distribution of scheduled payments to the holders of record of the certificates of the related trust on the fifteenth day immediately preceding the related regular distribution date, subject to certain exceptions. If a scheduled payment is not received by the pass through trustee on a regular distribution date but is received within five days thereafter, the trustee will distribute it on the date received to the holders of record. If it is received after this five-day period, it will be treated as a special payment and distributed as described below.
      Each certificateholder of each trust will be entitled to receive a pro rata share of any distribution of scheduled payments of principal and interest made on the equipment notes held in that trust. Scheduled payments of principal on the equipment notes held in each trust will be set forth in the applicable prospectus supplement.
      For any pass through trust, any payments of principal, premium, if any, and interest, other than scheduled payments, received by the pass through trustee on any of the equipment notes held in the pass through trust will be distributed on the special distribution dates specified in the applicable prospectus supplement. These payments received:

•	for the full or partial prepayment of the equipment notes; or

•	following a default in respect of any equipment notes held in the pass through trust (including payments received by the pass through trustee with respect to the leased equipment notes on account of their purchase by the related owner trustee or payments received on account of the sale of the equipment notes by the pass through trustee) are referred to as “special payments.” If the pass through trustee receives a special payment, the pass through trustee will mail notice to the certificateholders of record of the applicable trust stating the anticipated special distribution date for the payment.
      If and when the pass through certificates of any trust are issued in the form of definitive certificates, distributions by the pass through trustee on any distribution date will be made by check mailed to each certificateholder of that trust of record on the applicable record date at its address appearing on the register maintained with respect to the trust. The final distribution for each trust, however, will be made only upon presentation and surrender of the pass through certificates for that trust at the office or agency of the pass through trustee specified in the notice given by the pass through trustee. The pass through trustee will mail notice of the final distribution to the certificateholders of the trust, specifying the date set for the final distribution and the amount of the distribution. See “Description of the Pass Through Certificates — Termination of the Trusts.”

      If any regular distribution date or special distribution date is not a business day, distributions scheduled to be made on that date may be made on the next succeeding business day without additional interest. A business day means any day other than a Saturday, a Sunday, or a day on which commercial banking institutions in New York, New York, Chicago, Illinois or a city and state in which the pass through trustee or any related indenture trustee maintains its corporate trust office are authorized or obligated by law, executive order or governmental decree to be closed.
Pool Factors
      The “pool factor” for any pass through trust will decline in proportion to the scheduled repayments of principal on the equipment notes held in a pass through trust as described in the applicable prospectus supplement, unless there is a prepayment of equipment notes or a default occurs in the repayment of equipment notes held by a trust. In the event of a partial or full prepayment or default, the pool factor and the pool balance of each trust affected by the prepayment or default will be recomputed after giving effect to that event and notice of the new computation will be mailed to certificateholders of that trust. Each trust will have a separate pool factor and pool balance.
      Unless otherwise described in the applicable prospectus supplement, the “pool balance” for each trust indicates, as of any date, the portion of the original aggregate face amount of the certificates issued by that trust that has not been distributed to certificateholders. The pool balance for each trust as of any distribution date will be computed after giving effect to the payment of principal, if any, on the equipment notes held in that trust and the distribution of principal to be made on that date.
      Unless otherwise described in the applicable prospectus supplement, the “pool factor” for each trust, as of any date, is the quotient (rounded to the seventh decimal place) computed by dividing (1) the pool balance by (2) the original aggregate face amount of the equipment notes held in that trust. The pool factor for a trust as of any distribution date will be computed after giving effect to the payment of principal, if any, on the equipment notes held in that trust and distribution to certificateholders of principal to be made on that date. The pool factor for each trust will initially be 1.0000000. The pool factor for a trust will decline as described above to reflect reductions in the pool balance of that trust. The amount of a certificateholder’s pro rata share of the pool balance of a trust can be determined by multiplying the original denomination of the certificateholder’s certificate by the pool factor for the trust as of the applicable distribution date. The pool factor and the pool balance for each trust will be mailed to certificateholders of record of that trust on each distribution date.
Statements to Certificateholders
      With each distribution of a scheduled payment or special payment, the pass through trustee will send to certificateholders a statement giving effect to that distribution and setting forth the following information:

•	the amount of the distribution allocable to principal and the amount allocable to premium, if any, per $1,000 in aggregate principal amount of certificates for that trust;

•	the amount of the distribution allocable to interest, per $1,000 in aggregate principal amount of certificates for that trust; and

•	the pool balance and the pool factor for that trust.
      So long as the certificates of any trust are registered in the name of Cede, as nominee for DTC, on the record date prior to each distribution date, the pass through trustee will request from DTC a securities position listing setting forth the names of all DTC participants reflected on DTC’s books as holding interests in the certificates of the trust on that record date. On each distribution date, the pass through trustee will mail to each of these DTC participants the statement described above and will make available additional copies as requested by them for forwarding to certificate owners.

      After the end of each calendar year, each pass through trustee will prepare a report for each person that was a holder of record of one or more of its certificates at any time during the preceding calendar year. Each report will contain the sum of the distributions allocable to principal, premium, if any, and interest with respect to the trust for that calendar year. If a person was a certificateholder of record during only a portion of that calendar year, the report will contain the sum for the applicable portion of that calendar year. In addition, each pass through trustee will prepare for each person that was a holder of one or more of its certificates at any time during the preceding calendar year any other items that are readily available to the pass through trustee and that a certificateholder reasonably requests as necessary for the purpose of that certificateholder’s preparation of its federal income tax returns. The pass through trustee will prepare these reports and the other items described in this paragraph on the basis of information supplied to it by the DTC participants, and the pass through trustee will deliver this report to the DTC participants to be available for forwarding by the DTC participants to certificate owners.
      If certificates of a trust are issued in the form of definitive certificates, the related pass through trustee will prepare and deliver the information described above to each certificateholder of record of the trust as the name and period of record ownership of that certificateholder appears on the records of the registrar of the certificates.
Voting of Equipment Notes
      The pass through trustee, as holder of the equipment notes held in each trust, has the right to vote and give consents and waivers in respect of those equipment notes under the applicable indenture. The Basic Agreement describes the circumstances under which the pass through trustee will:

•	direct any action or cast any vote as the holder of the equipment notes held in the applicable trust at its own discretion; and

•	seek instructions from the certificateholders of the trust.
      Prior to an event of default with respect to any trust, the principal amount of the equipment notes held in that trust directing any action or being voted for or against any proposal will be in proportion to the principal amount of certificates held by the certificateholders of that trust taking the corresponding position.
Events of Default and Certain Rights Upon an Event of Default
      The Basic Agreement defines an “event of default” for any trust as the occurrence and continuance of an event of default under one or more of the related indentures. The applicable prospectus supplement will describe the events of default that can occur under the indentures and, in the case of leased equipment notes, will include events of default under the related leases.
      Because the equipment notes issued under an indenture may be held in more than one trust, a continuing default under the indenture would result in an event of default with respect to each of these trusts. There will be, however, no cross-default provisions in the indentures and events resulting in an event of default under any particular indenture (or a default under any of our other indebtedness) will not necessarily result in an event of default occurring under any other indenture. If an event of default occurs in fewer than all of the indentures related to a trust, the equipment notes issued under the related indentures with respect to which an event of default has not occurred will continue to be held in the trust and payments of principal and interest on those equipment notes will continue to be made as originally scheduled.
      In the case of leased equipment, the owner trustee and the owner participant under each indenture will each have the right under some circumstances to cure an event of default under the indenture that results from the occurrence of an event of default under the related lease. If the owner trustee or the owner participant chooses to exercise this cure right, the event of default under the indenture and, as a result, the event of default under the related trust or trusts will be deemed to be cured.

      The Basic Agreement provides that, so long as an event of default under any indenture relating to equipment notes held in a trust has occurred and is continuing, the pass through trustee of that trust may vote all of the equipment notes issued under that indenture that are held in the trust. Upon the direction of holders of certificates evidencing fractional undivided interests aggregating not less than a majority in interest of the trust, the pass through trustee shall vote not less than a corresponding majority of the equipment notes in favor of directing the related indenture trustee to declare the unpaid principal amount of all equipment notes issued under the indenture and any accrued and unpaid interest on the equipment notes to be due and payable. The Basic Agreement also provides that, if an event of default under any indenture relating to equipment notes held in a trust occurs and is continuing, the pass through trustee of that trust may, and upon the direction of the holders of certificates evidencing fractional undivided interests aggregating not less than a majority in interest of the trust shall, subject to certain conditions, vote all of the equipment notes issued under the indenture that are held in the trust in favor of directing the related indenture trustee as to the time, method and place of conducting any proceeding for any remedy available to the indenture trustee or of exercising any trust or power conferred on the indenture trustee under the indenture.
      The ability of the certificateholders of any one trust to cause the indenture trustee with respect to any equipment notes held in the trust to accelerate the payment on the equipment notes under the related indenture or to direct the exercise of remedies by the indenture trustee under the related indenture will depend, in part, upon the proportion of the aggregate principal amount of the equipment notes outstanding under that indenture and held in the trust to the aggregate principal amount of all equipment notes outstanding under that indenture.
      Each trust will hold equipment notes with different terms from those of the equipment notes held in the other trusts. The certificateholders of a trust may, therefore, have divergent or conflicting interests from those of the certificateholders of the other trusts holding equipment notes relating to the same equipment group or aircraft. For the same reason, so long as the same institution acts as pass through trustee of each trust, in the absence of instructions from the certificateholders of any trust, the pass through trustee for that trust could be faced with a potential conflict of interest upon an event of default under an indenture. In that event, the pass through trustee has indicated that it would resign as pass through trustee of one or all of the affected trusts, and a successor pass through trustee would be appointed in accordance with the terms of the Basic Agreement.
      As an additional remedy, if an event of default under an indenture occurs and is continuing, the Basic Agreement provides that the pass through trustee of a trust holding equipment notes issued under that indenture may, and upon the direction of the holders of certificates evidencing fractional undivided interests aggregating not less than a majority in interest of the trust shall, sell all or part of the equipment notes for cash to any person. Any proceeds received by the pass through trustee upon any such sale will be deposited in the special payments account for the trust and will be distributed to the certificateholders of the trust on a special distribution date.
      The market for equipment notes in default may be very limited, and the pass through trustee may not be able to sell them for a reasonable price. Furthermore, so long as the same institution acts as pass through trustee of each trust, it may be faced with a conflict in deciding from which trust to sell equipment notes to available buyers. If the pass through trustee sells any equipment notes with respect to which an event of default under an indenture exists for less than their outstanding principal amount, the certificateholders of the trust will receive a smaller amount of principal distributions than anticipated and will not have any claim for the shortfall against us, the related owner trustee or the related owner participant, in the case of any leased equipment, or the pass through trustee. Neither the pass through trustee nor the certificateholders of that trust could take any action with respect to any remaining equipment notes held in that trust so long as no event of default under an indenture existed with respect to the remaining equipment notes.
      The pass through trustee will deposit in the special payments account for a trust, and will distribute to the certificateholders of that trust on a special distribution date, any amount distributed to the pass through trustee of that trust under any indenture on account of the equipment notes held in that trust following an event of default under the indenture. In addition, a prospectus supplement may provide that the applicable owner trustee may, under circumstances specified in the prospectus supplement, purchase the outstanding leased equipment notes issued under the applicable indenture. If any leased equipment notes are so purchased, the price paid by the owner trustee to the pass through trustee of any trust for those leased equipment notes will be deposited in the special payments account for that trust and will be distributed to the certificateholders of the trust on a special distribution date.
      To the extent practicable, the pass through trustee will invest and reinvest any funds held by the pass through trustee in the special payments account for the related trust representing either payments received with respect to any equipment notes held in the trust following an event of default, or proceeds from the sale by the pass through trustee of any of those equipment notes, in permitted government investments pending the distribution of those funds on a special distribution date. Permitted government investments are defined in the Basic Agreement as obligations of the United States and agencies of the United States maturing in not more than 60 days or such lesser time as is required for the distribution of any such funds on a special distribution date.
      The Basic Agreement provides that the pass through trustee of each trust will, within 90 days after the occurrence of a default in respect of that trust, mail to the certificateholders of that trust notice of all uncured or unwaived defaults known to it with respect to that trust. However, the pass through trustee will be protected in withholding a notice of default if it determines in good faith that the withholding of the notice is in the interest of the certificateholders, except in the case of default in the payment of principal of, premium, if any, or interest on any of the equipment notes held in the trust. The term “default,” as used in this paragraph only, means the occurrence of any event of default with respect to a trust as specified above, except that in determining whether an event of default has occurred any grace period or notice in connection with that event of default will be disregarded.
      The Basic Agreement contains a provision entitling the pass through trustee of each trust, subject to the duty of the pass through trustee during a default to act with the required standard of care, to be indemnified by the certificateholders of that trust before proceeding to exercise any right or power under the Basic Agreement at the request of those certificateholders.
      In some cases, certificateholders of a majority of the total fractional undivided interests in a pass through trust may on behalf of all certificateholders of that trust waive any past default or event of default with respect to that trust and annul any direction given by the pass through trustee on behalf of the certificateholders to the related indenture trustee. However, all of the certificateholders of that trust must consent in order to waive:

•	a default in the deposit of any scheduled payment or special payment or in the distribution of any such payment;

•	a default in payment of the principal of, premium, if any, or interest on any of the equipment notes held in the trust; and

•	a default in respect of any covenant or provision of the Basic Agreement or the related trust supplement that cannot be modified or amended without the consent of each certificateholder of the trust affected by the waiver.
Each indenture will provide that, with certain exceptions, the holders of a majority in aggregate unpaid principal amount of the equipment notes issued under the indenture may on behalf of all holders of equipment notes under the indenture waive any past default or indenture event of default. In the event of a waiver with respect to a trust as described above, the principal amount of the equipment notes issued under the related indenture held in the trust will be counted as waived in the determination of the majority in aggregate unpaid principal amount of equipment notes required to waive a default or an indenture event of default. Therefore, if the certificateholders of a trust waive a past default or event of default such that the principal amount of the equipment notes held in the trust constitutes the required majority in aggregate unpaid principal amount under the applicable indenture, the past default or indenture event of default will be waived.
Modifications of the Basic Agreement
      The Basic Agreement contains provisions permitting us and the pass through trustee to enter into supplemental trust agreements without the consent of the certificateholders of the trust in order to do the following, among other things:

•	to evidence the succession of another corporation to us and the assumption by that corporation of our obligations under the Basic Agreement and the applicable trust supplement;

•	to add to our covenants for the benefit of the certificateholders;

•	to cure any ambiguity, to correct any manifest error or to correct or supplement any defective or inconsistent provision of the Basic Agreement, the applicable trust supplement or any supplemental trust agreement, or to make any other provisions with respect to matters or questions arising under any of those documents that will not adversely affect the interests of the certificateholders;

•	to evidence and provide for a successor pass through trustee for some or all of the trusts; or

•	to make any other amendments or modifications that will only apply to certificates issued after the date of the amendment or modification.
      The Basic Agreement also provides that we and the pass through trustee, with the consent of the certificateholders of a majority of the total fractional undivided interests of a trust, may execute supplemental trust agreements adding any provisions to or changing or eliminating any of the provisions of the Basic Agreement, to the extent relating to the trust, and the applicable trust supplement, or modifying the rights of the certificateholders. No supplemental trust agreement may, however, without the consent of the holder of each affected certificate:

•	reduce the amount of, or delay the timing of, any payments on the equipment notes held in the trust, or distributions in respect of any certificate of the trust;

•	make distributions payable in coin or currency other than that provided for in the certificates;

•	impair the right of any certificateholder to institute suit for the enforcement of any payment when due;

•	permit the disposition of any equipment note held in the trust, except as provided in the Basic Agreement or the applicable trust supplement; or

•	reduce the percentage of the total fractional undivided interests of the trust that must consent to approve any supplemental trust agreement or to waive events of default.
Modification and Consents and Waivers under the Indentures and Related Agreements
      If the pass through trustee, as the holder of any equipment notes held in a trust, receives a request for its consent to any amendment, modification or waiver under the indenture, lease, or other document relating to the equipment notes that requires the consent of the certificateholders of the trust, the pass through trustee will mail a notice of the proposed amendment, modification or waiver to each certificateholder of the trust as of the date of the notice. The pass through trustee will request from the certificateholders of the trust instructions as to whether or not to consent to the amendment, modification or waiver. The pass through trustee will vote or consent with respect to the equipment notes in the trust in the same proportion as the certificates of the trust were actually voted by the certificateholders by a certain date. Notwithstanding the foregoing, if an event of default in respect of the trust occurs and is continuing, the pass through trustee, subject to the voting instructions referred to under “Description of the Pass Through Certificates — Events of Default and Certain Rights Upon an Event of Default,” may in its own

discretion consent to the amendment, modification or waiver, and may so notify the indenture trustee to which the consent relates.
Termination of the Trusts
      Our obligations and those of the pass through trustee with respect to a trust will terminate upon the distribution to certificateholders of the trust of all amounts required to be distributed to them pursuant to the Basic Agreement and the applicable trust supplement and the disposition of all property held in the trust. The pass through trustee will mail to each certificateholder of record of the trust notice of the termination of that trust, the amount of the proposed final payment and the proposed date for the distribution of the final payment for the trust. The final distribution to any certificateholder of the trust will be made only upon surrender of that certificateholder’s certificates at the office or agency of the pass through trustee specified in the notice of termination.
Delayed Purchase
      If, on the date of issuance of any certificates, all of the proceeds from the sale of the certificates are not used to purchase the equipment notes contemplated to be held in the related trust, the equipment notes may be purchased by the pass through trustee at any time on or prior to the date specified in the applicable prospectus supplement. In that event, the pass through trustee will hold the proceeds from the sale of the certificates not used to purchase equipment notes in an escrow account pending the purchase of the equipment notes not so purchased. These proceeds will be invested, pursuant to the Basic Agreement, in specified investments at our direction and risk and for our account. Earnings on specified investments in the escrow account for each trust will be paid to us periodically, and we will be responsible for any losses realized on the specified investments.
      On the regular distribution date occurring after the issuance of the certificates, we will pay to the pass through trustee an amount equal to the interest that would have accrued on any equipment notes that are purchased after the date of the issuance of the certificates from the date of the issuance of the certificates to, but excluding, the date of the purchase of the equipment notes by the pass through trustee.
      If the proceeds are not used to purchase equipment notes by the relevant date specified in the applicable prospectus supplement, the proceeds, together with interest on the proceeds at the rate applicable to the certificates, will be distributed to the holders of the certificates as a special payment.
Merger, Consolidation and Transfer of Assets
      We may not consolidate with or merge into any other corporation or transfer substantially all of our assets as an entirety to any other corporation unless any successor or transferee corporation is a corporation organized and existing under the laws of the United States or any state or the District of Columbia and expressly assumes all of our obligations under the Basic Agreement and related trust supplement, and, in the case of leased equipment notes held in a trust, both immediately prior to and after giving effect to the consolidation, merger or transfer, no lease event of default shall have occurred and be continuing.
The Pass Through Trustee
      Unless otherwise specified in the applicable prospectus supplement, U.S. Bank National Association will be the pass through trustee for each of the trusts. The pass through trustee and any of its affiliates may hold certificates in their own names. With certain exceptions, the pass through trustee makes no representations as to the validity or sufficiency of the Basic Agreement, the trust supplements, the certificates, the equipment notes, the indentures, the leases, if any, or other related documents. Unless otherwise specified in a prospectus supplement, U.S. Bank National Association will also be the indenture trustee of the indentures under which the equipment notes are issued. We maintain banking relationships in the ordinary course of business with U.S. Bank National Association.

      The pass through trustee will not be liable with respect to any series of certificates for any action taken or omitted to be taken by it in good faith in accordance with the direction of holders of a majority in principal amount of outstanding certificates of the series. The trustee will be under no obligation to expend or risk its own funds in the exercise any of its rights or powers under the Basic Agreement at the request of any certificateholders, unless they have offered to the trustee indemnity satisfactory to it.
      The pass through trustee may resign with respect to any or all of the trusts at any time, in which event we will be obligated to appoint a successor trustee. If the pass through trustee ceases to be eligible to continue as trustee with respect to a trust or becomes incapable of acting as trustee or becomes insolvent, we may remove the trustee. In addition, any certificateholder holding certificates of the trust for at least six months may in these circumstances, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the trustee and the appointment of a successor trustee. In addition, certificateholders holding more than 50% of the total amount of a series of certificates may remove the pass through trustee of the related trust at any time.
      Any resignation or removal of the pass through trustee and appointment of the successor trustee will not become effective until acceptance of the appointment by the successor trustee. Under the resignation and successor trustee provisions, it is possible that a different trustee could be appointed to act as the successor trustee for each trust. All references in this prospectus to the pass through trustee should be read to take into account the possibility that the trusts could have successor trustees in the event of a resignation or removal.
      The Basic Agreement provides that we will pay the pass through trustee’s fees and expenses and will indemnify the pass through trustee in accordance with each participation agreement with respect to certain taxes. To the extent not indemnified by us with respect to those taxes, the pass through trustee may be entitled to be reimbursed by the applicable trust.
DESCRIPTION OF THE EQUIPMENT NOTES
      The discussion that follows is a summary that is not complete and does not describe every aspect of the equipment notes. Where no distinction is made between the leased equipment notes and the owned equipment notes or between their respective indentures, those statements refer to any equipment notes and any indenture. Except as otherwise indicated below or as described in the applicable prospectus supplement, the following summaries will apply to the equipment notes, the indenture, the lease, if any, and the participation agreement relating to each equipment group or aircraft.
      The applicable prospectus supplement will describe the specific terms of the equipment notes, the indentures, the leases, if any, and the participation agreements relating to any particular offering of certificates. To the extent that any provision in any prospectus supplement is inconsistent with any provisions in this summary, the provision of the prospectus supplement will control.
General
      Each equipment note issued under the same indenture will relate to a single equipment group or aircraft. Equipment notes secured by an equipment group or an aircraft owned by us will be issued under an indenture between an indenture trustee and us. Equipment notes secured by an equipment group or an aircraft leased to us will be issued under an indenture between an indenture trustee and the owner trustee of a trust for the benefit of the owner participant that is the beneficial owner of that equipment group or aircraft.
      We will be the issuer of owned equipment notes. The owned equipment notes will be our direct recourse obligations, secured by a security interest in the owned equipment. The leased equipment notes will be nonrecourse obligations of the related owner trustee. In each case, the owner trustee will lease the leased equipment to us under a separate lease between us and the owner trustee. Upon the commencement of a lease for any leased equipment, we will be obligated to make rental and other payments under the lease in amounts that will be at least sufficient to pay when due all payments required to be made on the related leased equipment notes. Except in certain circumstances involving our purchase of leased equipment and the assumption of the related leased equipment notes, however, the leased equipment notes will not be obligations of, or guaranteed by, us. Our rental obligations under each lease will be our general obligations.
Principal and Interest Payments
      The pass through trustee will pass through interest paid on the equipment notes held in each trust to the certificateholders of that trust on the dates and at the annual rate set forth in the applicable prospectus supplement until the final distribution date for that trust. The pass through trustee will pass through principal paid on the equipment notes held in each trust to the certificateholders of that trust in scheduled amounts on the dates set forth in the applicable prospectus supplement until the final distribution date for the trust.
      If any date scheduled for any payment of principal of, premium, if any, or interest on the equipment notes is not a business day, the payment may be made on the next succeeding business day without any additional interest.
Prepayments
      The applicable prospectus supplement will describe the circumstances, whether voluntary or involuntary, under which the related equipment notes may be prepaid or purchased, the premium (if any) related to certain prepayments or purchases and other terms applying to prepayments or purchases of the equipment notes.
Security

Railcars
      The leased equipment notes relating to railcars will be secured by:

•	an assignment by the related owner trustee to the related indenture trustee of the owner trustee’s rights (except for certain limited rights described in the prospectus supplement) under the lease relating to the applicable equipment group, including the right to receive payments of rent under the lease; and

•	a perfected security interest granted to the indenture trustee in the equipment group, subject to our rights under the lease.
In addition, the assignment will be limited to provide that, unless and until a default occurs and is continuing under an indenture relating to an equipment group, the indenture trustee may not exercise the rights of the owner trustee under the related lease, except the right to receive payments of rent due under the lease.
      The owned equipment notes issued with respect to an equipment group will be secured by a perfected security interest from us to the related indenture trustee in that equipment group.
      The equipment notes issued under different indentures will not be cross-collateralized and, as a result, the equipment notes issued in respect of any one equipment group will not be secured by any other equipment group or, in the case of leased equipment notes, the lease related to any other equipment group.
      We will be required to file each indenture, any indenture supplement, each lease, if any, and any lease supplement with respect to each equipment group under the Interstate Commerce Act (or successor law) and to deposit those documents with the Registrar General of Canada under the Railway Act of Canada and to publish notice of the deposit in accordance with that Act. The filing under the Interstate Commerce Act (or successor law) will give the indenture trustee a perfected security interest in each railcar in the equipment group whenever it is located in the United States and in the related lease, if any. The deposit and publication in Canada will be done in order to protect the lien of the indenture trustee in and to the lease, if any, and the railcars created by the indenture in Canada or any province or territory of Canada, to the extent provided for in the Railway Act of Canada.
      Each railcar may be operated by us or, subject to some limitations, under sublease or interchange arrangements in the United States, Canada or Mexico. The extent to which the indenture trustee’s security interest would be recognized in a railcar located in countries other than the United States is uncertain.
      The indenture trustee will invest and reinvest funds, if any, relating to any railcars and held by that indenture trustee, including funds held as a result of the loss or destruction of those railcars or termination of the related lease, if any. We will direct the investment and reinvestment of those funds. We will not, however, direct investment and reinvestment if an event of default exists under the applicable lease or indenture. We will pay the amount of any loss resulting from any such investment directed by us.
      We will be obligated, at our cost and expense, to maintain, repair and keep each railcar in accordance with prudent industry maintenance practices and in compliance in all material respects with all laws and regulations.

Aircraft
      The leased equipment notes relating to aircraft will be secured by:

•	as assignment by the related owner trustee to the related indenture trustee of the owner trustee’s rights (except for certain limited rights described in the prospectus supplement) under the lease relating to the applicable aircraft, including the right to receive payments of rent under the lease; and

•	a security interest in the aircraft granted to the indenture trustee, subject to our rights under the lease.
In addition, the assignment will be limited to provide that, unless and until a default occurs and is continuing under an indenture relating to an aircraft, the related indenture trustee may not exercise the rights of the related owner trustee under the related lease, except the right to receive payments of rent due under the lease.
      The equipment notes relating to owned aircraft will be secured by a security interest granted to the related indenture trustee of all of our right, title and interest in and to the aircraft.
      The equipment notes issued under different indentures will not be cross-collateralized and, as a result, the equipment notes issued in respect of any one aircraft will not be secured by any other aircraft or, in the case of leased aircraft equipment notes, the lease.
      We will be required, except under certain circumstances, to keep each aircraft registered under the Federal Aviation Act of 1958, as amended, and to record each indenture, any indenture supplement, each lease, if any, and each lease supplement, among other documents, under the Federal Aviation Act. This recordation will give the related indenture trustee a perfected security interest in the related aircraft whenever it is located in the United States or any of its territories and possessions. The Convention on International Recognition of Rights in Aircraft, referred to as the “Convention,” provides that this security interest will also be recognized, with certain limited exceptions, in those jurisdictions that have ratified or adhere to the Convention.
      We will have the right, subject to certain conditions, at our own expense to register each aircraft in countries other than the United States. Each aircraft may also be operated under leases or subleases in countries that are not parties to the Convention. The extent to which the related indenture trustee’s security interest would be recognized in an aircraft located in a country that is not a party to the Convention, and the extent to which this security interest would be recognized in a jurisdiction adhering to the Convention if the aircraft is registered in a jurisdiction not a party to the Convention, is uncertain. Moreover, in the case of a default under an indenture, the ability of the related indenture trustee to realize upon its security interest in an aircraft could be adversely affected as a legal or practical matter if the aircraft was registered or located outside the United States.
      The indenture trustee will invest and reinvest funds, if any, relating to any aircraft and held by that indenture trustee. We will direct the investment and reinvestment of those funds. We will not, however, direct investment and reinvestment if an event of default exists under the applicable lease or indenture. We will pay the amount of any loss resulting from any such investment directed by us.
Limitation of Liability
      The owned equipment notes will be our direct obligations. The leased equipment notes will not, however, be our obligations and will not be guaranteed by the owner trustees or by us, except in some specified circumstances involving our purchase of leased equipment and the assumption of the related leased equipment notes. None of the owner trustees, the owner participants or the indenture trustees, or any affiliates of any of them, will be personally liable to any holder of a leased equipment note or, in the case of the owner trustees and the owner participants, to the indenture trustees for any amounts payable under the leased equipment notes or, except as provided in each indenture, for any liability under that indenture.
      Except in the circumstances described above, all amounts payable under leased equipment notes issued with respect to any equipment group or aircraft, other than payments made in connection with an optional prepayment or purchase by the related owner trustee, will be made only from the assets subject to the lien of the applicable indenture or the income and proceeds received by the related indenture trustee from the applicable indenture, including rent payable by us under the related lease.
      Except as otherwise provided in the indentures, no owner trustee in its individual capacity will be answerable or accountable under the indentures or under the leased equipment notes under any circumstances except for its own willful misconduct or gross negligence. None of the owner participants will have any duty or responsibility under any of the indentures or the leased equipment notes to the related indenture trustee or to any holder of those leased equipment notes.
Indenture Events of Default and Remedies
      The applicable prospectus supplement will describe the events of default under the related indentures, the remedies that the indenture trustee may exercise with respect to the related equipment group or aircraft, either at its own initiative or upon instruction from holders of the related equipment notes, and other provisions relating to the occurrence of an event of default under the indenture and the exercise of remedies. There will be no cross-default provisions in the indentures and events resulting in an default under any particular indenture will not necessarily result in an default under any other indenture. Similarly, there will be no cross-default provisions in the indenture relating to defaults under any of our other indebtedness.
      In the case of leased equipment notes, in the event of the bankruptcy of an owner participant, it is possible that although the related equipment group or aircraft is owned by an owner trustee in trust, that equipment group or aircraft, the related lease and the related leased equipment notes might become part of the bankruptcy proceeding. In that event, payments on those leased equipment notes might be interrupted and the ability of the indenture trustee to exercise its remedies under the applicable indenture might be restricted, although the indenture trustee would retain its status as a secured creditor with respect to the lease and the related equipment group or aircraft. In addition, in the event of an owner participant bankruptcy, the estate might seek court approval to reject the related lease as an executory contract. A lease rejection, if successful, would leave the indenture trustee as a secured creditor in respect of the related equipment group or aircraft with a claim for damages against the estate.

The Leases
      In the case of leased equipment notes, the following provisions will be applicable unless otherwise disclosed in the prospectus supplement.
      Term and Rentals. The owner trustee will lease each equipment group or aircraft to us separately for a term commencing on the date that equipment group or aircraft is delivered to the owner trustee. The term will expire on a date no earlier than the latest maturity date of the related equipment notes issued with respect to that equipment group or aircraft, unless previously terminated as permitted by the related lease. We will pay basic rental payments under each lease on the dates specified in the applicable prospectus supplement. The owner trustee under the related indenture will assign these rental payments to the indenture trustee to provide the funds necessary to make payments of principal and interest due from the owner trustee on the leased equipment notes issued under the related indenture.
      In certain cases, the basic rental payments under the leases may be adjusted, but each lease will provide that under no circumstances will rental payments be less than the scheduled payments on the related leased equipment notes. The balance of any basic rental payments under each lease, after payment of the scheduled principal and interest on the leased equipment notes issued under the indenture relating to the lease, will be paid to the related owner trustee. Our obligation to pay rent and to cause other payments to be made under each lease will be our general obligation.
      Net Lease. Our obligations with respect to each equipment group or aircraft will be those of a lessee under a “net lease.” Accordingly, we will be obligated, at our cost and expense, to maintain and repair each railcar or aircraft leased to us.
      Insurance. The applicable prospectus supplement will describe the required insurance coverage with respect to any leased railcars or aircraft.
      Lease Events of Default; Remedies. The applicable prospectus supplement will describe the events of default under the related lease, the remedies that the owner trustee, or indenture trustee as assignee of the owner trustee, may exercise with respect to an equipment group or aircraft, and other provisions relating to the occurrence of a default under a lease and the exercise of remedies.
      Events of default under each lease will include, among other things:

•	our failure to make rental payments under the lease;

•	our failure to maintain insurance as required by the lease;

•	use of the equipment group or aircraft in contravention of the lease;

•	breach of any representation or warranty made by us in the lease or in the related participation agreement; and

•	our bankruptcy, reorganization or insolvency.
Upon the occurrence of a default under any lease, the related indenture trustee, as assignee of the related owner trustee’s rights under that lease, will be entitled to repossess the related railcars or aircraft and use or sell the railcars or aircraft free and clear of our rights in those railcars or aircraft.
      If we were to become a debtor in a bankruptcy or reorganization case under the U.S. Bankruptcy Code, we or our bankruptcy trustee could reject any or all leases to which we are a party. In that event, there could be no assurance that the amount of any claim for damages under those leases that would be allowed in the bankruptcy case would be in an amount sufficient to provide for the repayment of the related leased equipment notes. In any case, rejection of a lease by us or our bankruptcy trustee would not deprive the related indenture trustee of its security interest in the related equipment group or aircraft.
      We are not a railroad, and the protections against the automatic stay in bankruptcy under Section 1168 of the Bankruptcy Code that are granted to lessors, conditional vendors and purchase money financiers of rolling stock to a common carrier by railroad will not be available to an indenture trustee upon the occurrence of a default under a lease.
      We are not an air carrier, and the protections against the automatic stay in bankruptcy under Section 1110 of the Bankruptcy Code that are granted to lessors, conditional vendors and holders of security interests with respect to aircraft and aircraft equipment will not be available to an indenture trustee upon the occurrence of a default under a lease.
The Participation Agreements
      We will be required to indemnify each indenture trustee and the pass through trustee and, in the case of leased equipment, each owner participant and owner trustee for certain losses and claims and for certain other matters. Each owner participant will be required to discharge certain liens or claims on or against the assets subject to the lien of the related indenture that arise out of any act of or failure to act by or claim against that owner participant. Subject to certain restrictions, each owner participant may transfer its interest in the related equipment group or aircraft.
ERISA CONSIDERATIONS
      Unless otherwise indicated in the applicable prospectus supplement, pass through certificates may be purchased by an employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A fiduciary of an employee benefit plan must determine that the purchase of a pass through certificate is consistent with its fiduciary duties under ERISA and does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to the fiduciary responsibility provisions of ERISA.
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATED
TO THE PASS THROUGH CERTIFICATES
      The following is a general discussion of the anticipated material federal income tax consequences of the purchase, ownership and disposition of pass through certificates to initial purchasers thereof. The discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect, or different interpretation. The discussion below does not address federal income tax consequences to certificateholders that may be subject to special tax rules, including insurance companies, dealers in securities, financial institutions or foreign investors. In addition, this summary is generally limited to investors who will hold the certificates as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). You should consult your own tax advisors in determining the federal, state, local, and any other tax consequences to you of the purchase, ownership and disposition of certificates, including the advisability of making any election discussed below. We have not sought and will not seek rulings from the Internal Revenue Service (the “IRS”) with respect to any of the federal income tax consequences discussed below, and we cannot assure you that the IRS will not take contrary positions. We anticipate that the trusts will not be indemnified for any federal income taxes that may be imposed upon them, and the imposition of any such taxes on any trust could result in a reduction in the amounts available for distribution to the certificateholders of that trust.
      Mayer, Brown, Rowe & Maw LLP, our tax counsel, has advised us, in its opinion, based upon its interpretation of analogous authorities under currently applicable law, that the trusts will not be classified as associations taxable as corporations, but, rather will be classified as grantor trusts under subpart E, Part I of Subchapter J of the Code, and that each certificateholder of a trust will be treated as the owner of a pro rata undivided interest in each of the equipment notes or any other property held in that trust.

General
      We believe that each certificateholder in a trust will be required to report on its federal income tax return its pro rata share of the entire income from the equipment notes or any other property held in that trust, in accordance with the certificateholder’s method of accounting. A certificateholder using the cash method of accounting should take into account its pro rata share of income as and when received by the pass through trustee of the trust. A certificateholder using an accrual method of accounting should take into account its pro rata share of income as it accrues or is received by the pass through trustee, whichever is earlier.
      A purchaser of a certificate will be treated as purchasing an interest in each equipment note and any other property in a trust at a price determined by allocating the purchase price paid for the certificate among the equipment notes and other property in proportion to their fair market values at the time of purchase of the certificate. We believe that at the time of formation of a particular trust, the purchase price paid for a certificate with respect to that trust by an original purchaser of a certificate will be allocated among the equipment notes in the trust in proportion to their respective principal amounts. The portion of the certificateholder’s purchase price allocated to each equipment note will constitute the certificateholder’s initial tax basis in such equipment note.
Original Issue Discount
      In general, if the purchase prices paid by certificateholders for an equipment note is less than the principal amount of the note by more than a de minimis amount, the note will be considered to be issued with original issue discount. In that case, a certificateholder (including a certificateholder which uses the cash method of accounting for federal income tax purposes) would have to include such original issue discount in gross income for federal income tax purposes as it accrues under a constant yield method, in advance of the receipt of cash attributable to such income.
Premium
      A certificateholder will generally be considered to have acquired an interest in an equipment note at a premium to the extent the certificateholder’s tax basis allocable to such interest exceeds the principal amount of the equipment note allocable to such interest. In that event, a certificateholder who holds a pass through certificate as a capital asset may amortize that premium as an offset to interest income under Section 171 of the Code, with corresponding reductions in the certificateholder’s tax basis in its interest in the equipment note if an election under Section 171 of the Code is or has been made with respect to all debt instruments held by the taxpayer (including the pass through certificates). Generally, such amortization is on a constant yield basis. However, in the case of bonds the principal of which may be paid in two or more installments (such as the equipment notes), the Conference Committee Report to the Tax Reform Act of 1986 indicates a Congressional intent that amortization will be in accordance with the same rules that will apply to the accrual of market discount on such obligations.
      In the case of obligations which may be called at a premium prior to maturity, amortizable bond premium may be determined by reference to any early call date. Due to the complexities of the amortizable premium rules, particularly where there is more than one possible call date and the amount of any premium is uncertain, certificateholders are urged to consult their own tax advisors as to the amount of any amortizable premium and the advisability of making the election.
Sales of Pass Through Certificates
      A certificateholder’s tax basis in a certificate will equal its cost of that certificate, reduced by any amortized premium (as described below) and any payments other than interest made on the certificate and increased by any original issue discount included in the certificateholder’s income. A certificateholder that sells a certificate will recognize gain or loss (in the aggregate) in an amount equal to the difference between its adjusted tax basis in the certificate and the amount realized on the sale (other than any amount attributable to accrued interest, which should be taxable as interest income). If an equipment note or other asset of the related trust is disposed of, or an equipment note of the related trust is prepaid, a certificateholder will recognize gain or loss (in the aggregate) in an amount equal to the difference between the certificateholder’s adjusted tax basis in the equipment note or other asset and the certificateholder’s pro rata portion of the amount realized on the disposition by the trust or upon prepayment (except to the extent attributable to accrued interest, which should be taxable as interest income). Any such gain or loss will be capital gain or loss if the certificate was held as a capital asset and, if the certificate was held for more than one year, will be long-term capital gain or loss to the extent the equipment notes have been held by a trust for more than one year. Any long-term capital gains realized will be taxable under current law to corporate taxpayers at the rates applicable to ordinary income, and to individual taxpayers at a maximum marginal rate of 15%. Any capital losses realized will be deductible by a corporate taxpayer only to the extent of capital gains and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.
Backup Withholding
      Payments made on the certificates and proceeds from the sale of the certificates to or through certain brokers may be subject to a “backup” withholding tax unless the certificateholder complies with certain reporting procedures or is an exempt recipient under Section 6049(b)(4) of the Code. Any withheld amounts will be allowed as a credit against the certificateholder’s federal income tax.
PLAN OF DISTRIBUTION
      We may sell the securities directly to purchasers, through agents, underwriters, or dealers, or through a combination of any of these methods of sale.
      We may distribute the securities from time to time in one or more transactions at:

•	fixed prices (which may be changed from time to time);

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.
Each prospectus supplement and pricing supplement, if any, will describe the method of distribution of the securities offered by that prospectus supplement and pricing supplement, if any.
      We may designate agents to solicit offers to purchase the securities from time to time. The relevant prospectus supplement will name the agents and any commissions we pay them. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment.
      If we use any underwriters for the sale of any of the securities, we will enter into an underwriting agreement with them at the time of sale, and the names of the underwriters and the terms of the transaction, including commissions, discounts and other compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement that those underwriters will use to resell the debt securities.
      If we use dealers for the sale of the securities, we will sell the securities to those dealers, as principal. The dealers may then resell the securities to the public at varying prices to be determined by them at the time of resale.
      In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the debt securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from us will be described in the prospectus supplement and pricing supplement, if any. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
      We may indemnify agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act, or contribute with respect to payments they may be required to make.
      Some of the underwriters, dealers or agents and their respective affiliates may be customers of, engage in transactions with and perform services for us or our affiliates in the ordinary course of business.
LEGAL MATTERS
      Unless otherwise stated in a prospectus supplement, Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, will pass on the validity of the debt securities offered by this prospectus. The validity of the pass through certificates will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. Mayer, Brown, Rowe & Maw LLP will rely on the opinion of Dorsey & Whitney LLP, counsel to the pass through trustee, as to basic matters relating to the authorization, execution and delivery of the pass through certificates under the Basic Agreement.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements for the year ended December 31, 2004, as set forth in their report, which is included in this registration statement. Our financial statements are included in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports and proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility:
Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549
      You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facility and copying charges. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005 and the offices of the Chicago Stock Exchange at 120 South LaSalle Street, Chicago, Illinois 60603.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of GATX Financial Corporation
      We have audited the accompanying consolidated balance sheets of GATX Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholder’s equity, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GATX Financial Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other tangible assets.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of GATX Financial Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chicago, Illinois
March 4, 2005

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31

	2004	2003	2002

	In millions
Gross Income
Lease income	$790.3	$762.2	$741.8
Marine operating revenue	111.8	85.0	79.7
Interest income	17.8	41.4	54.7
Asset remarketing income	36.5	37.9	33.7
Gain on sale of securities	4.1	7.3	3.9
Fees	20.9	18.0	16.5
Other	205.7	106.5	78.3

Revenues	1,187.1	1,058.3	1,008.6
Share of affiliates’ earnings	65.2	66.8	46.1

Total Gross Income	1,252.3	1,125.1	1,054.7

Ownership Costs
Depreciation	191.3	184.7	160.5
Interest, net	136.4	153.8	168.3
Operating lease expense	183.1	185.2	185.8

Total Ownership Costs	510.8	523.7	514.6

Other Costs and Expenses
Maintenance expense	189.2	166.0	151.7
Marine operating expenses	87.7	68.9	60.7
Other operating expenses	41.5	43.4	40.8
Selling, general and administrative	112.0	141.9	142.8
(Reversal) provision for possible losses	(13.7)	4.7	7.8
Asset impairment charges	3.4	32.4	29.2
Reduction in workforce charges	—	—	16.9
Fair value adjustments for derivatives	2.7	4.1	3.5

Total Other Costs and Expenses	422.8	461.4	453.4

Income from Continuing Operations before Income Taxes and Cumulative Effect of Accounting Change	318.7	140.0	86.7
Income Taxes	115.4	43.5	26.4

Income from Continuing Operations before Cumulative Effect of Accounting Change	203.3	96.5	60.3

Discontinued Operations
Operating results, net of taxes	18.3	15.2	4.7
(Loss) gain on sale of segment, net of taxes	(7.2)	—	6.2

Total Discontinued Operations	11.1	15.2	10.9

Income before Cumulative Effect of Accounting Change	214.4	111.7	71.2
Cumulative Effect of Accounting Change	—	—	(34.9)

Net Income	$214.4	$111.7	$36.3

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31

	2004	2003

	In millions
Assets

Cash and Cash Equivalents	$62.9	$211.1
Restricted Cash	60.0	60.9

Receivables
Rent and other receivables	76.9	86.4
Finance leases	285.9	289.2
Loans	89.2	183.5
Less: allowance for possible losses	(19.4)	(40.6)

	432.6	518.5
Operating Lease Assets, Facilities and Other
Rail	3,750.5	3,276.6
Air	1,704.1	1,501.0
Specialty	65.4	71.4
Other	211.7	231.8
Less: allowance for depreciation	(1,910.8)	(1,821.5)

	3,820.9	3,259.3
Progress payments for aircraft and other equipment	20.0	53.6

	3,840.9	3,312.9

Due from GATX Corporation	383.5	340.6
Investments in Affiliated Companies	718.6	847.6
Recoverable Income Taxes	—	47.3
Goodwill	93.9	87.2
Other Investments	79.0	101.6
Other Assets	123.7	182.3
Assets of Discontinued Operations	11.4	560.1

	$5,806.5	$6,270.1

Liabilities and Shareholder’s Equity

Accounts Payable and Accrued Expenses	$342.7	$326.5

Debt
Commercial paper and bank credit facilities	72.1	15.9
Recourse	2,513.4	2,877.6
Nonrecourse	93.5	99.3
Capital lease obligations	79.4	122.4

	2,758.4	3,115.2

Deferred Income Taxes	749.2	614.7
Other Liabilities	183.7	258.5
Liabilities of Discontinued Operations	—	346.3

Total Liabilities	4,034.0	4,661.2

Shareholder’s Equity
Preferred stock	125.0	125.0
Common stock	1.0	1.0
Additional capital	521.6	521.6
Reinvested earnings	1,096.3	988.8
Accumulated other comprehensive income (loss)	28.6	(27.5)

Total Shareholder’s Equity	1,772.5	1,608.9

	$5,806.5	$6,270.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2004	2003	2002

	In millions
Operating Activities
Net income	$214.4	$111.7	$36.3
Less: Income from discontinued operations	11.1	15.2	10.9

Income from continuing operations	203.3	96.5	25.4
Adjustments to reconcile income from continuing operations to net cash provided by operating activities of continuing operations:
Realized gains on remarketing of leased equipment	(26.1)	(31.2)	(19.8)
Gain on sale of securities	(4.1)	(7.3)	(3.9)
Gain on sale of other assets	(81.8)	(3.7)	(4.9)
Depreciation	201.3	198.9	175.8
(Reversal) provision for possible losses	(13.7)	4.7	7.8
Asset impairment charges	3.4	32.4	29.2
Deferred income taxes	124.8	29.3	96.9
Share of affiliates’ earnings, net of dividends	(32.4)	(47.4)	(11.2)
Cumulative effect of accounting change	—	—	34.9
Decrease (increase) in recoverable income taxes	57.4	74.7	(45.0)
Increase in prepaid pension	(4.1)	(3.9)	(27.0)
(Decrease) increase in reduction in workforce accrual	(1.6)	(16.5)	11.0
Other, including working capital	(3.1)	(26.8)	(12.6)

Net cash provided by operating activities of continuing operations	423.3	299.7	256.6
Investing Activities
Additions to equipment on lease, net of nonrecourse financing for leveraged leases, operating lease assets and facilities	(703.6)	(397.0)	(640.9)
Loans extended	(14.2)	(49.5)	(128.7)
Investments in affiliated companies	(7.8)	(99.6)	(91.8)
Progress payments	(2.4)	(32.2)	(104.2)
Investments in debt securities	(24.0)	(23.7)	—
Other investments	(6.5)	(26.6)	(52.4)

Portfolio investments and capital additions	(758.5)	(628.6)	(1,018.0)
Portfolio proceeds	355.5	540.6	588.6
Transfers of assets to GATX Corporation	(11.1)	—	—
Proceeds from other asset sales	129.6	23.0	110.8
Net decrease (increase) in restricted cash	.9	(28.4)	(6.5)
Effect of exchange rate changes on restricted cash	—	17.7	9.9

Net cash used in investing activities of continuing operations	(283.6)	(75.7)	(315.2)
Financing Activities
Net proceeds from issuance of debt	127.8	495.5	1,010.5
Repayment of debt	(495.9)	(791.3)	(839.1)
Net increase (decrease) in commercial paper and bank credit facilities	57.8	(.7)	(274.4)
Net decrease in capital lease obligations	(27.4)	(21.3)	(22.2)
Equity contributions from GATX Corporation	—	—	45.0
Net (increase) decrease in amount due from GATX Corporation	(42.9)	81.9	17.9
Cash dividends paid to GATX Corporation	(106.9)	(55.9)	(17.9)

Net cash used in financing activities of continuing operations	(487.5)	(291.8)	(80.2)
Effect of Exchange Rates on Cash and Cash Equivalents	2.9	.6	13.7
Cash provided by Discontinued Operations, net (see Note 19)	196.7	47.6	121.9

Net Decrease in Cash and Cash Equivalents	$(148.2)	$(19.6)	$(3.2)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

					Accumulated
					Other
	Preferred	Common	Additional	Reinvested	Comprehensive
	Stock	Stock	Capital	Earnings	Income (Loss)	Total

	(In millions)
Balance at December 31, 2001	$125.0	$1.0	$476.6	$914.6	$(69.1)	$1,448.1
Comprehensive income:
Net income				36.3		36.3
Foreign currency translation loss					(5.3)	(5.3)
Unrealized loss on securities, net					(2.1)	(2.1)
Unrealized loss on derivative instruments					(2.4)	(2.4)

Comprehensive income						26.5
Equity infusion			45.0			45.0
Dividends declared				(17.9)		(17.9)

Balance at December 31, 2002	$125.0	$1.0	$521.6	$933.0	$(78.9)	$1,501.7
Comprehensive income:
Net income				111.7		111.7
Foreign currency translation gain					75.4	75.4
Unrealized loss on securities, net					.3	.3
Unrealized loss on derivative instruments					(24.3)	(24.3)

Comprehensive income						163.1
Dividends declared				(55.9)		(55.9)

Balance at December 31, 2003	$125.0	$1.0	$521.6	$988.8	$(27.5)	$1,608.9
Comprehensive income:
Net income				214.4		214.4
Foreign currency translation gain					55.5	55.5
Unrealized gain on securities, net					2.2	2.2
Unrealized loss on derivative instruments					(1.6)	(1.6)

Comprehensive income						270.5
Dividends declared				(106.9)		(106.9)

Balance at December 31, 2004	$125.0	$1.0	$521.6	$1,096.3	$28.6	$1,772.5

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31

	2004	2003	2002

	In millions
Net income	$214.4	$111.7	$36.3
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss)	55.5	75.4	(5.3)
Unrealized gain (loss) on securities	2.2	.3	(2.1)
Unrealized loss on derivative instruments	(1.6)	(24.3)	(2.4)

Other comprehensive income (loss)	56.1	51.4	(9.8)

Comprehensive Income	$270.5	$163.1	$26.5

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	Description of Business
      GATX Financial Corporation (GFC or the Company) is a wholly-owned subsidiary of GATX Corporation (GATX) and is headquartered in Chicago, Illinois and provides services primarily through three operating segments: GATX Rail (Rail), GATX Air (Air), and GATX Specialty Finance (Specialty). GFC specializes in railcar and locomotive leasing, aircraft operating leasing, and financing other large-ticket equipment. In addition, GFC owns and operates a fleet of self-loading vessels on the Great Lakes through its wholly owned subsidiary American Steamship Company (ASC).
      GFC also invests in companies and joint ventures that complement its existing business activities. GFC partners with financial institutions and operating companies to improve scale in certain markets, broaden diversification within an asset class, and enter new markets.
      On June 30, 2004, GFC completed the sale of substantially all the assets and related nonrecourse debt of GATX Technology Services (Technology) and its Canadian affiliate. Subsequently, the remaining assets consisting primarily of interests in two joint ventures were sold prior to year end. Financial data for the Technology segment has been segregated as discontinued operations for all periods presented.
      In 2002, GFC completed the divestiture of GATX Terminals Corporation (Terminals).
      See Note 23 for a full description of GFC’s operating segments.

NOTE 2.	Significant Accounting Policies
      Consolidation — The consolidated financial statements include the accounts of GFC and its majority-owned subsidiaries. Investments in 20 to 50 percent-owned companies and joint ventures are accounted for under the equity method and are shown as investments in affiliated companies, with pre-tax operating results shown as share of affiliates’ earnings. Certain investments in joint ventures that exceed 50% ownership are not consolidated and are also accounted for using the equity method when GFC does not have effective or voting control of these legal entities and is not the primary beneficiary of the venture’s activities. The consolidated financial statements reflect the GATX Terminals segment (Terminals) and Technology segment as discontinued operations for all periods presented.
      Cash Equivalents — GFC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
      Restricted cash — Restricted cash of $60.0 million as of December 31, 2004 is comprised of cash and cash equivalents which are restricted as to withdrawal and usage. GFC’s restricted cash primarily relates to amounts maintained as required by contract for three bankruptcy remote, special-purpose corporations that are wholly owned by GFC.
      Loans — GFC records loans at the principal amount outstanding plus accrued interest. A loan is placed on non-accrual status and interest income ceases to be recognized when collection of contractual loan payments is doubtful. Payments received for loans that have been placed on non-accrual status are recognized as return of principal. GFC resumes interest recognition on loans on non-accrual status after recovery of outstanding principal or an assessment by the Company that future payments are reasonably assured, if earlier.
      Operating Lease Assets and Facilities — Operating lease assets and facilities are stated principally at cost. Assets acquired under capital leases are included in operating lease assets and the related obligations are recorded as liabilities. Provisions for depreciation include the amortization of capital lease assets. Operating lease assets and facilities listed below are depreciated over their respective estimated useful life

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to an estimated residual value using the straight-line method. The estimated useful lives of depreciable new assets are as follows:

Railcars	30 - 38 years
Locomotives	27 - 28 years
Aircraft	25 years
Buildings	40 - 50 years
Leasehold improvements	5 - 40 years
Marine vessels	40 - 50 years
      Progress Payments for Aircraft and Other Equipment — GFC classifies amounts deposited toward the construction of wholly owned aircraft and other equipment, including capitalized interest, as progress payments. Once GFC takes possession of the completed asset, amounts recorded as progress payments are reclassified to operating lease assets. Progress payments made for aircraft owned by joint ventures in which GFC participates are classified as investments in affiliated companies.
      Investments in Affiliated Companies — GFC has investments in 20 to 50 percent-owned companies and joint ventures and other investments in which GFC does not have effective or voting control. These investments are accounted for using the equity method. The investments in affiliated companies are initially recorded at cost, including goodwill at acquisition date, and are subsequently adjusted for GFC’s share of affiliates’ undistributed earnings. Distributions, which reflect both dividends and the return of principal, reduce the carrying amount of the investment. Certain investments in joint ventures that exceed 50% ownership are not consolidated and are also accounted for using the equity method as GFC does not have effective or voting control of these legal entities and is not the primary beneficiary of the venture’s activities.
      Inventory — GFC has inventory that consists of railcar and locomotive repair components, vessel spare parts and fuel related to its marine operations. All inventory balances are stated at lower of cost or market. Railcar repair components are valued using the average cost method. Vessel spare parts inventory and vessel fuel inventory are valued using the first in first out method. Inventory is included in other assets on the balance sheet and was $25.8 million and $25.6 million at December 31, 2004 and 2003, respectively.
      Goodwill — Effective January 1, 2002, GFC adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill. Under these rules, goodwill is no longer amortized, but rather subject to an annual impairment test in accordance with SFAS 142. GFC completed its annual review of all recorded goodwill. Fair values were estimated using discounted cash flows.
      Impairment of Long-Lived Assets — A review for impairment of long-lived assets, such as operating lease assets and facilities, is performed whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2004, asset impairment charges of $3.4 million include $.4 million of impairment charges at Air related to a commercial aircraft. Additional impairment charges include $1.6 million at Specialty, primarily related to the impairment of equity investments, $1.2 million at Rail due to container cars classified as held-for-sale, and other impairment charges of $.2 million that relate to marine operating assets. Asset impairment charges recognized by GFC joint ventures accounted for using the equity method of accounting result in lower earnings from affiliates on GFC’s income statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Maintenance and Repair Costs — Maintenance and repair costs are expensed as incurred. Costs incurred by GFC in connection with planned major maintenance activities such as rubber linings and conversions that improve or extend the useful life of an asset are capitalized and depreciated over their estimated useful life.
      Allowance for Possible Losses — The purpose of the allowance is to provide an estimate of credit losses with respect to reservable assets inherent in the investment portfolio. Reservable assets include gross receivables, loans and finance leases. GFC’s estimate of the amount of provision (reversal) for losses incurred in each period requires consideration of historical loss experience, judgments about the impact of present economic conditions, collateral values, and the state of the markets in which GFC participates, in addition to specific losses for known troubled accounts. GFC charges off amounts that management considers unrecoverable from obligors or the disposition of collateral. GFC assesses the recoverability of investments by considering several factors, including customer payment history and financial position. The allowance for possible losses is periodically reviewed for adequacy considering changes in economic conditions, collateral values, credit quality indicators and customer-specific circumstances. GFC believes that the allowance is adequate to cover losses inherent in the portfolio as of December 31, 2004. Because the allowance is based on judgments and estimates, it is possible that those judgments and estimates could change in the future, causing a corresponding change in the recorded allowance.
      Income Taxes — United States (U.S.) income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates that GFC intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $246.4 million at December 31, 2004. The American Jobs Creation Act of 2004 introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision) provided certain criteria are met. The repatriation provision is available to GFC for the year ended December 31, 2005. GFC has historically maintained that undistributed earnings of its foreign subsidiaries and affiliates were intended to be permanently reinvested in those foreign operations. GFC is currently evaluating the effect of the repatriation provision on its plan for reinvestment or repatriation of foreign earnings. The range of reasonably possible amounts of unremitted earnings considered for repatriation, and the income tax effects of such repatriation cannot be estimated with certainty at this time. It is anticipated that the evaluation of the effect of the repatriation provision will be completed during the third quarter of 2005.
      Other Liabilities — Other liabilities include the accrual for post-retirement benefits other than pensions; environmental, general liability, litigation and workers’ compensation reserves; and other deferred credits.
      Derivatives — Effective January 1, 2001, GFC adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133.
      SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. GFC records the fair value of all derivatives as either other assets, or other liabilities in the statement of financial position.
      Instruments that meet established accounting criteria are formally designated as qualifying hedges at the inception of the contract. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in the fair value of underlying exposure both at inception of the hedging relationship and on an ongoing basis. The change in fair value of the ineffective portion of all hedges is immediately recognized in earnings. For the years ended December 31, 2004, 2003 and 2002 no amounts were recognized in earnings for hedge ineffectiveness. Derivatives that are not designated as qualifying

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
hedges are adjusted to fair value through earnings immediately. For the years ended December 31, 2004, 2003 and 2002, a loss of $2.6 million, a loss of $3.8 million and loss of $.8 million, respectively, were recognized in earnings for derivatives not qualifying as hedges.
      The 2004 carrying value of the ineffective derivatives (which equals the fair value) was $.2 million recorded in other assets and $4.2 million recorded in other liabilities. In 2003, the balances were $.5 million which was recorded in other assets and $1.9 million which was in recorded other liabilities.
      GFC uses interest rate and currency swap agreements, Treasury derivatives, and forward sale agreements, as hedges to manage its exposure to interest rate and currency exchange rate risk on existing and anticipated transactions.
      Fair Value Hedges — For qualifying derivatives designated as fair value hedges, changes in both the derivative and the hedged item attributable to the risk being hedged are recognized in earnings.
      Cash Flow Hedges — For qualifying derivatives designated as cash flow hedges, the effective portion of the derivative’s gain or loss is recorded as part of other comprehensive income (loss) in shareholders’ equity and subsequently recognized in the income statement when the hedged forecasted transaction affects earnings. Gains and losses resulting from the early termination of derivatives designated as cash flow hedges are included in other comprehensive income (loss) and recognized in income when the original hedged transaction affects earnings.
      Environmental Liabilities — Expenditures that relate to current or future operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to environmental reserves. Reserves are recorded in accordance with accounting guidelines to cover work at identified sites when GFC’s liability for environmental cleanup is both probable and a reasonable estimate of associated costs can be made; adjustments to initial estimates are recorded as required.
      Revenue Recognition — Gross income includes rents on operating leases, accretion of income on finance leases, interest on loans, marine operating revenue, fees, asset remarketing gains (losses), gains (losses) on the sale of the portfolio investments and equity securities and share of affiliates’ earnings. Operating lease income is recognized on a straight-line basis over the term of the underlying leases. Finance lease income is recognized on the basis of the interest method, which produces a constant yield over the term of the lease. Marine operating revenue is recognized as shipping services are performed and revenue is allocated among reporting periods based on the relative transit time in each reporting period for shipments in process at any month end. Asset remarketing income includes gains from the sale of assets from GFC’s portfolio as well as residual sharing fees from the sale of managed assets. Asset remarketing income is recognized upon completion of the sale of assets. Fee income, including management fees received from joint ventures, is recognized as services are performed, which may be over the period of a management contract or as contractual obligations are met.
      Lease and Loan Origination Costs — Initial direct costs of leases are deferred and amortized over the lease term, either as an adjustment to the yield for direct finance and leveraged leases (collectively, finance leases), or on a straight-line basis for operating leases. Loan origination fees and related direct loan origination costs for a given loan are offset, and the net amount is deferred and amortized over the term of the loan as an adjustment to interest income.
      Residual Values — GFC has investments in the residual values of its leasing portfolio. The residual values represent the estimate of the values of the assets at the end of the lease contracts. GFC initially records these based on appraisals and estimates. Realization of the residual values is dependent on GFC’s future ability to market the assets under existing market conditions. GFC reviews residual values periodically to determine that recorded amounts are appropriate. For finance lease investments, GFC reviews the estimated residual values of leased equipment at least annually, and any other-than-temporary declines in value are immediately charged to income. For operating lease assets, GFC reviews the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
estimated salvage values of leased equipment at least annually, and declines in estimated residual values are recorded as adjustments to depreciation expense over the remaining useful life of the asset to the extent the net book value is not otherwise impaired. In addition to a periodic review, if events or changes in circumstances trigger a review of operating lease assets for impairment, any such impairment is immediately charged as an impairment loss on the statement of income.
      Investments in Equity Securities — GFC’s portfolio includes stock warrants received from investee companies and common stock resulting from exercising the warrants. Under the provisions of SFAS No. 133, as amended, the warrants are accounted for as derivatives, with prospective changes in fair value recorded in current earnings. Other equity securities are classified as available-for-sale in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The securities are carried at fair value and unrealized gains and losses arising from re-measuring securities to fair value are included on a net-of-tax basis as a separate component of accumulated other comprehensive income (loss).
      Foreign Currency Translation — The assets and liabilities of GFC’s operations having non-U.S functional currencies are translated at exchange rates in effect at year end, and income statements and the statements of cash flows are translated at weighted average exchange rates for the year. In accordance with SFAS No. 52, Foreign Currency Translation, gains and losses resulting from the translation of foreign currency financial statements are deferred and recorded as a separate component of accumulated other comprehensive income or loss in the shareholders’ equity section of the balance sheet.
      Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. The Company regularly evaluates estimates and judgments based on historical experience and other relevant facts and circumstances. Actual amounts when ultimately realized could differ from those estimates.
      Variable Interest Entities — In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, which addresses consolidation by business enterprises of variable interest entities (VIEs) in which it is the primary beneficiary. FIN 46 applied immediately to VIEs created or acquired after January 31, 2003. No VIEs were created or obtained by GGFCATX during 2004 or 2003. For other VIEs, FIN 46 initially applied in the first fiscal quarter or interim period beginning after June 15, 2003. In October 2003, the FASB deferred the effective date of FIN 46 to interim periods ending after December 15, 2003 in order to address a number of interpretation and implementation issues. In December 2003, the FASB reissued FIN 46 (Revised Interpretations) with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (SPEs) as of December 31, 2003. Application for all other types of VIEs is required for periods ending after March 15, 2004, unless previously applied. GFC did not have an interest in any SPEs subject to the December 31, 2003 implementation date. The Company completed an assessment of the impact of FIN 46 for all other types of entities. Based on this review to date, certain investments are considered VIEs pursuant to the guidance provided in FIN 46. However, GFC is not a primary beneficiary with respect to any of the VIEs. As a result, GATX does not consolidate these entities. GFC’s maximum exposure to loss with respect to these VIEs is approximately $272.4 million of which $242.1 million was the aggregate carrying value of these investments recorded on the balance sheet at December 31, 2004.
      Reclassification — Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation.
      New Accounting Pronouncements — In December 2004, FASB issued FASB Staff Position (FSP) 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 which introduced a special one-time dividends received deduction

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision) provided certain criteria are met. The repatriation provision is available to GFC for the year ended December 31, 2005. GFC has historically maintained that undistributed earnings of its foreign subsidiaries and affiliates were intended to be permanently reinvested in those foreign operations. GFC is currently evaluating the effect of the repatriation provision on its plan for reinvestment or repatriation of foreign earnings. The range of reasonably possible amounts of unremitted earnings considered for repatriation, and the income tax effects of such repatriation cannot be estimated with certainty at this time. It is anticipated that the evaluation of the effect of the repatriation provision will be completed during the third quarter of 2005.
      Accounting for Certain Leveraged Leases — Prior to 2004, GFC entered into two structured leasing investments that are accounted for in the consolidated financial statements as leveraged leases in accordance with guidance provided in SFAS No. 13, Accounting for Leases. This accounting guidance requires total income over the term of a lease to be recognized into income on a proportionate basis in those years in which the net investment in a lease is positive. The net investment is based on net cash flows from the lease, including the effect of related income taxes. During 2004, the Internal Revenue Service (IRS) challenged the timing of certain tax deductions claimed with respect to these transactions. GFC believes that its tax position related to these transactions was proper, based upon applicable statutes, regulations and case law in effect at the time the transactions were entered into. GFC and the IRS are conducting settlement discussions with respect to these transactions. However, resolution of this matter has not concluded and may ultimately be litigated. See Note 14 for more information on the tax impact.
      Under existing accounting guidance in SFAS No. 13, any changes in estimates or assumptions not affecting estimated total net income from a leveraged lease, including the timing of income tax cash flows, do not change the timing of leveraged lease income recognition. However, the FASB is currently reviewing this guidance. If the FASB modifies this guidance in such a way as to require a recalculation of the timing of leveraged lease income recognition to reflect a settlement of this tax matter, this change in accounting could result in a one-time, non-cash charge to earnings. An equivalent amount of any such adjustment would then be recognized in income over the remaining term of the applicable leases; over the full term of these leases, cumulative accounting income would not change. The impact to GFC’s financial results will be dependent on the details of the FASB’s new guidance and the timing and terms of any IRS settlement.

NOTE 3.	Acquisitions
      The Company completed acquisitions of $65.0 million in 2004 and $56.8 million in 2002 for cash and other consideration. The results of operations of these acquisitions have been included in the consolidated statements of income since their respective dates of acquisition. Neither of these acquisitions were material to the Company’s consolidated financial statements.
      In December 2004, Rail acquired the remaining 50% interest in Locomotive Leasing Partners LLC (LLP). Rail has held a 50% interest in LLP since its inception in 1995, and at the date of acquisition, this transaction resulted in 100% ownership of the fleet of 486 locomotives by Rail. The $65.0 million purchase price was funded in 2004.
      In December 2002, Rail acquired the remaining 50.5% interest in KVG Kesselwagen Vermietgesellschaft mbH and KVG Kesselwagen Vermietgesellschaft m.b.h. (collectively KVG), a leading European railcar lessor for $56.8 million and assumed $56.0 million of debt. $22.5 million of the purchase price was funded in 2003. Prior to the transaction, which resulted in 100% ownership, Rail held a 49.5% interest in KVG. At date of acquisition, KVG added approximately 9,000 tank cars and specialized railcars to Rail’s wholly owned worldwide fleet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4.	Leases
      The following information pertains to GFC as a lessor:
      Finance Leases — GFC’s finance leases are comprised of direct financing leases and leveraged leases. Investment in direct finance leases consists of lease receivables, plus the estimated residual value of the equipment at the lease termination dates, less unearned income. Lease receivables represent the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.
      Finance leases that are financed principally with nonrecourse borrowings at lease inception and that meet certain criteria are accounted for as leveraged leases. Leveraged lease receivables are stated net of the related nonrecourse debt. Initial unearned income represents the excess of anticipated cash flows (including estimated residual values, net of the related debt service) over the original investment in the lease. The Company recognized net income from leveraged leases (net of taxes) of $6.1 million, $10.7 million and $14.6 million in 2004, 2003 and 2002, respectively.
      The components of the investment in finance leases were (in millions):

	Leveraged		Direct Financing		Total Finance
	Leases		Leases		Leases

	December 31		December 31		December 31

	2004	2003	2004	2003	2004	2003

Total minimum lease payments receivable	$1,146.4	$1,205.3	$171.1	$139.8	$1,317.5	$1,345.1
Principal and interest on third-party nonrecourse debt	(965.5)	(1,009.2)	—	—	(965.5)	(1,009.2)

Net minimum future lease receivable	180.9	196.1	171.1	139.8	352.0	335.9
Estimated unguaranteed residual value of leased assets	108.2	119.9	31.0	22.5	139.2	142.4
Unearned income	(114.9)	(129.6)	(90.4)	(59.5)	(205.3)	(189.1)

Investment in finance leases	174.2	186.4	111.7	102.8	285.9	289.2
Deferred taxes	(91.4)	(90.8)	—	—	(91.4)	(90.8)

Net investment	$82.8	$95.6	$111.7	$102.8	$194.5	$198.4
      Operating Leases — The majority of railcar assets, air assets and certain other equipment leases included in operating lease assets are accounted for as operating leases. Rental income from operating leases is generally reported on a straight-line basis over the term of the lease.
      Rental income on certain leases is based on equipment usage. Usage rents for the years ended December 31, 2004, 2003 and 2002 were $31.7 million, $33.4 million, and $28.9 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Minimum Future Receipts — Minimum future lease receipts from finance leases, net of debt payments for leveraged leases, and minimum future rental receipts from noncancelable operating leases by year end December 31, 2004 were (in millions):

	Finance	Operating
	Leases	Leases	Total

2005	$43.5	$743.6	$787.1
2006	29.5	540.6	570.1
2007	24.5	399.8	424.3
2008	24.0	280.2	304.2
2009	9.8	198.4	208.2
Years thereafter	220.7	346.0	566.7

	$352.0	$2,508.6	$2,860.6

      The following information pertains to GFC as a lessee:
      Capital Leases — Assets that have been leased to customers under operating lease assets and finance leases or otherwise utilized in operations and were financed under capital leases were (in millions):

	December 31

	2004	2003

Railcars and locomotives	$116.4	$155.6
Marine vessels	98.0	134.0
Aircraft	—	15.7

	214.4	305.3
Less: allowance for depreciation	(158.1)	(210.6)

	56.3	94.7
Finance leases	7.5	9.4

	$63.8	$104.1

      Depreciation of capital lease assets is classified as depreciation in the statements of income. Interest expense on the above capital leases was $8.4 million in 2004, $12.0 million in 2003, and $14.1 million in 2002.
      Operating Leases — GFC has financed railcars, aircraft, and other assets through sale-leasebacks that are accounted for as operating leases. GFC has provided a guarantee for a portion of the residual value related to two operating leases. Operating lease expense for the years ended December 31, 2004, 2003, and 2002 was $183.1 million, $185.2 million, and $185.8 million, respectively. Certain operating leases provide options for GFC to renew the leases or purchase the assets at the end of the lease term. The specific terms of the renewal and purchase options vary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future Minimum Rental Payments — Future minimum rental payments due under noncancelable leases at December 31, 2004 were (in millions):

		Recourse	Nonrecourse
	Capital	Operating	Operating
	Leases	Leases	Leases

2005	$16.1	$154.0	$42.3
2006	14.2	145.9	40.0
2007	13.7	134.9	38.8
2008	11.6	137.0	38.9
2009	11.4	137.2	41.1
Years thereafter	45.3	957.1	399.2

	112.3	$1,666.1	$600.3

Less: amounts representing interest	(32.9)

Present value of future minimum capital lease payments	$79.4

      The payments for these leases and certain operating leases do not include the costs of licenses, taxes, insurance, and maintenance that GFC is required to pay.
      The amounts shown for nonrecourse operating leases primarily reflect rental payments of three bankruptcy remote, special-purpose corporations that are wholly owned by GFC. These rentals are consolidated for accounting purposes, but do not represent legal obligations of GFC.
NOTE 5.     Loans
      Loans are recorded at the principal amount outstanding plus accrued interest. The loan portfolio is reviewed regularly, and a loan is classified as impaired when it is probable that GFC will be unable to collect all amounts due under the loan agreement. Since most loans are collateralized, impairment is generally measured as the amount by which the recorded investment in the loan exceeds expected payments plus the fair value of the collateral, and any adjustment is considered in determining the provision for possible losses. Generally, interest income is not recognized on impaired loans until the outstanding principal is recovered. In 2004, GFC recognized $3.1 million in interest income from loans classified as impaired.
      The types of loans in GFC’s portfolio are as follows (in millions):

	December 31

	2004	2003

Equipment	$62.8	$97.2
Venture	26.4	86.3

Total loans	$89.2	$183.5

Impaired loans (included in total)	$13.8	$28.9

      The Company has recorded an allowance for possible losses of $5.7 million and $14.7 million on impaired loans at December 31, 2004 and 2003, respectively. The average balance of impaired loans was $21.4 million, $38.9 million and $45.9 million during 2004, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004, scheduled loan principal due by year was as follows (in millions):

Loan Principal

2005	$33.9
2006	17.6
2007	12.1
2008	11.1
2009	3.7
Years thereafter	10.8

$89.2

NOTE 6.     Allowance for Possible Losses
      The purpose of the allowance is to provide an estimate of credit losses with respect to reservable assets inherent in the investment portfolio. Reservable assets include gross receivables, loans and finance leases. GFC’s estimate of the amount of loss incurred in each period requires consideration of historical loss experience, judgments about the impact of present economic conditions, collateral values, and the state of the markets in which GFC participates, in addition to specific losses for known troubled accounts. GFC charges off amounts that management considers unrecoverable from obligors or through the disposition of collateral. GFC assesses the recoverability of investments by considering factors such as a customer’s payment history and financial position.
      The following summarizes changes in the allowance for possible losses (in millions):

	Year Ended December 31

	2004	2003	2002

Balance at the beginning of the year	$40.6	$61.7	$76.3
(Reversal) provision for losses	(13.7)	4.7	7.8
Charges to allowance	(8.7)	(26.7)	(29.6)
Recoveries and other	1.2	.9	7.2

Balance at the end of the year	$19.4	$40.6	$61.7

      The reversal of provision for losses in 2004 was primarily due to favorable credit experience during the run-off of the venture portfolio and improvements in overall portfolio quality. The charges to the allowance in 2004 were primarily due to charge-offs related to Rail and Specialty investments. The charges to the allowance in 2003 were primarily due to write-offs related to Air and Specialty investments. 2002 charges to the allowance primarily related to write-offs at Specialty, including telecom and steel investments. Other activity in 2003 included a $7.3 million reduction in the allowance related to the sale of Specialty’s U.K. and Canadian venture-related loan portfolios completed in December 2003.
      There were no material changes in estimation methods or assumptions for the allowances during 2004. GFC believes that the allowance is adequate to cover losses inherent in the reservable portfolio as of December 31, 2004. Because the allowance is based on judgments and estimates, it is possible that those judgments and estimates could change in the future, causing a corresponding change in the recorded allowance.
NOTE 7.     Investments in Affiliated Companies
      Investments in affiliated companies represent investments in, and loans to and from, domestic and foreign companies and joint ventures that are in businesses similar to those of GFC, such as commercial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
aircraft leasing, rail equipment leasing and other business activities, including ventures that provide asset residual value guarantees in both domestic and foreign markets.
      The investments in affiliated companies are initially recorded at cost, including goodwill at the acquisition date, and are subsequently adjusted for GFC’s share of affiliates’ undistributed earnings (losses). These investments include net loans to affiliated companies of $279.1 million and $293.7 million at December 31, 2004 and 2003, respectively. Share of affiliates’ earnings includes GFC’s share of interest income on these loans, which offsets the proportional share of the affiliated companies’ interest expense on the loans. Distributions reflect both dividends and the return of principal and reduce the carrying amount of the investment. Distributions received from such affiliates were $146.2 million, $145.8 million, and $148.3 million in 2004, 2003 and 2002, respectively.
      The following table shows GFC’s investments in affiliated companies by segment (in millions):

	December 31

	2004	2003

Rail	$102.5	$140.9
Air	473.8	484.9
Specialty	142.3	221.8

	$718.6	$847.6

      The following table shows GFC’s pre-tax share of affiliates’ earnings by segment (in millions):

	Year Ended December 31

	2004	2003	2002

Rail	$16.6	$12.5	$13.1
Air	26.2	31.6	14.8
Specialty	22.4	22.7	18.2

	$65.2	$66.8	$46.1

      For purposes of preparing the following information, GFC made certain adjustments to the information provided by the joint ventures. Pre-tax income was adjusted to reverse interest expense recognized by the joint ventures on loans from GFC. In addition, GFC recorded its loans to the joint ventures as equity contributions, therefore, those loan balances were reclassified from liabilities to equity.
      Operating results for all affiliated companies held at the end of the year, assuming GFC held a 100% interest, would be (in millions):

	Year Ended December 31

	2004	2003	2002

	(unaudited)
Revenues	$685.1	$688.1	$735.4
Pre-tax income	131.6	117.1	87.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Summarized balance sheet data for all affiliated companies held at the end of the year, assuming GFC held a 100% interest, would be (in millions):

	December 31

	2004	2003

	(unaudited)
Total assets	$5,539.4	$6,133.2
Long-term liabilities	3,225.6	3,697.6
Other liabilities	536.7	525.3
Shareholders’ equity	1,777.1	1,910.3
      At December 31, 2004 and 2003, GFC provided $12.4 million and $17.3 million, respectively, in debt guarantees and $122.0 million and $125.0 million, respectively, in residual value guarantees related to affiliated companies.
NOTE 8.     Goodwill
      Goodwill was $93.9 million and $87.2 million as of December 31, 2004 and 2003, respectively. In accordance with SFAS 142, a review for impairment of long-lived assets is performed at least annually and whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable.
      The following reflects the changes in the carrying value of goodwill related to continuing operations for the period of December 31, 2001 to December 31, 2004 (in millions):

	Rail	Specialty	Total

Balance at December 31, 2001	$41.9	$13.8	$55.7
Goodwill acquired	8.2	.6	8.8
Purchase accounting adjustment	10.5	—	10.5
Reclassification from investments in affiliated companies	29.2	—	29.2
Impairment charges	(34.9)	(14.4)	(49.3)

Balance at December 31, 2002	$54.9	$—	$54.9
Purchase accounting adjustment	16.4	—	16.4
Foreign currency translation adjustment	15.9	—	15.9

Balance at December 31, 2003	$87.2	$—	$87.2
Foreign currency translation adjustment	6.7	—	6.7

Balance at December 31, 2004	$93.9	$—	$93.9

      Rail — In 2002, GFC acquired the remaining interest in KVG. As a result of this transaction, GFC recorded $8.2 million of goodwill. Additionally, the net book value of the goodwill that related to GFC’s previous investments in KVG was $29.2 million. GFC reclassified the $29.2 million goodwill balance related to the previous investments on the Company’s balance sheet from investment in affiliated companies to goodwill as of December 31, 2002.
      In 2002, the purchase accounting adjustment of $10.5 million was related to the finalization of the allocation of the 2001 purchase price of DEC among the amounts assigned to assets and liabilities. GFC relied on the conclusions of an independent appraisal for purposes of assigning value to DEC’s tangible and intangible assets (excluding goodwill). In addition, GFC finalized its plans to integrate and restructure certain functions of DEC’s operations, and in accordance with EITF 95-3 recognized the associated costs of the plan as a liability assumed in a purchase business combination and included the amount in the allocation of acquisition cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In accordance with SFAS 142, the Company completed its review of the goodwill recorded from the DEC acquisition by the third quarter of 2002. Based on that review, the Company determined that all of the goodwill related to DEC was in excess of its fair market value. As a result, the Company recorded a one-time, non-cash impairment charge of $34.9 million in 2002. Such charge is non-operational in nature and recognized as a cumulative effect of accounting change in the 2002 consolidated statement of income. The impairment charge was due primarily to lessened expectations of projected cash flows based on the then current market conditions and a lower, long-term growth rate projected for DEC.
      In 2003, the purchase accounting adjustment of $16.4 million was attributable to the finalization of the allocation of the 2002 purchase price of KVG among the amounts assigned to assets and liabilities. GFC relied on the conclusions of an independent appraisal for purposes of assigning value to KVG’s tangible and intangible assets (excluding goodwill). The adjustment reflects a lower allocation of purchase price to fixed assets as remaining lives were lower than preliminary estimates.
      The carrying amount of goodwill at Rail increased $6.7 million and $15.9 in 2004 and 2003, respectively as a result of foreign currency translation adjustments.
      Specialty — GFC recorded a $14.4 million impairment charge in 2002 for the write-down of goodwill associated with the Company’s plan to exit the former venture finance business.
NOTE 9.     Investment Securities
      Equity securities, generally related to common stock received upon the exercise of warrants received in connection with financing of non-public venture-backed companies, are classified as available-for-sale, carried at fair value and are included in other investments in the consolidated balance sheet. Unrealized gains representing the difference between carrying amount and estimated current fair value, are recorded in the accumulated other comprehensive income (loss) component of shareholders’ equity, net of related tax effects, and totaled $1.6 million and $1.7 million as of December 31, 2004 and 2003, respectively. The Company did not have any unrealized losses on available-for-sale securities as of December 31, 2004 and 2003
      Debt securities which management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. The Company had $24.0 million of investments classified as held-to-maturity as of December 31, 2004 and none at December 31, 2003. All other debt securities are classified as available-for-sale and carried at fair value with net unrealized gains and losses included in shareholders’ equity on an after-tax basis. Interest on debt securities, including amortization of premiums and accretion of discounts, are included in interest income.
      Debt and equity securities are written down to fair value when declines in fair value below the security’s amortized cost basis is determined to be other than temporary.
      Information regarding the Company’s available-for-sale securities is provided in the table below (in millions):

	December 31, 2004		December 31, 2003

	Estimated		Estimated
	Fair Value	Unrealized	Fair Value	Unrealized
	Gross	Gains	Gross	Gains

Equity	$4.7	$2.6	$2.4	$2.4
Debt	—	—	24.0	—

	$4.7	$2.6	$26.4	$2.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Information regarding the Company’s held-to-maturity securities is provided in the table below (in millions):

	December 31, 2004			December 31, 2003

	Net	Estimated		Net	Estimated
	Carrying	Fair Value	Unrealized	Carrying	Fair Value	Unrealized
	Amount	Gross	Gains	Amount	Gross	Gains

Debt	24.0	24.0	—	—

	$24.0	$24.0	$—	$—	$—	$—

      Debt securities at December 31, 2004 mature as follows (in millions):

Total

2005	$1.0
2006	8.0
2007	15.0
2008	—
2009	—

$24.0

      Proceeds and realized gains from sales of available-for-sale securities, generally related to common stock received upon the exercise of warrants received in connection with financing of non-public, venture backed companies, totaled $31.1 million in 2004, $7.3 million in 2003 and $3.9 million in 2002.
      Upon the adoption of SFAS No. 133, as amended, warrants are accounted for as derivatives, with prospective changes in fair value recorded in current earnings. Accordingly, upon the conversion of warrants and subsequent sale of stock, any amounts previously recorded in fair value adjustments for derivatives related to the warrants are reclassified to gain on sale of securities in the income statement. Refer to Note 13 to the Company’s financial statements for further information regarding the Company’s warrants.
      During the years ended December 31, 2004, 2003 and 2002, $.5 million, $4.4 million, and $2.4 million, net of tax, respectively, were reclassified from accumulated other comprehensive income (loss) for gains realized and included in net income. The Company used specific identification as the basis to determine the amount reclassified from accumulated other comprehensive income (loss) to earnings.

NOTE 10.	Other Assets
      The following table summarizes the components of other assets reported on the consolidated balance sheets (in millions):

	December 31

	2004	2003

Fair value of derivatives	$25.8	$55.9
Deferred financing costs	42.4	35.2
Prepaid items, including pension and other	22.6	51.9
Furniture, fixtures and other equipment, net of accumulated depreciation	7.1	13.7
Inventory	25.8	25.6

	$123.7	$182.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11.	Commercial Paper and Bank Credit Facilities
      Commercial paper and bank credit facilities (in millions) and weighted average interest rates as of year end were:

	December 31

	2004	2003

Commercial paper and bank credit facilities balance	$72.1	$15.9
Commercial paper and bank credit facilities rate	3.03%	2.73%
      In 2004, GFC has entered into a credit agreement with a group of financial institutions for $545.0 million comprised of a $445.0 million three-year senior unsecured revolving credit facility maturing in May 2007, and a $100.0 million five-year senior unsecured term loan, with a delayed draw feature effective for one year (through May 2005) maturing in May 2009. The new agreement replaced three separate revolving credit facilities previously in place at GFC. At December 31, 2004, availability under the revolving credit facility was $362.9 million with $27.1 million of letters of credit issued and backed by the facility, $30.0 million drawn on the facility and $25.0 million of commercial paper issued. The full amount of the $100.0 million unsecured term loan was available. Annual commitment fees for the revolving credit agreements are based on a percentage of the commitment and totaled approximately $1.2 million, $1.4 million and $1.3 million for 2004, 2003 and 2002, respectively.
      The revolving credit facility and unsecured term loan contain various restrictive covenants, including requirements to maintain a defined net worth and a fixed charge coverage ratio. In addition, both contain certain negative pledge provisions, including an asset coverage test, and a limitation on liens condition for borrowings on the facility and the term loan.
      As defined in the credit facility and term loan, the net worth of GFC at December 31, 2004 was $1.8 billion, which was in excess of the minimum net worth requirement of $1.1 billion. Additionally, the ratio of earnings to fixed charges as defined in the credit facility and term loan was 2.6x for the period ended December 31, 2004, in excess of the minimum covenant ratio of 1.3x. At December 31, 2004, GFC was in compliance with the covenants and conditions of the credit facility.
      The indentures for GFC’s public debt also contain restrictive covenants, including limitations on loans, advances or investments in related parties (including the parent company) and dividends it may distribute to GATX. Some of the indentures also contain limitation on lien provisions that limit the amount of secured indebtedness that GFC may incur, subject to several exceptions, including those permitting an unlimited amount of purchase money indebtedness and nonrecourse indebtedness. In addition to the other specified exceptions, GFC would be able to incur liens securing a maximum of $717.1 million of additional indebtedness as of December 31, 2004 based on the most restrictive limitation on liens provision. At December 31, 2004, GFC was in compliance with the covenants and conditions of the indentures.
      The covenants in the credit facilities and indentures effectively limit the ability of GFC to transfer funds to GATX in the form of loans, advances or dividends. At December 31, 2004, the maximum amount that GFC could transfer to GATX without violating its financial covenants was $843.1 million, implying that $545.9 million of subsidiary net assets were restricted. Restricted assets are defined as the subsidiary’s equity, less intercompany receivables from the parent company, less the amount that could be transferred to the parent company.
      In addition to the credit facility and indentures, GFC and its subsidiaries are subject to financial covenants related to certain bank financings. Some bank financings include coverage and net worth financial covenants as well as negative pledges. One financing contains a leverage covenant, while another financing contains leverage and cash flow covenants that are specific to a subsidiary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      GFC does not anticipate any covenant violation in the credit facility, bank financings, or indenture, nor does GFC anticipate that any of these covenants will restrict its operations or its ability to procure additional financing.

NOTE 12.	Debt Obligations
      Debt obligations (in millions) and the range of interest rates as of year end were:

			December 31
		Final
	Interest Rates	Maturity	2004	2003

Variable Rate
Term notes and other obligations	2.41% – 4.65%	2005-2016	$1,041.9	$1,126.0
Nonrecourse obligations	2.71% – 3.42%	2005-2015	90.0	94.6

			1,131.9	1,220.6
Fixed Rate
Term notes and other obligations	4.05% – 8.88%	2005-2023	1,471.5	1,751.6
Nonrecourse obligations	8.30%	2007	3.5	4.7

			1,475.0	1,756.3

			$2,606.9	$2,976.9

      Maturities of GFC’s debt as of December 31, 2004, for the next five years were (in millions):

	Term Notes
	and Other	Nonrecourse	Total

2005	$356.9	$6.0	$362.9
2006	570.4	5.9	576.3
2007	102.4	4.8	107.2
2008	274.6	2.3	276.9
2009	462.3	2.5	464.8
      At December 31, 2004, certain aircraft, railcars, and other equipment with a net carrying value of $1,179.9 million were pledged as collateral for $942.8 million of notes and obligations.
      Nonrecourse debt of $10.9 million and $15.0 million was borrowed by SPEs which were wholly owned and consolidated by GFC in 2004 and 2003, respectively. The creditors of the SPEs have no recourse to the general credit of GFC.
      In June 2004, GFC completed a debt exchange transaction for portions of three series of notes due in 2006 (“Old Notes”) for a new series of 6.273% Notes due in 2011 (“New Notes”). The Old Notes are comprised of the 6 3/4% Notes due March 1, 2006, the 7 3/4% Notes due December 1, 2006, and the 6 7/8% Notes due December 15, 2006. A total of $165.3 million of Old Notes were tendered in the transaction. As part of the exchange, a premium to par value of $13.5 million was paid to noteholders that participated in the transaction. The premium included an amount reflecting the current market value of the notes above par at the date of exchange plus an inducement fee for entering into the exchange.
      Interest expense capitalized as part of the cost of construction of major assets was $1.9 million, $4.2 million and $15.8 million in 2004, 2003 and 2002, respectively.

NOTE 13.	Fair Value of Financial Instruments
      GFC may enter into derivative transactions in accordance with its policy for the purposes of reducing earnings volatility and hedging specific financial exposures, including movements in foreign currency

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
exchange rates and changing interest rates on debt securities. These instruments are entered into for hedging purposes only to manage underlying exposures. GFC does not hold or issue derivative financial instruments for purposes other than hedging, except for warrants, which are not designated as accounting hedges under SFAS No. 133, as amended.
      Fair Value Hedges — GFC uses interest rate swaps to convert fixed rate debt to floating rate debt and to manage the fixed to floating rate mix of the debt portfolio. The fair value of interest rate swap agreements is determined based on the differences between the contractual rate of interest and the rates currently quoted for agreements of similar terms and maturities. As of December 31, 2004, maturities for interest rate swaps designated as fair value hedges range from 2005-2009.
      Cash Flow Hedges — GFCs interest expense is affected by changes in interest rates as a result of its use of variable rate debt instruments, including commercial paper and other floating rate debt. GFC uses interest rate swaps and forward starting interest rate swaps to convert floating rate debt to fixed rate debt and to manage the floating to fixed rate ratio of the debt portfolio. The fair value of interest rate swap agreements is determined based on the differences between the contractual rate of interest and the rates currently quoted for agreements of similar terms and maturities. As of December 31, 2004, maturities for interest rate swaps qualifying as cash flow hedges range from 2005-2012.
      GFC enters into currency swaps, currency and interest rate forwards, and Treasury note derivatives as hedges to manage its exposure to interest rate and currency exchange rate risk on existing and anticipated transactions. The fair values of currency swaps, currency and interest rate forwards, and Treasury note derivatives are based on interest rate swap rates, LIBOR futures, currency rates, and current forward foreign exchange rates. As of December 31, 2004, maturities for these hedges range from 2005-2013.
      As of December 31, 2004, GFC expects to reclassify $1.0 million of net losses on derivative instruments from accumulated other comprehensive income (loss) to earnings within the next twelve months related to various hedging transactions.
      Other Derivatives — GFC obtains warrants from non-public, venture-backed companies in connection with its financing activities. Upon adoption of SFAS No. 133, as amended, these warrants were accounted for as derivatives. Upon receipt, fair value is generally not ascertainable due to the early stage nature of the investee companies. Accordingly, assigned values are nominal. Prior to an initial public offering (IPO) of these companies, the fair value of pre-IPO warrants is deemed to be zero. Accordingly, no amounts were recognized in earnings for changes in fair value of pre-IPO warrants. The fair value of warrants subsequent to the IPO is based on currently quoted prices of the underlying stock.
      Other Financial Instruments — The fair value of other financial instruments represents the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate the fair value of other financial instruments:
      The carrying amount of cash and cash equivalents, restricted cash, rent receivables, accounts payable, and commercial paper and bank credit facilities approximates fair value because of the short maturity of those instruments. Also, the carrying amount of variable rate loans approximates fair value.
      The fair value of fixed rate loans was estimated using discounted cash flow analyses, at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.
      The fair value of variable and fixed rate debt was estimated by performing a discounted cash flow calculation using the term and market interest rate for each note based on GFC’s current incremental borrowing rates for similar borrowing arrangements. Portions of variable rate debt have effectively been converted to fixed rate debt by utilizing interest rate swaps (GFC pays fixed rate interest, receives floating rate interest). Portions of fixed rate debt have effectively been converted to floating rate debt by utilizing interest rate swaps (GFC pays floating rate interest, receives fixed rate interest). In such instances, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
increase (decrease) in the fair value of the variable or fixed rate debt would be offset in part by the increase (decrease) in the fair value of the interest rate swap.
      The following table sets forth the carrying amounts and fair values of GFC’s financial instruments (in millions):

	December 31

	2004	2004	2003	2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets
Loans — fixed	$65.8	$61.2	$159.0	$146.8
Derivative instruments:
Cash flow hedges	2.1	2.1	14.6	14.6
Fair value hedges	23.7	23.7	41.3	41.3

Total derivative instruments	25.8	25.8	55.9	55.9

	$91.6	$87.0	$214.9	$202.7

Liabilities
Commercial paper and bank credit facilities	$72.1	$72.1	$15.9	$15.9
Debt — fixed	1,475.0	1,580.5	1,756.3	1,888.1
Debt — variable	1,131.9	1,131.0	1,220.6	1,222.6
Derivative instruments:
Cash flow hedges	33.9	33.9	36.8	36.8

	$2,712.9	$2,817.5	$3,029.6	$3,163.4

      In the event that a counterparty fails to meet the terms of the interest rate swap agreement or a foreign exchange contract, GFC’s exposure is limited to the market value of the swap if in GFC’s favor. GFC manages the credit risk of counterparties by dealing only with institutions that the Company considers financially sound and by avoiding concentrations of risk with a single counterparty. GFC considers the risk of non-performance to be remote.

NOTE 14.	Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. U.S. income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates that GFC intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $246.4 million at December 31, 2004.
      In prior years, GATX assumed a portion of GFC’s deferred tax liability in exchange for cash payments received from GFC. GATX contributed an amount equal to the aggregate of cash received to GFC in exchange for shares of preferred stock which are currently outstanding. Subsequently, GFC reacquired a portion of these deferred taxes and at December 31, 2004 the remaining balance assumed by GATX was $78.9 million, which is shown as a deferred tax adjustment in the table below.
      The American Jobs Creation Act of 2004 introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision) provided certain criteria are met. The repatriation provision is available to GFC for the year ended December 31, 2005. GFC has historically maintained that undistributed earnings of its foreign subsidiaries and affiliates were intended to be permanently reinvested in those foreign operations. GFC is currently evaluating the effect of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the repatriation provision on its plan for reinvestment or repatriation of foreign earnings. The range of reasonably possible amounts of unremitted earnings considered for repatriation, and the income tax effects of such repatriation cannot be estimated with certainty at this time. It is anticipated that the evaluation of the effect of the repatriation provision will be completed during the third quarter of 2005.
      Significant components of GFC’s deferred tax liabilities and assets were (in millions):

	December 31

	2004	2003

Deferred Tax Liabilities
Book/tax basis difference due to depreciation	$383.7	$308.6
Leveraged leases	91.4	90.8
Investments in affiliated companies	173.6	135.9
Lease accounting (other than leveraged)	195.9	248.0
Other	50.3	48.0

Total deferred tax liabilities	894.9	831.3

Deferred Tax Assets
Net operating loss carryforward	—	21.7
Accruals not currently deductible for tax purposes	52.9	62.9
Allowance for possible losses	9.7	18.3
Post-retirement benefits other than pensions	—	15.5
Other	4.2	19.3

Total deferred tax assets	66.8	137.7
Deferred tax adjustment	78.9	78.9

Net deferred tax liabilities	$749.2	$614.7

      GFC and its U.S. subsidiaries are included in the consolidated federal income tax return of GATX. Income taxes are allocated based on GFC’s contribution to the consolidated tax position. At December 31, 2004, GATX had a consolidated U.S. federal net operating loss carryforward of approximately $131.3 million. A valuation allowance for recorded deferred tax assets has not been provided as management expects such benefits to be fully utilized.
      The domestic and foreign components of income before income tax from continuing operations consisted of (in millions):

	Year Ended December 31

	2004	2003	2002

Domestic	$252.1	$94.3	$43.3
Foreign	66.6	45.7	43.4

	$318.7	$140.0	$86.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income taxes for continuing operations consisted of (in millions):

	Year Ended December 31

	2004	2003	2002

Current
Domestic:
Federal	$(30.0)	$6.7	$(77.1)
State and local	3.7	(2.7)	(5.9)

	(26.3)	4.0	(83.0)
Foreign	16.8	10.2	12.5

	(9.5)	14.2	(70.5)
Deferred
Domestic:
Federal	112.1	14.1	85.0
State and local	11.5	9.2	5.7

	123.6	23.3	90.7
Foreign	1.3	6.0	6.2

	124.9	29.3	96.9

Income tax provision	$115.4	$43.5	$26.4

Income taxes (recovered)	$(66.9)	$(60.5)	$(25.5)

      The tax amount recovered in 2003 is net of $28.7 million paid to the Internal Revenue Service (IRS) and allocable to GFC to settle all disputed tax issues related to the audits for the years 1992 to 1997.
      The reasons for the difference between GFC’s effective income tax rate and the federal statutory income tax rate were (in millions):

	Year Ended December 31

	2004	2003	2002

Income taxes at federal statutory rate	$111.5	$49.0	$30.4
Adjust for effect of:
Extraterritorial income exclusion	(1.4)	(1.7)	(5.7)
Tax rate decrease on deferred taxes	(2.4)	(1.8)	—
State income taxes	9.9	2.4	—
Tax audit (recovery)	—	(4.6)	—
Foreign income tax rates	(2.3)	.1	1.7
Other	.1	.1	—

Income tax provision	$115.4	$43.5	$26.4

Effective income tax rate	36.2%	31.1%	30.4%

      The extraterritorial income exclusion (ETI) is an exemption from U.S. federal income tax for the lease of U.S. manufactured equipment to foreign lessees. The benefit recorded in 2002 included both the 2001 and 2002 amounts. ETI was repealed for years after 2004 with a reduced benefit allowable in 2005 and 2006 under transition rules.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax rate decrease on deferred taxes recorded in 2004 and 2003 is the result of changes in foreign income tax rates enacted in those years.
      State income taxes are provided on domestic pre-tax income or loss. The effect of state income tax on the overall income tax rate is impacted by the amount of domestic income subject to state taxes relative to total income from all sources.
      The recovery of tax audit reserve in 2003 is the reversal of prior year tax audit accruals as a result of the favorable resolution and final settlement with the IRS of all issues in the 1995 to 1997 audit.
      The effective income tax rate is impacted by foreign taxes on the earnings of foreign subsidiaries and affiliates which are imposed at rates that are higher or lower than the U.S. federal statutory rate. Foreign taxes are also withheld on certain payments received by the Company from foreign sources. The net amount of foreign tax that exceeds or is less than the U.S. statutory rate of tax on foreign earnings is shown above. The foreign income tax rate effects exclude the impact on deferred taxes of enacted changes in foreign rates, which are identified separately.
      The Company’s U.S. income tax returns have been audited through 1997 and all issues for that period have been settled with the IRS. An audit by the IRS of the Company’s U.S. tax returns for the period 1998 through 2002 is currently in process. During 2004, the IRS challenged certain deductions claimed by the Company with respect to two structured leasing investments. GFC believes that its tax position related to these transactions was proper based upon applicable statutes, regulations and case law in effect at the time the transactions were entered into. GFC and the IRS are conducting settlement discussions with respect to these transactions. However, resolution of this matter has not concluded and may ultimately be litigated. Excluding the leasing investments matter, the Company expects the IRS to complete its 1998-2002 audit in 2005. Certain of the Company’s subsidiaries are under audits for various periods in various state and foreign jurisdictions. The Company believes its reserves established for potential assessments, including interest and penalties with respect to the leasing transactions, and other open tax issues are reasonable. Once established, reserves are adjusted only when circumstances, including final resolution of an issue, require.
NOTE 15.     Pension and Other Post-Retirement Benefits
      GFC contributed to pension plans sponsored by GATX that cover substantially all employees. Benefits payable under the pension plans are based on years of services and/or final average salary. The funding policy for the pension plans is based on an actuarially determined costs method allowable under Internal Revenue Service regulations.
      Contributions to the GATX plans are allocated to GFC on the basis of payroll costs. GFC’s allocated share of the contributions to these plans was $2.3 million, $2.1 million and $26.6 million in 2004, 2003 and 2002, respectively.
      Periodic (benefits) costs pertaining to the GATX plans are allocated to GFC on the basis of payroll costs with respect to normal cost and on the basis of actuarial determinations for prior service cost. Ongoing pension (benefits) for continuing operations for 2004, 2003 and 2002 were $(1.8) million, $(1.8) million and $(.4) million, respectively. Plan benefit obligations, plan assets, and the components of net periodic costs for individual subsidiaries of GATX, including GFC, have not been determined.
      In addition to periodic benefits, special termination pension benefit expenses of $.2 million were incurred in 2002 for certain incremental benefits paid to terminated or retired employees.
      In addition to the pension plans, GFC’s has other post-retirement plans providing health care, life insurance and other benefits for certain retired domestic employees who meet established criteria. Most domestic employees are eligible for health care and life insurance benefits if they retire from GFC with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
immediate benefits under the GATX pension plan. The plans are either contributory or noncontributory, depending on various factors.
      The following tables set forth other post-retirement obligations as of December 31 (in millions):

	December 31

	2004	2003
	Retiree Health	Retiree Health
	and Life	and Life

Change in Benefit Obligation
Benefit obligation at beginning of year	$57.3	$56.9
Service cost	.4	.3
Interest cost	3.5	3.8
Actuarial loss	7.3	4.3
Curtailments	(.4)	—
Benefits paid	(6.0)	(8.0)
Medicare impact	(3.4)	—

Benefit obligation at end of year	$58.7	$57.3

Change in Fair Value of Plan Assets
Plan assets at beginning of year	$—	$—
Company contributions	6.0	8.0
Benefits paid	(6.0)	(8.0)

Plan assets at end of year	$—	$—

Funded Status
Funded status of the plan	$(58.7)	$(57.3)
Unrecognized net loss	16.5	13.3

Accrued cost	$(42.2)	$(44.0)

Amount Recognized
Prepaid benefit cost	$—	$—
Accrued benefit liability	(42.2)	(44.0)

Total recognized	$(42.2)	$(44.0)

      During 2004, certain corporate employees and related support and administration activities were transferred to the parent company. As part of this internal reorganization, the accrued benefit liability of $42.2 million referenced above was also transferred. Other post retirement expense will continue to be allocated to GFC consistent with the methodology utilized in prior periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004	2003	2002
	Retiree Health	Retiree Health	Retiree Health
	and Life	and Life	and Life

Service cost	$.4	$.3	$.3
Interest cost	3.5	3.8	3.9
Amortization of:
Unrecognized net loss	.5	.5	.1

Ongoing net costs	4.4	4.6	4.3

Recognized gain due to curtailment	(.2)	—	—

Net costs	$4.2	$4.6	$4.3

      The previous tables include amounts allocated each year to discontinued operations, all of which were immaterial. Amounts shown for the curtailment gain and special termination expense resulted from the Technology sale.
      Assumptions as of December 31:

	2004	2003

Post-retirement benefit plans:
Discount rate	5.75%	6.25%
Rate of comprehensive increases	4.50%	5.00%
      The health care cost trend rate has a significant effect on the other post-retirement benefit cost and obligation. The assumed health care cost trend rate for 2004 was 8.50% for participants over the age of 65 and 10.00% for participants under the age of 65. The assumed health care cost trend rate anticipated for 2005 will be 9.00% for participants over the age of 65 and 8.00% for participants under the age of 65. Over a five-year period, the trend rates will decline gradually to 6.00% and remain at that level thereafter.
      A one-percentage-point change in the trend rate would have the following effects (in millions):

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost	$.2	$(.2)
Effect on post-retirement benefit obligation	3.8	(3.5)
      GFC expects to contribute approximately $1.6 million to its pension plans (domestic and foreign) and approximately $6.0 million to its other post-retirement benefit plans in 2005. Allocation from GATX of additional contributions will be dependent on a number of factors including plan asset investment returns and actuarial experience. Subject to the impact of these factors, GFC may make additional material plan contributions.
      In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was enacted. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) that provides several options for Medicare eligible participants and employers, including a federal subsidy payable to companies that elect to provide a retiree prescription drug benefit which is at least actuarially equivalent to Medicare Part D. During the third quarter of 2004, GFC concluded its evaluation of the provisions of the Act and elected to maintain its drug program entitling it to the subsidy available under the Medicare Act. The impact of the Medicare Act was accounted for in accordance with FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” and was recognized during 2004 resulting in a reduction in the accumulated post-retirement benefit obligation of $3.4 million and a decrease to net other post-retirement benefit expense of $.3 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 16.     Concentrations, Off-Balance Sheet Items and Other Contingencies
Concentrations
      Concentration of Revenues — GFC’s revenues are derived from a wide range of industries and companies. Approximately 19% of total revenues are generated from customers in the chemical industry; for similar services, 15% of revenues are derived from the petroleum industry and 12% of revenues are derived from the commercial jet aircraft industry. GFC’s foreign identifiable revenues include earnings in affiliated companies as well as fully consolidated railcar operations in Canada, Mexico, Poland, Austria and Germany. The Company did not derive revenues in excess of 10% of consolidated revenues from any one foreign country for the years ended December 31, 2004 and 2003. In 2002, Canada contributed 12% to total GFC’s revenues and share of affiliates’ earnings from continuing operations.
      Concentration of Credit Risk — Under its lease agreements with lessees, GFC retains legal ownership of the asset except where such assets have been financed by sale-leasebacks. For most loan financings to customers, the loan is collateralized by the equipment. GFC performs credit evaluations prior to approval of a lease or loan contract. Subsequently, the creditworthiness of the customer and the value of the collateral are monitored on an ongoing basis. GFC maintains an allowance for possible losses to provide for potential losses that could arise should customers become unable to discharge their obligations to GFC. The Company did not derive revenues in excess of 10% of consolidated revenues from any one customer for any of the three years ended December 31, 2004, 2003 and 2002.
Off-Balance Sheet Items
      Unconditional Purchase Obligations — At December 31, 2004, GFC’s unconditional purchase obligations of $522.3 million consisted primarily of railcar commitments and scheduled aircraft acquisitions over the period of 2005 through 2008. GFC had commitments of $327.8 million related to the committed railcar purchase program, entered into in 2002. GFC also had commitments of $74.1 million for orders and options for interests in two new aircraft to be delivered in 2006. Unconditional purchase obligations also include $115.1 million of other rail related commitments. GFC has an obligation under the terms of the DEC acquisition agreement to cause DEC to make qualified investments of $23.9 million by December 31, 2005. To the extent there are no satisfactory investment opportunities during 2005, DEC may invest in long-term securities for purposes of future investment.
      Commercial Commitments — In connection with certain investments or transactions, GFC has entered into various commercial commitments, such as guarantees and standby letters of credit, which could potentially require performance in the event of demands by third parties. Similar to GFC’s balance sheet investments, these guarantees expose GFC to credit, market and equipment risk; accordingly, GFC evaluates its commitments and other contingent obligations using techniques similar to those used to evaluate funded transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table shows GFC’s commercial commitments for continuing operations (in millions):

	December 31

	2004	2003

Affiliate debt guarantees — recourse to GFC	$12.4	$17.3
Asset residual value guarantees	437.6	579.5
Loan payment guarantee — parent company convertible debt	300.0	300.0
Lease and loan payment guarantees	57.0	56.6
Other loan guarantees	—	.1

Total guarantees	807.0	953.5
Standby letters of credit and bonds	28.9	28.4

	$835.9	$981.9

      At December 31, 2004, the maximum potential amount of lease, loan or residual value guarantees under which GFC or its subsidiaries could be required to perform was $807.0 million. The related carrying value of the guarantees on the balance sheet, including deferred revenue primarily associated with residual value guarantees entered into prior to the effective date of FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, was a liability of $3.1 million. The expirations of these guarantees range from 2005 to 2017. Any liability resulting from GFC’s performance pursuant to the residual value guarantees will be reduced by the value realized from the underlying asset or group of assets. Historically, gains associated with the residual value guarantees have exceeded any losses incurred and are recorded in asset remarketing income in the consolidated statements of income. Based on known facts and current market conditions, management does not believe that the asset residual value guarantees will result in any significant adverse financial impact to the Company. Accordingly, the Company has not recorded any accrual for contingent losses with respect to the residual value guarantees as of December 31, 2004. GFC believes these asset residual value guarantees will likely generate future income in the form of fees and residual sharing proceeds.
      Asset residual value guarantees represent GFC’s commitment to third parties that an asset or group of assets will be worth a specified amount at the end of a lease term. Revenue is earned for providing these asset value guarantees in the form of an initial fee (which is amortized into income over the guaranteed period) and by sharing in any proceeds received upon disposition of the assets to the extent such proceeds are in excess of the amount guaranteed (which is recorded when realized).
      Lease and loan payment guarantees generally involve guaranteeing repayment of the financing utilized to acquire assets being leased by an affiliate to customers, and are in lieu of making direct equity investments in the affiliate. GFC is not aware of any event of default which would require it to satisfy these guarantees, and expects the affiliates to generate sufficient cash flow to satisfy their lease and loan obligations.
      GFC and its subsidiaries are also parties to outstanding letters of credit and bonds primarily related to workers’ compensation and general liability insurance coverages. In GFC’s past experience, virtually no claims have been made against these financial instruments. At December 31, 2004, management does not expect any material losses to result from these off-balance sheet instruments because performance is not expected to be required, and, therefore, is of the opinion that the fair value of these instruments is zero.
Other Contingencies
      Environmental — The Company’s operations are subject to extensive federal, state and local environmental regulations. GFC’s operating procedures include practices to protect the environment from

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the risks inherent in railcar leasing, which frequently involve transporting chemicals and other hazardous materials. Additionally, some of GFC’s land holdings, including previously owned properties, are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, GFC is subject to environmental cleanup and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for cleanup and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. GFC has been notified that it is a potentially responsible party (PRP) for study and cleanup costs at six (6) Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, GFC may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, GFC may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, GFC generally participates in the cleanup of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on relative volumetric contribution of material, the amount of time the site was owned or operated, and/or the portion of the total site owned or operated by each PRP.
      At the time a potential environmental issue is identified, initial reserves for environmental liability are established when such liability is probable and a reasonable estimate of associated costs can be made. Environmental costs are based on the estimated costs associated with the type and level of investigation and/or remediation activities that our internal environmental staff (and where appropriate, independent consultants) have determined to be necessary to comply with applicable laws and regulations and include initial site surveys and environmental studies of potentially contaminated sites as well as costs for remediation and restoration of sites determined to be contaminated. In addition, GFC has provided indemnities for potential environmental liabilities to buyers of divested companies. In these instances, reserves are based on the scope and duration of the respective indemnities together with the extent of known contamination. Estimates are periodically reviewed and adjusted as required to reflect additional information about facility or site characteristics or changes in regulatory requirements. GFC conducts an ongoing environmental contingency analysis, which considers a combination of factors including independent consulting reports, site visits, legal reviews, analysis of the likelihood of participation in and the ability of other PRPs to pay for cleanup, and historical trend analyses. GFC does not believe that a liability exists for known environmental risks beyond what has been provided for in the environmental reserve.
      GFC is involved in a number of administrative and judicial proceedings and other mandatory cleanup efforts at approximately eleven (11) sites, including the Superfund sites, at which it is participating in the study or cleanup, or both, of alleged environmental contamination. The Company recognized environmental expense of $13.3 million in 2004 which consisted of $15.5 million for the Staten Island property sold, offset by a Rail reserve reduction as a result of favorable resolution of certain environmental matters. GFC did not recognize an environmental expense in 2003 or 2002 GFC paid $0.4 million, $1.4 million and $1.0 million during 2004, 2003 and 2002, respectively, for mandatory and unasserted claims cleanup efforts, including amounts expended under federal and state voluntary cleanup programs. GFC has recorded liabilities for remediation and restoration of all known sites of $37.5 million at December 31, 2004, compared with $26.0 million at December 31, 2003. These amounts are included in other liabilities on GFC’s balance sheet. GFC’s environmental liabilities are not discounted. GFC anticipates that the majority of the accrued costs at December 31, 2004, will be paid over the next five years and no individual site is considered to be material.
      The Company did not materially change its methodology for identifying and calculating environmental liabilities in the three years presented. There are currently no known trends, demands, commitments,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
events or uncertainties that are reasonably likely to occur and materially affect the methodology or assumptions described above.
      Recorded liabilities include GFC’s best estimates of all costs for remediation and restoration of affected sites, without reduction for anticipated recoveries from third parties, and include both asserted and unasserted claims. However, GFC’s total cleanup costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required; evolving environmental laws and regulations; advances in environmental technology, the extent of other parties’ participation in cleanup efforts; developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, management believes it is unlikely any identified matters, either individually or in the aggregate, will have a material adverse effect on GFC’s results of operations, financial position or liquidity.
      Legal — GFC and its subsidiaries have been named as defendants in a number of other legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters, workers’ compensation claims by GFC employees and other personal injury claims. Some of the legal proceedings include claims for punitive as well as compensatory damages. Several of the Company’s subsidiaries have also been named as defendants or co-defendants in cases alleging injury relating to asbestos. In these cases, the plaintiffs seek an unspecified amount of damages based on common law, statutory or premises liability or, in the case of ASC, the Jones Act, which makes limited remedies available to certain maritime employees. In addition, demand for indemnity with respect to asbestos-related claims filed against a former subsidiary has been made against the Company under a limited indemnity given in connection with the sale of such subsidiary. The number of these claims and the corresponding demands for indemnity against the Company increased in the aggregate 2004. It is possible that the number of these claims could continue to grow and that the cost of these claims could correspondingly increase in the future.
      The amounts claimed in some of the above-described proceedings are substantial and the ultimate liability cannot be determined at this time. However, it is the opinion of management that amounts, if any, required to be paid by GFC and its subsidiaries in the discharge of such liabilities are not likely to be material to GFC’s consolidated financial position or results of operations. Adverse court rulings or changes in applicable law could affect claims made against GFC and its subsidiaries, and increase the number, and change the nature, of such claims.
NOTE 17.     Advances to Parent
      Interest income on advances to GATX, which is included in gross income on the income statement, was $23.2 million in 2004, $24.7 million in 2003 and $26.2 million in 2002. These advances have no fixed maturity date. Interest income on advances to GATX was based on an interest rate that is adjusted annually in accordance with an estimate of applicable rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 18.     Accumulated Other Comprehensive Income (Loss)
      The change in components for accumulated other comprehensive income (loss) are as follows (in millions):

	Foreign	Unrealized	Unrealized
	Currency	Gain (Loss)	Loss on
	Translation	on	Derivative
	Gain (Loss)	Securities	Instruments	Total

Balance at December 31, 2001	$(56.8)	$3.5	$(15.8)	$(69.1)
Change in component	(5.3)	.5	(3.6)	(8.4)
Reclassification adjustments into earnings	—	(3.9)	(.2)	(4.1)
Income tax effect	—	1.3	1.4	2.7

Balance at December 31, 2002	(62.1)	1.4	(18.2)	(78.9)
Change in component	78.2	7.7	(38.4)	47.5
Reclassification adjustments into earnings	(2.8)	(7.2)	(.3)	(10.3)
Income tax effect	—	(.2)	14.4	14.2

Balance at December 31, 2003	13.3	1.7	(42.5)	(27.5)
Change in component	55.5	1.1	(1.9)	54.7
Reclassification adjustments into earnings	—	2.5	(.2)	2.3
Income tax effect		(1.4)	.5	(.9)

Balance at December 31, 2004	$68.8	$3.9	$(44.1)	$28.6

NOTE 19.     Supplemental Cash Flow Information
      The following tables summarize the components of portfolio proceeds and discontinued operations reported on the consolidated statement of cash flows (in millions):
Portfolio proceeds

	Year Ended December 31

	2004	2003	2002

Finance lease rents received, net of earned income and leveraged lease nonrecourse debt service	$26.0	$20.5	$54.6
Loan principal received	110.8	281.7	252.4
Proceeds from asset remarketing	77.3	104.7	164.4
Proceeds from sale of securities	28.1	7.3	3.9
Investment recovery from investments in affiliated companies	113.3	126.4	113.3

	$355.5	$540.6	$588.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Discontinued operations

	2004	2003	2002

Operating Activities
Net cash provided	$35.0	$140.9	$193.4
Investing Activities
Portfolio investments and capital additions	(128.6)	(246.4)	(253.8)
Portfolio proceeds	95.1	218.9	294.2
Net proceeds from sale of segment	256.2	—	3.2

Net cash provided by (used in) investing activities	222.7	(27.5)	43.6
Financing Activities
Net proceeds from issuance of debt	76.5	220.2	252.3
Repayment of debt	(137.5)	(286.0)	(367.4)

Net cash used in financing activities	(61.0)	(65.8)	(115.1)

Cash provided by discontinued operations, net	$196.7	$47.6	$121.9

      Cash paid for interest and recovered for income taxes were as follows (in millions):

	Year Ended December 31

	2004	2003	2002

Interest	$150.1	$176.6	$206.6
Taxes recovered	(66.9)	(60.5)	(25.5)
      Significant items resulting from investing or financing activities of the Company that did not impact cash flows were (in millions):

	Year Ended December 31

	2004	2003	2002

Asset disposition-leveraged lease commitment	$—	$184.9	$—
Liability disposition-leveraged lease commitment	—	183.4	—
Debt acquired	—	—	56.0
Extinguished debt	291.5	—	—
      In 2004, GFC completed the sale of GATX Technology (Technology) and $291.5 million of nonrecourse debt was assumed by the acquirer.
      In 2003, GFC disposed of a leveraged lease commitment on passenger rail equipment. $184.9 million of assets were sold, including $108.4 million of restricted cash and $48.0 million of progress payments. In addition, $183.4 million of liabilities, primarily nonrecourse debt, were assumed by the acquirer.
      In 2002, the Company acquired KVG and assumed $56.0 million of debt.
NOTE 20.     Discontinued Operations
      Consistent with GFC’s strategy of focusing on the company’s core businesses, railcar and aircraft leasing, GFC sold its Technology business during 2004. On June 30, 2004, GFC completed the sale of substantially all the assets and related nonrecourse debt of Technology and its Canadian affiliate to CIT Group Inc. for net proceeds of $234.1 million. Subsequently, the remaining assets consisting primarily of interest in two joint ventures were sold by year end. Financial data for the Technology segment has been segregated as discontinued operations for all periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Technology’s income from operations for the twelve months ended December 31, 2004 was $18.3 million, net of taxes of $11.8 million. Operating results were favorably impacted by the suspension of depreciation on operating lease assets associated with Technology’s assets classified as held for sale during the second quarter of 2004. The effect of ceasing depreciation was approximately $14.3 million after-tax. The 2004 loss on the sale of the Technology segment was $7.2 million, net of taxes of $4.8 million. The $7.2 million loss reflected a write-off of $7.6 million of goodwill as well as sale-related expenses including severance costs and losses on terminated leases. Technology’s 2003 and 2002 operating results were $15.2 million and $4.7 million, net of taxes of $9.8 million and $2.6 million, respectively. Technology’s operating results included interest expense of $12.9 million, $24.5 million, and $40.7 million in 2004, 2003, and 2002 respectively. Debt balances and interest expense were allocated to Technology based upon a fixed leverage ratio, expressed as a ratio of debt to equity. Technology’s leverage ratio was set at 1:1 (excluding nonrecourse debt) for all reporting periods.
      In 2002, GFC completed the divestiture of Terminals. Financial data for Terminals has been segregated as discontinued operations for all periods presented.
      In the first quarter of 2002, GFC sold its interest in a bulk-liquid storage facility located in Mexico and recognized a $6.2 million gain, net of taxes of $3.0 million. There was no operating activity at Terminals during 2002-2004.
      The following table summarizes the gross income, income before taxes and the (loss) gain on sale of segment, net of tax, which has been reclassified to discontinued operations for all periods presented (in millions):

	2004	2003	2002

Gross income	$104.0	$205.6	$322.7
Income before taxes	30.1	25.0	7.3
Operating income, net of taxes	18.3	15.2	4.7
(Loss) gain on sale of segment, net of taxes	(7.2)	—	6.2
Total discontinued operations	$11.1	$15.2	$10.9
NOTE 21.     Reduction in Workforce
      During 2002, GFC recorded a pre-tax charge of $16.9 million related to its 2002 reduction in workforce. This action was part of GATX’s announced intention to exit the venture finance business and curtail investment at specialty finance. The charge also included costs incurred as part of headcount reductions related to an integration plan implemented to rationalize the workforce and operations at DEC. The total charge included involuntary employee separation and benefit costs of $14.7 million for 170 employees company-wide, as well as occupancy costs of $2.2 million. The employee groups terminated included professional and administrative staff. As of December 31, 2004, all of the employee terminations were completed.
      The following is the reserve activity for the year ended December 31, 2004 (in millions):

Reserve balance at 12/31/03	$2.6
Benefits paid	(.8)
Occupancy costs paid	(.4)
Other adjustments	(.3)

Reserve balance at 12/31/04	$1.1

      The $.3 million adjustment represents a transfer of a portion of the liability to the parent company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During 2001, GFC recorded a pre-tax charge of $10.9 million related to its 2001 reduction in workforce. This reduction was part of GFC’s initiative to reduce selling, general and administrative costs in response to current economic conditions and the divestiture of Terminals operations. This charge included involuntary employee separation costs of $5.2 million for 135 employees company-wide, as well as legal fees of $.1 million, occupancy costs of $5.1 million and other costs of $.5 million. The employee groups terminated included professional and administrative staff, including corporate personnel. As of December 31, 2002, all of the employee terminations were completed.
      The following is the reserve activity for the year ended December 31, 2004 (in millions):

Reserve balance at 12/31/03	$.7
Occupancy costs paid	(.1)

Reserve balance at 12/31/04	$.6

      Management expects the Company’s reserve balance at December 31, 2004 related to the reductions in workforce to be adequate. Remaining cash payments of $1.7 million will be funded from ongoing operations and are not expected to have a material impact on GFC’s liquidity.
NOTE 22.     Foreign Operations
      GFC has a number of investments in subsidiaries and affiliated companies that are located in or derive revenues from various foreign countries. GFC’s foreign identifiable assets include investments in affiliated companies as well as fully consolidated railcar operations in Canada, Mexico, Poland, Austria and Germany, and foreign leases, loans and other investments. Foreign entities contribute significantly to GFC’s share of affiliates’ earnings. Revenues and identifiable assets are determined to be foreign or U.S.-based depending upon the location of the customer; classification of affiliates’ earnings as foreign or domestic is made based upon the office location of the affiliate. The Company did not derive revenues in excess of 10% of consolidated revenues from any one foreign country for the years ended December 31, 2004 and 2003. In 2002, Canada contributed 12% to total GFC’s revenues and share of affiliates’ earnings from continuing operations. In addition, no foreign country represented more than 10% of GFC’s identifiable assets for continuing operations in 2004, 2003 or 2002.
      The table below is a summary GFC’s continuing operations including subsidiaries and affiliated companies (in millions):

	Year Ended or at December 31

	2004	2003	2002

Revenues
Foreign	$298.6	$278.5	$300.1
United States	888.5	779.8	708.5

	$1,187.1	$1,058.3	$1,008.6

Share of Affiliates’ Earnings
Foreign	$51.2	$41.3	$29.6
United States	14.0	25.5	16.5

	$65.2	$66.8	$46.1

Identifiable Balance Sheet Assets for Continuing Operations
Foreign	$2,886.9	$2,545.1	$2,285.3
United States	2,908.2	3,164.9	3,736.0

	$5,795.1	$5,710.0	$6,021.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Foreign cash flows generated are used to meet local operating needs and for reinvestment. For non-U.S. functional currency entities, the translation of the financial statements into U.S. dollars results in an unrealized foreign currency translation adjustment, a component of accumulated other comprehensive income (loss).
NOTE 23.     Financial Data of Business Segments
      The financial data presented below conforms to SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and depicts the profitability, financial position and capital expenditures of each of GFC’s continuing business segments. Segment profitability is presented to reflect operating results inclusive of allocated support expenses from the parent company and estimated applicable interest costs. Discontinued operations and the cumulative effect of accounting change are not included in the financial data presented below.
      GFC provides services primarily through three operating segments: Rail, Air and Specialty. Other is comprised of corporate results (including selling, general and administrative (SG&A) expense and interest expense not allocated to segments), and the results of American Steamship Company (ASC), a Great Lakes shipping company.
      Rail is principally engaged in leasing rail equipment, including tank cars, freight cars and locomotives. Rail primarily provides full-service leases under which Rail maintains and services the railcars, pays ad valorem taxes, and provides other ancillary services. Rail also provides net leases, under which the lessee is responsible for maintenance, insurance and taxes.
      Air is principally engaged in leasing narrowbody aircraft to commercial airlines and others throughout the world. Air typically provides net leases under which the lessee is responsible for maintenance, insurance and taxes.
      Specialty is comprised of the former specialty finance and venture finance business units, which are now managed as one operating segment. Specialty’s portfolio consists primarily of leases and loans, frequently including interests in an asset’s residual value, and joint venture investments involving a variety of underlying asset types, including marine, aircraft and other diversified investments.
      Other is comprised of corporate results, including selling, general and administrative expense (SG&A) and interest expense not allocated to segments, and the results of ASC, a Great Lakes shipping company.
      Management, evaluates the performance of each segment based on several measures, including net income. These results are used to assess performance and determine resource allocation among the segments.
      GFC allocates corporate SG&A expenses to the segments. Corporate SG&A expenses relate to administration and support functions performed at the corporate office. Such expenses include information technology, corporate SG&A, human resources, legal, financial support and executive costs. Directly attributable expenses are generally allocated to the segments and shared costs are retained in Other. Amounts allocated to the segments are approximated based on management’s best estimate and judgment of direct support services.
      Debt balance and interest expense were allocated based upon a fixed leverage ratio for each individual operating segment across all reporting periods, expressed as a ratio of debt to equity. Rail’s leverage ratio was set at 5:1, Air’s leverage ratio was set at 4:1 and Specialty’s leverage ratio was set at 4:1. Any GFC debt and related interest expense that remained after this allocation methodology was assigned to Other in each period. Management believes this leverage and interest expense allocation methodology gives an accurate indication of each operating segment’s risk-adjusted financial return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following tables present certain segment data for the years ended December 31, 2004, 2003 and 2002 (in millions):

	Rail	Air	Specialty	Other	Total

2004 Profitability
Revenues	$729.9	$118.7	$86.3	$252.2	$1,187.1
Share of affiliates’ earnings	16.6	26.2	22.4	—	65.2

Total gross income	746.5	144.9	108.7	252.2	1,252.3
Depreciation	121.0	59.5	4.2	6.6	191.3
Interest, net	72.6	42.0	26.2	(4.4)	136.4
Operating lease expense	175.5	3.8	4.1	(.3)	183.1
Income from continuing operations before taxes	86.9	14.3	65.4	152.1	318.7
Income from continuing operations	59.7	9.8	40.6	93.2	203.3

Selected Balance Sheet Data
Investments in affiliated companies	102.5	473.8	142.3	—	718.6
Identifiable assets	2,636.3	2,086.4	477.4	595.0	5,795.1

Cash Flow
Portfolio investments and capital additions	489.9	225.2	22.7	20.7	758.5

	Rail	Air	Specialty	Other	Total

2003 Profitability
Revenues	$681.3	$110.2	$141.4	$125.4	$1,058.3
Share of affiliates’ earnings	12.5	31.6	22.7	—	66.8

Total gross income	693.8	141.8	164.1	125.4	1,125.1
Depreciation	113.7	55.1	10.3	5.6	184.7
Interest, net	59.6	41.2	43.5	9.5	153.8
Operating lease expense	176.8	3.9	4.4	.1	185.2
Income (loss) from continuing operations before taxes	80.0	3.0	62.2	(5.2)	140.0
Income from continuing operations	54.2	2.1	38.1	2.1	96.5

Selected Balance Sheet Data
Investments in affiliated companies	140.9	484.9	221.8	—	847.6
Identifiable assets	2,308.8	1,977.0	707.6	716.6	5,710.0

Cash Flow
Portfolio investments and capital additions	249.6	227.9	130.9	20.2	628.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Rail	Air	Specialty	Other	Total

2002 Profitability
Revenues	$659.1	$89.0	$153.0	$107.5	$1,008.6
Share of affiliates’ earnings	13.1	14.8	18.2	—	46.1

Total gross income	672.2	103.8	171.2	107.5	1,054.7
Depreciation	102.3	37.1	14.6	6.5	160.5
Interest, net	53.8	35.1	53.9	25.5	168.3
Operating lease expense	177.6	3.5	4.4	.3	185.8
Income (loss) from continuing operations before taxes	93.4	7.6	7.5	(21.8)	86.7
Income (loss) from continuing operations	60.1	8.1	4.9	(12.8)	60.3

Selected Balance Sheet Data
Investments in affiliated companies	145.0	470.5	220.2	—	835.7
Identifiable assets	2,289.9	1,885.6	1,088.0	757.8	6,021.3

Cash Flow
Portfolio investments and capital additions	117.5	571.5	327.3	1.7	1,018.0

$330,000,000
GATX Financial Corporation
$230,000,000 5.125% Senior Notes due 2010
$100,000,000 5.700% Senior Notes due 2015

PROSPECTUS SUPPLEMENT
April 11, 2005

Citigroup
Calyon Securities (USA)
Banc of America Securities LLC
Harris Nesbitt
KeyBanc Capital Markets
Piper Jaffray